CONFIDENTIAL	EXECUTION VERSION

UNIT PURCHASE AGREEMENT

Between

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.,

GREDE ACQUISITIONCO, INC.

and, solely for purposes of Section 2.06(a), Section 2.08 and Article XI,

GREDE TOPCO, INC.

Dated as of September 18, 2019

Table of Contents

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EXHIBITS

Exhibit A	Form of Deferred Payment Agreement
Exhibit B	Form of Instrument of Assignment
Exhibit C	Seller’s Knowledge
Exhibit D	Form of Transition Services Agreement
Exhibit E	Limited Guarantee
Exhibit F	Form of Supply Arrangement

SCHEDULES

Schedule 5.05(a)	Third Party Consents
Schedule 5.05(b)(i)(A)	Mixed-Use Contracts
Schedule 5.05(b)(i)(B)	Mexico Mixed-Use Contracts
Schedule 5.14	Excluded Intercompany Agreements
Schedule 7.07	Tax Covenants

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UNIT PURCHASE AGREEMENT (this “Agreement”), dated as of September 18, 2019, between American Axle & Manufacturing Holdings, Inc., a Delaware corporation (the “Seller”), Grede AcquisitionCo, Inc., a Delaware corporation (the “Purchaser” and together with the Seller, the “Parties”), and, solely for purposes of Section 2.06(a), Section 2.08 and Article XI, Grede Topco, Inc., a Delaware corporation (“TopCo”).

WHEREAS, the Seller indirectly owns all of the issued and outstanding limited liability company interests (the “Units”) of ASP Grede Acquisitionco LLC, a Delaware limited liability company (the “Company”), and the Company directly or indirectly owns all of the issued and outstanding equity interests of each of the Acquired Subsidiaries (as hereinafter defined);

WHEREAS, the Seller, through the Acquired Companies (as hereinafter defined), is engaged in the business of developing, manufacturing, assembling and supplying ductile, gray, and specialty iron castings and machined components for automotive, commercial vehicle, heavy truck, agriculture, construction, rail, wind energy applications and other industrial applications (other than the Mexico Business) (the “Business”); and

WHEREAS, the Seller wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Seller, the Units, upon the terms and subject to the conditions set forth herein, as a result of which Purchaser will directly or indirectly own all of the issued and outstanding equity interests of each of the Acquired Companies.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Seller and the Purchaser hereby agree as follows:

Article I

DEFINITIONS

Section 1.01        Certain Defined Terms. For purposes of this Agreement:

“Accounting Principles” means GAAP, applied on a consistent basis with the preparation of, and employing the accounting principles, policies and methodologies of, the Company used in preparing the Audited Financial Statements to the extent consistent with GAAP.

“Acquired Companies” means the Company and the Acquired Subsidiaries.

“Acquired Subsidiary” means a Subsidiary of the Company, other than the Retained Subsidiaries.

“Action” means any claim, complaint, charge, demand, notice, assessment, action, suit, arbitration, litigation, investigation, audit, inquiry, administrative enforcement proceeding or legal proceeding (whether at law or in equity, whether civil or criminal) to, before or by any Governmental Authority.

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“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person; provided that in no event shall Purchaser or any of its Subsidiaries be considered an Affiliate of any portfolio company or investment fund (excluding investment funds focused on private equity) affiliated with Gamut Capital Management, L.P., nor shall any portfolio company or investment fund (excluding investment funds focused on private equity) affiliated with Gamut Capital Management, L.P. be considered to be an Affiliate of the Purchaser or any of its Subsidiaries.

“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or non-U.S. Law relating to income Tax) of which the Company or any of its Subsidiaries is or has been a member.

“Ancillary Agreements” means the Instrument of Assignment, the Transition Services Agreement, the Supply Arrangement and the Deferred Payment Agreement.

“Anti-Corruption Laws” means all Laws relating to the prevention of corruption, kickbacks, money laundering and bribery, including the Foreign Corrupt Practices Act of 1977, as amended.

“Assumed Liabilities” means all Liabilities of the Seller and its Affiliates to the extent related to the Business, other than (a) the Excluded Liabilities, (b) the Non-Operating Asset Liabilities, (c) the Pre-Closing Environmental Liabilities, and (d) the Seller’s obligations under this Agreement and each Ancillary Agreement, and the obligations of any of the Seller’s Affiliates under the Ancillary Agreements to which such Affiliate is a party.

“Business Credit Support Instruments” means any guaranty, any keepwell, bonding arrangements, net worth maintenance agreement, letter of credit, reimbursement obligation, letter of comfort or other instrument imposing any obligations on the Acquired Companies.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the City of New York.

“Business Employee” means a current or former officer, director, employee or other individual service provider of an Acquired Company or the Business, including any employee of an Acquired Company hired after the date of this Agreement as permitted by the terms and conditions of this Agreement.

“CapEx Amount” means the aggregate amount of capital expenditures (determined on a receipts basis) actually made by the Seller and its Affiliates (including the Acquired Companies) in respect of the Business from July 1, 2019 until 11:59 p.m. New York time on the date immediately preceding the Closing Date.

“CapEx Shortfall Amount” means (a) if the CapEx Amount is greater than or equal to the CapEx Target Amount, $0 and (b) if the CapEx Amount is less than the CapEx Target Amount, an amount equal to (i) the CapEx Target Amount, minus (ii) the CapEx Amount.

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“CapEx Target Amount” means the aggregate amount of capital expenditures required to be made in accordance with Section 1.01(a) of the Disclosure Schedule by the Seller and its Affiliates (including the Acquired Companies) in respect of the Business for the period from July 1, 2019 until 11:59 p.m. New York time on the date immediately preceding the Closing Date; provided that, if the Closing Date occurs on a date other than the first calendar day of a month, the aggregate amount of capital expenditures for the applicable period set forth in Section 1.01(a) of the Disclosure Schedule in which the Closing Date occurs shall be prorated on a daily basis (which, for the avoidance of doubt, means that such aggregate amount for such period shall be an amount equal to the product of (A) the amount in the column titled “CapEx Target Amount” for such period in Section 1.01(a) of the Disclosure Schedule, and (B) an amount equal to (x) the number of days that have passed in such period up to, but excluding, the Closing Date, divided by (y) the total number of days in such period).

“Cash” means cash and cash equivalents, in each case determined in accordance with the Accounting Principles; provided, however, Cash shall not include: (i) any Restricted Cash or (ii) any marketable securities or short-term investments.

“CFC” means any “controlled foreign corporation” within the meaning of Section 957(a) of the Code (or any analogous provision of state or local Law).

“Closing Cash Amount” means the amount equal to the aggregate amount of Cash of the Acquired Companies as of immediately prior to the Closing.

“Closing Date Working Capital Amount” means the positive or negative amount equal to the difference between (a) the Current Assets of the Acquired Companies and (b) the Current Liabilities of the Acquired Companies, in each case, calculated as of 11:59 p.m. New York time on the date immediately preceding the Closing Date.

“Closing Date Working Capital Excess” means the amount, if any, by which the Closing Date Working Capital Amount (as finally determined in accordance with Section 2.07) exceeds the Target Closing Date Working Capital Amount.

“Closing Date Working Capital Shortfall” means the amount, if any, by which the Target Closing Date Working Capital Amount exceeds the Closing Date Working Capital Amount (as finally determined in accordance with Section 2.07).

“Closing Indebtedness Amount” means the aggregate amount of Indebtedness of the Acquired Companies (other than any Indebtedness solely between any Acquired Company, on the one hand, and any other Acquired Company or Acquired Companies, on the other hand) as of immediately prior to the Closing.

“Closing Transaction Expenses Amount” means the aggregate amount of Transaction Expenses of the Acquired Companies as of immediately prior to the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Group” means the Company and its Affiliates, as determined immediately after the Closing.

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“Company IP Agreements” means all (a) licenses of Intellectual Property by an Acquired Company to or from any Person, and (b) Intellectual Property settlement agreements, coexistence agreements and covenants not to sue, in the case of clauses (a) and (b), excluding (1) non-exclusive agreements with customers in the ordinary course of business in connection with the sale of products and services, (2) shrink-wrap and click wrap licenses for unmodified, commercially available software or related services agreements with an annual fee of less than $100,000 and (3) work for hire, confidentiality agreements or invention assignment agreements with employees and contractors entered into in the ordinary course of business.

“Company Names and Marks” means the “Grede” name and trademark and any other Trademark owned by an Acquired Company immediately prior to the Closing Date.

“Company Plans” means the Employee Plans sponsored, maintained, or contributed to (or required to be contributed to) by any of the Acquired Companies for the benefit of any Business Employee (except with respect to contribution to any Employee Plan that is sponsored or maintained by the Seller) or for which any of the Acquired Companies following the Closing will have any Liability, and any Contracts or arrangements between an Acquired Company and a Business Employee providing for compensation or benefits.

“Company Systems” means the computers, code, computer software, computer hardware, servers, workstations, routers, hubs, switches, data communications lines, firmware, networks, websites, telecommunications systems, and all other information technology equipment and systems owned, controlled, or otherwise relied on by any of the Acquired Companies (whether owned by any of them or by a third party).

“Contract” means any legally binding contract, agreement, license, sublicense, lease, sublease, commitment, or sales or purchase order, in each case, whether written or oral.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

“Conveyance Taxes” means all sales, documentary, use, value added, transfer, stamp, stock transfer, recording, registration, bulk sales, and direct or indirect real property transfer or gains and similar Taxes.

“Current Assets” means the total amount of each of the line items under the heading “Current Assets” in the Reference Statement of Working Capital (it being agreed that Cash is not a Current Asset), in each case determined in accordance with the Accounting Principles (except as set forth in the Reference Statement of Working Capital).

“Current Liabilities” means the total amount of each of the line items under the heading “Current Liabilities” in the Reference Statement of Working Capital, in each case determined in accordance with the Accounting Principles (except as set forth in the Reference Statement of Working Capital).

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“Data Security Requirements” means the following, in each case to the extent focused on data privacy, protection, or security, consumer protection, security breach notification, or to the collection, use, processing, storage, protection, security, transfer, or disposal of personally identifiable information or other similar sensitive or protected data: (i) all applicable Laws and any related security breach notification requirements, (ii) the Acquired Companies’ own respective rules and policies, (iii) the Payment Card Industry Data Security Standard, and (iv) applicable provisions of Contracts to which any of the Acquired Companies is bound.

“Debt Financing Sources” means the entities that have committed to provide the Debt Financing or any replacement financing or other debt financings in connection with the transactions contemplated hereby (including the parties to the Debt Commitment Letter and any agreements or credit agreements related thereto) and their respective Affiliates and such entities’ and their respective Affiliates’ Representatives involved in the Debt Financing or any replacement financing in connection with the transactions contemplated hereby and their successors and permitted assigns.

“Deferred Payment Agreement” means the deferred payment agreement to be entered into by and among the Seller, the Purchaser, TopCo and the other parties thereto as of the Closing, substantially in the form attached hereto as Exhibit A.

“Disclosure Schedule” means the Disclosure Schedule attached hereto, dated as of the date hereof, delivered by the Seller to the Purchaser in connection with this Agreement.

“Employee Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, each equity or equity-based, severance, separation, retention, employment, change of control, bonus, incentive, deferred compensation, post-termination or retiree medical or life insurance, paid time off or fringe benefit plan and each other benefit or compensation plan, program, policy, Contract, agreement or arrangement.

“Encumbrance” means any right of first or last refusal, right of first or last offer, pre-emptive purchase right, security interest, pledge, hypothecation, charge, mortgage, lien or encumbrance (including any exclusive licenses of Intellectual Property).

“Enforceability Exceptions” means (a) any applicable bankruptcy, insolvency (including Laws relating to fraudulent transfers), reorganization, moratorium or other similar Laws affecting creditors’ rights generally and (b) general principles of equity (regardless of whether considered in a proceeding at law or in equity).

“Environmental Laws” means all Laws and Governmental Orders relating to the emission, discharge, Release, treatment, storage, use, handling, transportation, management or disposal of, or exposure to, Hazardous Substances, or to pollution, public or worker health or safety as they relate to Hazardous Substances, natural resource damages or protection of the environment.

“Environmental Permits” means any permit, approval, identification number, license, registration and other authorization required under or issued pursuant to any applicable Environmental Law.

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“ERISA” means the Employee Retirement Income Security Act of 1974, as amended through the date hereof.

“Excluded Acquired Company Taxes” means, without duplication, (a) all Taxes of the Acquired Companies for any Pre-Closing Period (determined, in the case of the pre-Closing portion of a Straddle Period, in the manner set forth in Section 7.01(b)), (b) all Taxes arising from or relating to the Pre-Closing Mexico Reorganization Transactions, (c) all Taxes imposed on any of the Acquired Companies as a result of having been a member of an affiliated, consolidated, combined or unitary Tax group on or prior to the Closing Date, including pursuant to Section 1.1502-6 of the Treasury Regulations or any analogous or similar state, local, or non-U.S. Law, (d) all Taxes imposed on any of the Acquired Companies by operation of Law, as a transferee or successor or by contract entered into prior to the Closing (other than a contract the principal subject matter of which is not Taxes) and (e) the Seller’s share of Conveyance Taxes under Section 7.06; provided, however, that Excluded Acquired Company Taxes shall not include (i) the Purchaser’s share of Conveyance Taxes under Section 7.06 or (ii) any Taxes directly arising out of or resulting from any breach of any covenant or agreement of the Purchaser contained in Article VII.

“Excluded Liabilities” means (a) all Liabilities of the Seller and its Affiliates to the extent not related to the Business, (b) all Liabilities to the extent relating to the Retained Subsidiaries and the Pre-Closing Mexico Reorganization Transactions, (c) all Liabilities to the extent relating to the Intercompany Agreements including, for the avoidance of doubt, any Taxes arising from the settlement, repayment, capitalization, termination or cancellation of any Intercompany Agreements in accordance with Section 5.14 and (d) all Liabilities to the extent relating to the compensation, benefits, employment or termination of employment of the Business Employees set forth on Section 1.01(b) of the Disclosure Schedule.

“Ex-Im Laws” means Laws pertaining to export and import controls, including those administered by the U.S. Departments of Commerce and State and the U.S. Customs and Border Protection.

“Final Closing Statement” means (a) the Initial Closing Statement, if the Seller delivers a Notice of Acceptance or fails to deliver a Notice of Disagreement by the Objection Deadline Date, or (b) the Initial Closing Statement as modified in accordance with Section 2.07(c), if the Seller timely delivers a Notice of Disagreement.

“Fraud” means the actual and intentional fraud by a Party with respect to the making of any express representation or warranty contained in Article III or Article IV with the intent to deceive or mislead the Party to whom such representation or warranty was made, that was material to the claiming Party’s decision to enter into this Agreement and upon which the claiming Party justifiably relied.

“Fundamental Representations” means, collectively, the Seller Fundamental Representations and the Purchaser Fundamental Representations.

“GAAP” means United States generally accepted accounting principles in effect from time to time applied consistently throughout the periods involved.

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“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs.

“Governmental Authority” means any federal, national, state, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body (public or private) of competent jurisdiction, whether foreign or domestic.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Substances” means any chemical, material, waste or substance which can give rise to Liability, obligations or standards of conduct pursuant to, or is regulated, defined or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “hazardous constituents”, “restricted hazardous materials”, “extremely hazardous substances”, “toxic substances”, “contaminants”, or words of similar meaning and/or regulatory effect under, any Environmental Law, including asbestos in any form that is or could become friable, petroleum products or byproducts, and polychlorinated byphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Acquired Company, the aggregate amount of the following, in each case, calculated in accordance with the Accounting Principles: (a) current and long-term portions of bank debt (including any accrued and unpaid interest thereon), (b) any indebtedness for money borrowed, including any accrued and unpaid interest thereon not specified in clause (a) above, (c) any other indebtedness which is evidenced by a note, bond, debenture, debt security or similar instrument, (d) all obligations upon which interest is customarily paid, including factoring or similar agreements, (e) all obligations for purchase money financing, including obligations under conditional sale or other title retention agreements or issued or assumed in respect of deferred purchase price, relating to assets, businesses or properties purchased, (f) all obligations resulting from any holdback, earn-out, performance bonus, seller note or other contingent payment arrangements related to or arising out of any prior acquisition, business combination or similar transaction, (g) all obligations under any interest rate protection, foreign currency exchange or other interest or exchange rate hedging agreements or arrangements or under any other out-of-the-money hedging agreements or arrangements, (h) all indebtedness of others secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise to be secured by) any Encumbrances on property owned or acquired by such Acquired Company, (i) all obligations as lessee under any leases which are treated as finance leases in accordance with the Accounting Principles (which, for the avoidance of doubt, shall not include any leases that would be characterized as operating leases in accordance with GAAP prior to giving effect to Accounting Standards Codification 842 and shall include any leases characterized as capital leases in accordance with GAAP prior to giving effect to Accounting Standards Codification 842), (j) all distributions or loans payable to any of the Acquired Companies’ Affiliates or shareholders as of the Closing, (k) all obligations as an account party in respect of letters of credit and bankers’ acceptances, (l) all obligations of the type referred to in the foregoing clauses of any other Person, the payment of which such Acquired Company is or may become responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, either severally or jointly with any other Person, whether contingent or otherwise and (m) amounts necessary to retire the foregoing clauses (a) through (l), including principal or scheduled payments, accrued interest or finance charges, and other fees, penalties or payments necessary to retire such liability at the Closing; provided that “Indebtedness” shall not include any amounts included within the definitions of “Transaction Expenses” or, absent Fraud, any amounts to the extent arising out of or relating to the “Specified Items” or the “Specified Dispute”.

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“Indemnified Party” means a Purchaser Indemnified Party or a Seller Indemnified Party, as the case may be.

“Indemnifying Party” means the Seller pursuant to Section 9.03 and the Purchaser pursuant to Section 9.04, as the case may be.

“Instrument of Assignment” means an instrument of assignment effecting the transfer and assignment of the Units to the Purchaser at the Closing, in the form attached hereto as Exhibit B.

“Intellectual Property” means all intellectual property rights and similar proprietary rights in any jurisdiction throughout the world, including: (a) patents and patent applications of any kind, (b) trademarks, service marks, trade names, trade dress, domain names and social media accounts, together with the goodwill associated therewith (collectively, “Trademarks”), (c) copyrights, including copyrights in unpublished works and computer software, (d) registrations and applications for registration of any of the foregoing under sub-clauses (a) – (c) of this definition, and (e) trade secrets and similar rights in other confidential information, including rights in discoveries, inventions (whether or not patented), know how, formulae, methods, techniques, strategies, processes, research and development, drawings, specifications, layouts, designs, algorithms, source code, data and collections of data, compositions, architectures, plans, proposals, technical data, financial, business and marketing plans and proposals, and customer and supplier lists, and other proprietary information.

“Intercompany Agreements” means any Contract, or arrangement or commitment, including any credit or funding agreement, facility or other arrangement, receivable, payable, claim, demand, right, loan, Indebtedness, in each case solely between an Acquired Company, on the one hand, and the Seller or any of its Affiliates (other than any of the Acquired Companies), on the other hand; provided, that “Intercompany Agreements” shall not include this Agreement or the Ancillary Agreements or the Contracts set forth in Schedule 5.14.

“IRS” means the Internal Revenue Service of the United States.

“Law” means any federal, national, supranational, state, provincial, local, administrative or similar statute, law, act, ordinance, regulation, rule, ruling, award, decree, writ, judgment, injunction, code, order, requirement or rule of law (including common law), whether foreign or domestic.

“Liabilities” means any and all debts, liabilities, claims, demands, expenses, commitments, losses and obligations, whether accrued or fixed, absolute or contingent, primary or secondary, direct or indirect, known or unknown, liquidated or unliquidated, matured or unmatured or determined or determinable, including those arising under any Law, Action or Governmental Order and those arising under any Contract.

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“Material Adverse Effect” means any event, circumstance, change, effect, development or condition that, individually or considered together with all other circumstances, changes, effects, developments and conditions: (I) prevents or impedes the ability of the Seller to consummate the Closing by the Outside Date, or (II) has had or would reasonably be expected to have a material adverse effect on the business, results of operations, assets or financial condition of the Business or the Acquired Companies, taken as a whole; provided, however, that none of the following, either alone or in combination, shall be considered in determining whether there has been a “Material Adverse Effect” under this clause (II): (a) events, circumstances, changes, effects, developments or conditions that generally affect the industries in which the Business operates (including legal and regulatory changes), (b) general economic, market, business, regulatory or political conditions (or changes therein) or events, circumstances, changes, effects, developments or conditions affecting the financial, credit, securities, commodities or derivatives markets in the United States or in any other country or region in the world in which the Business or the Acquired Companies operate, including changes in interest rates or foreign exchange rates, (c) events, circumstances, changes, effects, developments or conditions arising from, or attributable to, the announcement of the execution of this Agreement or the pendency of the transactions contemplated hereby (provided that this exception shall not apply in determining whether there has been a breach of the Seller’s representations or warranties in Section 3.05 or Section 3.06), (d) any event, circumstance, change, effect, development or condition that results from compliance with the terms of, or the taking of any action required or contemplated by, this Agreement or the Ancillary Agreements, or any action taken, or failure to take action, in each case which the Purchaser or any of its Affiliates has approved, consented to or requested in writing, (e) events, circumstances, changes or effects arising from, or attributable to, acts of terrorism or war (whether or not declared) occurring after the date hereof, including any escalation or worsening thereof, (f) events, circumstances, changes, effects, developments or conditions arising from, or attributable to, natural disasters, (g) events, circumstances, changes or effects arising from, or attributable to, changes (or proposed changes) or modifications in GAAP or applicable Law or the interpretation or enforcement thereof, in each case after the date hereof, and (h) the failure by the Business to meet any estimates, expectations, projections or budgets for any period (provided that, to the extent not the subject of any of the foregoing clauses (a) through (g) above, the underlying cause of such failure may be taken into account), except in the cases of clauses (a), (b), (e), (f), and (g) to the extent such event, circumstance, change, effect, development or condition has a materially disproportionate effect on the Business or the Acquired Companies, taken as a whole, compared with other Persons operating in the industries in which the Business or the Acquired Companies operate.

“Mexico Subsidiary” means each of (a) Novocast, S. de R. L. de C.V., (b) Novogredetek Holdings, S. de. R.L. de C.V. and (c) Transformaciones Especializades NC, S.A. de C.V.

“Mixed-Use Contract” means a Contract (other than any Mexico Mixed-Use Contract): (a) to which Seller or any of its Affiliates (other than the Acquired Companies) is a party, (b) that is related to the Business and pursuant to which the Business or any Acquired Company currently obtains, or is entitled to obtain, any material services, assets or benefits and (c) that does not relate to services that are contemplated to be provided to the Business or the Acquired Companies pursuant to the terms of the Transition Services Agreement.

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“Neutral Accountant” means an independent accounting firm of international reputation with expertise in accounting matters reasonably acceptable to the Seller and the Purchaser.

“Non-Operating Asset Liabilities” means any Liabilities to the extent relating to the assets and operations set forth on Section 1.01(c) of the Disclosure Schedule; provided that “Non-Operating Asset Liabilities” shall not include any worker’s compensation Liabilities or any underfunded pension Liabilities or unfunded retiree welfare Liabilities.

“Objection Deadline Date” means the date thirty (30) days after delivery by the Purchaser to the Seller of the Initial Closing Statement.

“ordinary course of business” or any similar expression means in the ordinary course of the applicable Person’s business consistent with past practice.

“Owned Intellectual Property” means all of the Intellectual Property owned by an Acquired Company (including the items set forth, or required to be set forth, in Section 3.13(a) of the Disclosure Schedule).

“Permitted Encumbrances” means any of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced and as to which neither the Seller or its Affiliates (to the extent Related to the Business) nor any of the Acquired Companies is otherwise subject to civil or criminal liability due to its existence: (a) Encumbrances for Taxes, assessments, charges, levies or other claims not yet due and payable, or the validity of which are being contested in good faith in proceedings disclosed to the Purchaser, in each case only to the extent adequate reserves or accruals have been made in the Financial Statements in accordance with the Accounting Principles; (b) materialmen’s, mechanics’, carriers’, warehousemen’s, workmen’s and repairmen’s liens and other similar liens arising or incurred in the ordinary course of business and that are not material, for amounts not yet due and payable and for which adequate reserves or accruals have been made in the Financial Statements in accordance with the Accounting Principles, or the validity of which are being contested in good faith; (c) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation; (d) Encumbrances, easements, reserves, restrictive covenants, servitudes, encroachments, rights of way or other imperfections of record, the existence of which do not have a Material Adverse Effect or materially interfere with the operation of the Business on the affected property; and (e) non-exclusive licenses of Intellectual Property granted in the ordinary course of business.

“Person” means any individual, partnership, firm, corporation, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Authority or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

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“Post-Closing Period” means any taxable period (or portion thereof) beginning after the date of the Closing (including the portion of any Straddle Period after the date of the Closing).

“Pre-Closing Environmental Liabilities” means all Liabilities pursuant to Environmental Laws to the extent relating to the Business or the Acquired Companies and arising from facts, conditions or circumstances first existing or first occurring on or prior to the Closing Date (other than Liabilities to the extent relating to exposure to any Hazardous Substances included in any product or material sold or distributed by any Acquired Company), including (a) any Releases of Hazardous Substances by any Acquired Company prior to the Closing Date at any Owned Real Property or Leased Real Property, and (b) any violation of or noncompliance with Environmental Laws or Environmental Permits by any Acquired Company at any Owned Real Property or Leased Real Property to the extent first occurring or first existing prior to the Closing Date (including any post-Closing continuation of such pre-Closing violation or noncompliance, provided that, with respect to the period the violation or noncompliance was in existence or was occurring after the Closing, the Purchaser makes an indemnification claim hereunder with respect thereto prior to the first (1st) anniversary of the Closing, and provided, further, that the preceding proviso shall not be deemed to limit or condition in any way Seller’s indemnification obligations as provided in this Agreement for the period such violation or noncompliance was in existence or was occurring on or before the Closing); provided, however, that such Liabilities shall not include the cost to decommission or close any waste management units (except to the extent such units were not in compliance with Environmental Laws on or prior to the Closing Date).

“Pre-Closing Mexico Reorganization Transactions” means the restructuring transactions set forth in Section 5.12 of the Disclosure Schedule in the order set forth therein and otherwise in accordance with the terms thereof.

“Pre-Closing Period” means any taxable period (or portion thereof) ending on or prior to the date of the Closing.

“Purchase Price Bank Account” means a bank account in the United States to be designated by the Seller in a written notice to the Purchaser at least two (2) Business Days before the Closing.

“Purchaser Fundamental Representations” means the representations and warranties of the Purchaser contained in Section 4.01 and Section 4.02(a).

“Real Property” means all real property, leaseholds and other interests in real property together with all interests in the buildings, improvements, facilities and structures located thereon, the fixtures, systems, equipment and items of personal property affixed or appurtenant thereto and the easements, licenses, rights, hereditaments and appurtenances relating to the foregoing.

“Reference Statement of Working Capital” means the statement setting forth certain assets and liabilities of the Business, dated as of May 31, 2019, a copy of which is set forth in Section 1.01(d) of the Disclosure Schedule, and which was prepared in accordance with the Accounting Principles (except as set forth in such statement).

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“Registered” means issued by, registered or filed with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.

“Regulations” means the Treasury Regulations (including Temporary Regulations) promulgated by the United States Department of Treasury with respect to the Code or other federal tax statutes.

“Related to the Business” means primarily used or primarily held for use by the Seller in, or primarily related to, or primarily arising from, the Business.

“Release” means releasing, disposing, discharging, injecting, spilling, leaking, leaching, dumping, emitting, escaping, emptying, seeping, pumping, pouring, placing and the like into or upon any land or water or air or otherwise entering into the environment.

“Remedial Action” means any action required to investigate, clean up, remove or remediate, or conduct remedial or corrective actions with respect to, any Release of Hazardous Substances.

“Representatives” means, with respect to any Person, such Person’s Affiliates and its and their respective directors, officers, employees, agents, advisors and other representatives, including legal counsel, accountants and financial advisors.

“Required Financial Statements” means the financial information necessary to satisfy paragraph 4 of Exhibit C to the Debt Commitment Letter as in effect on the date hereof.

“Restricted Cash” means (a) any cash and cash equivalents, the distribution or use of which is restricted under applicable Law or Contract, (b) any outstanding checks, outstanding drafts, outstanding wire transfers and outstanding debit transactions written or made from the accounts of any Acquired Company and (c) any security deposits, earnest deposits, bid, performance, lease, utility and other deposits, or any other forms of deposit or security, placed by any Acquired Company. For the avoidance of doubt, Restricted Cash includes any cash or cash equivalents held in escrow accounts.

“Retained Names and Marks” means any Trademark owned by the Seller or any of its Affiliates (other than the Acquired Companies) immediately prior to the Closing Date and shall also include the trade dress, look-and-feel and visual identity of the Seller and its Affiliates (other than the Acquired Companies) and their respective products and services.

“Retained Subsidiaries” means the Mexico Subsidiaries, AAM Casting Corp. and Brillion Iron Works, Inc. (“Brillion”).

“Sanctions” means U.S. and any applicable foreign economic sanctions Laws, including economic and trade sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and the Department of State, and applicable U.S. and foreign anti-money laundering Laws.

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“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Credit Support Instruments” means any guaranty, any keepwell, bonding arrangements, net worth maintenance agreement, letter of credit, reimbursement obligation, letter of comfort or other instrument imposing any obligations on the Seller or any Affiliate of the Seller (other than the Acquired Companies) with respect to the Business or otherwise for the benefit of the Business.

“Seller Fundamental Representations” means the representations and warranties of the Seller contained in Section 3.01, Section 3.02, Section 3.03, Section 3.04(a) and Section 3.23.

“Seller Group” means the Seller and its Affiliates, excluding any entity that is a member of the Company Group.

“Seller’s Knowledge”, “Knowledge of the Seller” or similar terms used in this Agreement mean the actual knowledge, following reasonable inquiry of direct reports, of the Persons listed in Exhibit C.

“Seller Plans” means the Employee Plans sponsored, maintained, contributed to (or required to be contributed to) by the Seller or any of its Affiliates (other than the Acquired Companies) for the benefit of any Business Employee, and any Contracts or arrangements between the Seller or any of its Affiliates (other than the Acquired Companies) and a Business Employee providing for compensation or benefits.

“Separate Company Tax Return” means in the case of any Tax Return of any member of the Company Group (including any consolidated, combined or unitary return), any such Tax Return that does not include any member of the Seller Group.

“Specified Dispute” means the matter set forth in set forth in Item 3 of Section 3.08(b) of the Disclosure Schedule.

“Specified Dispute Amount” means $0; provided that if the Specified Dispute is settled or resolved (whether pursuant to a settlement, release, compromise, entry of any judgment or otherwise) prior to the Closing, and any payment required in respect thereof has been made prior to the Closing, the “Specified Dispute Amount” shall be equal to the amount of any such payment actually made by or on behalf of the Acquired Companies prior to the Closing; provided, further, that any settlement or resolution of the Specified Dispute (whether pursuant to a settlement, release, compromise, entry of any judgment or otherwise) shall require the prior written consent of Purchaser (not to be unreasonably withheld, conditioned or delayed).

“Specified Items” has the meaning set forth on Section 1.01(e) of the Disclosure Schedule.

“Specified Items Amount” means $23,250,000, minus the Specified Dispute Amount.

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“Straddle Period” means any taxable period beginning on or prior to and ending after the date of the Closing.

“Subsidiary” means, with respect to a party hereto, any corporation, partnership, limited liability company or other entity, whether incorporated or unincorporated, of which (a) such party or any other Subsidiary of such party is a managing member or general partner; (b) at least a majority of the securities or other equity interests having by their terms ordinary voting power to elect a majority of the directors or others performing similar functions with respect to such entity is directly or indirectly owned or controlled by such party or by any one or more of such party’s Subsidiaries, or by such party and one or more of its Subsidiaries or (c) at least a majority of the equity securities or other equity interests is directly or indirectly owned or controlled by such party or by any one or more of such party’s Subsidiaries, or by such party and one or more of its Subsidiaries.

“Supply Arrangement” means the supply arrangement to be entered into by the Seller and the Purchaser as of the Closing, in the form attached hereto as Exhibit F.

“Target Closing Date Working Capital Amount” means $64,500,000.

“Tax” or “Taxes” means all federal, state, local or foreign income, excise, gross receipts, ad valorem, value-added, sales, use, employment, unemployment, disability, social security, franchise, profits, gains, property, transfer, stamp, customs, use, payroll, real property, personal property, abandoned or unclaimed property, intangibles or other taxes of any kind whatsoever (whether payable directly or by withholding), together with any interest and any penalties, additions to tax or additional amounts imposed by any Taxing Authority.

“Tax Attribute” means any Tax attribute, including any loss, loss carryforward, credit, credit carryforward, prepaid Tax or refund, and any claim for or right to receive any of the foregoing.

“Tax Returns” means any and all returns, reports and forms (including elections, claims for refund, declarations, amendments, schedules, information returns and statements, and schedules and attachments thereto) filed or required to be filed with a Taxing Authority with respect to Taxes.

“Taxing Authority” means any Governmental Authority that is responsible for the administration or imposition of any Tax or Conveyance Tax.

“Transaction Expenses” means, without duplication, as to an Acquired Company, the following expenses of such Acquired Company, but only to the extent incurred on or prior to the Closing and unpaid as of immediately prior to the Closing: (i) all third party legal, tax advisory, accounting, financial advisory, investment banking, consulting and other similar outside professional advisory fees and expenses incurred or otherwise payable or reimbursable by or on behalf of such Acquired Company in connection with the negotiation, documentation and consummation of this Agreement and the other Ancillary Agreements and the transactions contemplated hereby and thereby, (ii) the aggregate amount of any severance, change in control, transaction, retention, stay bonus, or other similar obligations payable to any current or former Business Employee, officer, director, or other service provider of any Acquired Company as a result of or in connection with the transactions contemplated by this Agreement, or unpaid bonuses (other than the bonuses described in Section 1.01(e)(iv) of the Disclosure Schedule), in each case, incurred on or prior to, and outstanding as of, the Closing, plus the employer portion of any related Taxes in respect thereof as of the Closing,

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(iii) all fees and expenses owing in respect of any Intercompany Agreement, including all amounts payable in connection with the repayment, capitalization and/or cancellation thereof pursuant to Section 5.14, (iv) an amount equal to fifty percent (50%) of all costs and expenses related to the R&W Insurance Policy; provided that such amount shall not exceed $573,796, (v) an amount equal to fifty percent (50%) of all payments required to be made by any Acquired Company in order to obtain the Third Party Consents or to effect the Mixed-Use Separation; provided that, for the avoidance of doubt, any payments resulting from changes to the pricing or other commercial terms of any Contract for which a Third Party Consent is obtained, or for which the Mixed-Use Separation is effected, shall not constitute “Transaction Expenses”, and (vi) an amount equal to fifty percent (50%) of all Conveyance Taxes with respect to the transactions contemplated by this Agreement; provided that “Transaction Expenses” shall not include any amounts included within the definitions of “Indebtedness” or, absent Fraud, any amounts to the extent arising out of or relating to the “Specified Items” or the “Specified Dispute”.

“Transition Services Agreement” means the transition services agreement to be entered into by the Seller and the Purchaser as of the Closing, substantially in the form attached hereto as Exhibit D.

“WARN” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Law.

Section 1.02        Definitions. The following terms have the meanings set forth in the Sections set forth below:

Definition	Location

“Acquired Company Assets”	3.15(a)
“Acquisition Financing”	4.05(a)
“Agreed Allocation”	7.09(b)
“Agreement”	Preamble
“Allocation”	7.09(b)
“Alternate Debt Financing”	5.06(a)(iii)
“Audited Financial Statements”	3.07(a)
“Available Insurance Policies”	5.10(b)
“Business”	Recitals
“Cash Purchase Price”	2.02
“Closing”	2.03
“Closing Date”	2.03
“Closing Date Payment Amount”	2.07(a)
“Closing Estimates and Calculations”	2.04(a)
“Closing Overpayment”	2.07(e)(ii)
“Closing Underpayment”	2.07(e)(i)
“Collective Bargaining Agreements”	3.17(a)

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“Company”	Recitals
“Competing Business”	5.17(g)(i)
“Confidentiality Agreement”	5.03(a)
“Contest”	7.03(b)
“Continuation Period”	6.01(b)
“Debt Commitment Letter”	4.05(a)
“Debt Financing”	4.05(a)
“Deferred Payment Obligation”	2.08
“Defined Benefit Pension Plans”	6.05
“Disputed Items”	2.07(c)
“Equity Commitment”	4.05(a)
“Equity Financing”	4.05(a)
“Elections”	7.09(a)
“Enforcement Expenses”	10.02(d)
“Equity Investors”	4.05(a)
“Estimated CapEx Shortfall Amount”	2.04(a)
“Estimated Closing Cash Amount”	2.04(a)
“Estimated Closing Date Payment Amount”	2.04(b)
“Estimated Closing Date Working Capital Excess”	2.04(a)
“Estimated Closing Date Working Capital Shortfall”	2.04(a)
“Estimated Closing Indebtedness Amount”	2.04(a)
“Estimated Closing Transaction Expenses Amount”	2.04(a)
“Financial Statements”	3.07(a)
“Financing Commitments”	4.05(a)
“Forecasted CapEx Amount”	5.19
“Guarantors”	4.05(c)
“Initial Closing Statement”	2.07(a)
“Insurance Policies”	3.20
“Leased Real Property”	3.14(b)
“Limited Guarantee”	4.05(c)
“Losses”	9.03
“Material Contracts”	3.19(a)
“Material Customer”	3.21
“Material Supplier”	3.21
“Mexico Business”	5.17(g)(ii)(C)
“Mexico Mixed-Use Contracts”	5.05(b)
“Mixed-Use Separation”	5.05(b)
“Multiemployer Plan”	3.16(d)
“New 401(k) Plan”	6.02(c)
“New Debt Commitment Letter”	5.06(a)(iii)
“New Plans”	6.02(c)
“Notice of Acceptance”	2.07(c)
“Notice of Disagreement”	2.07(c)
“Outside Date”	10.01(a)
“Owned Real Property”	3.14(a)
“Parties”	Preamble

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“PBGC”	3.16(d)
“Permits”	3.11(b)
“Permitted Business”	5.17(g)(ii)
“Purchase Price”	2.02
“Purchaser”	Preamble
“Purchaser Group”	5.16
“Purchaser Indemnified Party”	9.03
“Purchaser Related Parties”	5.11(a)
“Recoverable Loss”	9.05(d)
“Required Amounts”	4.05(a)
“Resolution Period”	2.07(d)(iii)
“Reverse Termination Fee”	10.02(b)
“R&W Insurance Policy”	9.02
“Seller”	Preamble
“Seller Indemnified Party”	9.04
“Seller Related Parties”	5.11(a)
“Shortfall Amount”	5.19
“Third Party Claim”	9.06(b)
“Third Party Consents”	5.05(a)
“TopCo”	Preamble
“Transferred Employee”	6.01(a)
“Unaudited Financial Statements”	3.07(a)
“Units”	Recitals

Section 1.03        Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a)               when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b)               the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c)               whenever the words “include”, “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d)               the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement; the term “as of the date hereof”, when used in this Agreement, means as of the date of this Agreement;

(e)               the words “made available” and words of similar import with respect to any item made available by the Seller or the Acquired Companies shall mean posted at least two (2) Business Days prior to the date of this Agreement in the electronic data room maintained by the Seller at www.datasiteone.merrillcorp.com titled “Buckeye”;

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(f)                all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(g)               the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(h)               references to a Person are also to its successors and permitted assigns;

(i)                 when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded, and if the last day of such period is not a Business Day, the period shall end on the immediately following Business Day; and

(j)                 the use of “or” is not intended to be exclusive unless expressly indicated otherwise.

Article II

PURCHASE AND SALE

Section 2.01        Purchase and Sale of the Units. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall, or shall cause its applicable Subsidiaries to, sell, convey, assign, transfer and deliver, as legal and beneficial owner, to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Seller (or its applicable Subsidiaries), all right, title and interest in and to the Units, free and clear of all Encumbrances (other than restrictions under applicable federal, state or other securities laws or Encumbrances created by or at the direction of the Purchaser or any of its Affiliates).

Section 2.02        Purchase Price. The purchase price for the Units shall be (a) subject to the adjustments in Section 2.07, $185,000,000 in cash (the “Cash Purchase Price”) and (b) $60,000,000 principal aggregate amount of the Deferred Payment Obligation (together with the Cash Purchase Price, the “Purchase Price”).

Section 2.03        Closing. Subject to the terms and conditions of this Agreement, the sale and purchase of the Units contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York at 10:00 A.M. EST on the fifteenth (15th) Business Day following the satisfaction or waiver of the conditions to the obligations of the Parties set forth in Section 8.01 and Section 8.02 (other than (a) those conditions that, by their terms, are to be satisfied at the Closing, and (b) the conditions set forth in Section 8.02(c) and Section 8.02(d), but, in each case of clauses (a) and (b), subject to the satisfaction or waiver of such conditions) or at such other place or at such other time or on such other date as the Seller and the Purchaser may mutually agree upon in writing; provided, however, that in no event shall the Closing take place prior to December 20, 2019 (the day on which the Closing takes place being the “Closing Date”).

Section 2.04        Closing Adjustment of Purchase Price.

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(a)               No later than three (3) Business Days prior to the scheduled Closing Date, the Seller shall deliver to the Purchaser, together with reasonably detailed supporting information, a written statement that sets forth the Seller’s good faith estimate, applying the Accounting Principles, of the following items (collectively, the “Closing Estimates and Calculations”): (i) the Closing Indebtedness Amount (the “Estimated Closing Indebtedness Amount”), (ii) the Closing Cash Amount (the “Estimated Closing Cash Amount”), (iii) the Closing Date Working Capital Amount (and the components thereof) and either the resulting Closing Date Working Capital Excess (the “Estimated Closing Date Working Capital Excess”) or Closing Date Working Capital Shortfall (the “Estimated Closing Date Working Capital Shortfall”), as the case may be, (iv) the Closing Transaction Expenses Amount (the “Estimated Closing Transaction Expenses Amount”), (v) the CapEx Shortfall Amount (the “Estimated CapEx Shortfall Amount”) and (vi) the Seller’s calculation of the Estimated Closing Date Payment Amount. The Purchaser shall be entitled to comment on and request reasonable changes to the Closing Estimates and Calculations, and the Seller shall consider in good faith any changes the Purchaser proposes to the Closing Estimates and Calculations.

(b)               The “Estimated Closing Date Payment Amount” shall be an amount equal to the following:

(i)                 the Cash Purchase Price;

(ii)              minus the Estimated Closing Indebtedness Amount;

(iii)            minus the Estimated Closing Transaction Expenses Amount;

(iv)             minus the Specified Items Amount;

(v)               minus the Estimated CapEx Shortfall Amount;

(vi)             plus the Estimated Closing Cash Amount;

(vii)          either plus the Estimated Closing Date Working Capital Excess or minus the Estimated Closing Date Working Capital Shortfall, as the case may be.

Section 2.05        Closing Deliveries by the Seller. At the Closing, the Seller shall deliver or cause to be delivered to the Purchaser:

(a)               a duly executed counterpart to the Instrument of Assignment;

(b)               a duly executed counterpart to the Transition Services Agreement;

(c)               a duly executed counterpart to the Supply Arrangement;

(d)               a duly executed counterpart to the Deferred Payment Agreement;

(e)               a certificate of non-foreign status of the Seller prepared pursuant to Section 1.1445-2(b)(2) of the Regulations;

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(f)                a properly completed and duly executed counterpart to IRS Form 8023 with respect to the Elections;

(g)               a certificate of a duly authorized officer of the Seller certifying as to the matters set forth in Sections 8.02(a)-8.02(b);

(h)               evidence of release and termination of guarantees by the applicable Acquired Companies in connection with the Seller’s existing credit facility with JPMorgan Chase Bank, N.A. as administrative agent and collateral agent (together with all related documents and instruments, including lien and security release and termination documentation but excluding possessory collateral) in a form reasonably satisfactory to Purchaser and its Debt Financing Sources;

(i)                 the Required Financial Statements; and

(j)                 a certificate of a duly authorized officer of the Seller certifying his or her good faith determination that the Seller is ready, willing and able to provide, as of the Closing Date, the services set forth on the Seller Transition Services Schedules (as defined in the Transition Services Agreement).

Section 2.06        Closing Deliveries by the Purchaser. At the Closing, the Purchaser shall deliver or cause to be delivered to the Seller:

(a)               a duly executed counterpart to the Deferred Payment Agreement (executed by Purchaser, TopCo and the other Affiliates of Purchaser party thereto);

(b)               the Estimated Closing Date Payment Amount by wire transfer in immediately available funds to the Purchase Price Bank Account;

(c)               a duly executed counterpart to the Instrument of Assignment;

(d)               a duly executed counterpart to the Transition Services Agreement;

(e)               a duly executed counterpart to the Supply Arrangement;

(f)                a properly completed and duly executed counterpart to IRS Form 8023 with respect to the Elections; and

(g)               a certificate of a duly authorized officer of the Purchaser certifying as to the matters set forth in Section 8.01(a).

Section 2.07        Post-Closing Adjustment of Purchase Price.

(a)               As soon as reasonably practical after the Closing, but in no event later than ninety (90) days after the Closing Date, the Purchaser shall prepare and deliver to the Seller a statement prepared in good faith and in accordance with the Accounting Principles, together with reasonably detailed supporting information (the “Initial Closing Statement”), setting forth the Purchaser’s determination of (i) the Closing Indebtedness Amount, (ii) the Closing Cash Amount,

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(iii) the Closing Date Working Capital Amount (and the components thereof) and either the resulting Closing Date Working Capital Excess or Closing Date Working Capital Shortfall, as the case may be, (iv) the Closing Transaction Expenses Amount, (v) the CapEx Shortfall Amount and (vi) the amount of the closing date payment (the “Closing Date Payment Amount”) calculated in accordance with Section 2.04(b), using the amounts of the Closing Indebtedness Amount, the Closing Cash Amount, the Closing Date Working Capital Excess or Closing Date Working Capital Shortfall, as applicable, the Closing Transaction Expenses Amount and the CapEx Shortfall Amount, instead of the estimated amounts for each such item.

(b)               Throughout the period following the Seller’s receipt of the Initial Closing Statement until the Objection Deadline Date, the Purchaser and the Acquired Companies shall permit the Seller and its Representatives reasonable access (with the right to make copies), during normal business hours upon reasonable advance notice, to the relevant financial books and records of the Purchaser and the Acquired Companies solely for the purposes of the review and objection right contemplated herein, together with reasonable access to the individuals responsible for the preparation of the Initial Closing Statement in order to respond to the inquiries of the Seller and its Representatives related thereto in order to verify the information included in the Initial Closing Statement.

(c)               The Seller shall deliver to the Purchaser by the Objection Deadline Date either a notice indicating that the Seller accepts the Initial Closing Statement (the “Notice of Acceptance”) or a detailed statement describing each of its objections to the Initial Closing Statement (the “Notice of Disagreement”). If the Seller timely delivers a Notice of Disagreement, only those matters specified in such Notice of Disagreement shall be deemed to be in dispute (such matters, the “Disputed Items”) and all such Disputed Items shall be based only on (i) mathematical or clerical errors or (ii) that the calculation of the amounts included in the Initial Closing Statement were not determined in accordance with the Accounting Principles. The Notice of Disagreement shall specify what the Seller reasonably believes is the correct amount for each Disputed Item. Any component of the calculations set forth in the Initial Closing Statement that is not the subject of a timely delivered Notice of Disagreement by the Seller shall be final and binding upon the Seller and the Purchaser, unless the resolution of any Disputed Item affects an undisputed component of the Initial Closing Statement, in which case such undisputed component shall, notwithstanding the failure to object to such component in the Notice of Disagreement, be considered a “Disputed Item” to the extent affected by such resolved Disputed Item.

(d)               The Disputed Items shall be resolved as follows:

(i)                 The Seller and the Purchaser shall first use their reasonable efforts to resolve such Disputed Items (and all such discussions related thereto shall, unless otherwise agreed by the Seller and the Purchaser, be governed by Rule 408 of the Federal Rules of Evidence (and any applicable similar state rule)).

(ii)              Any resolution by the Seller and the Purchaser as to such Disputed Items shall be in writing and final and binding upon the Parties with respect to the subject matter of such Disputed Item so resolved, and any item that is so resolved shall no longer be deemed a Disputed Item.

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(iii)            If the Seller and the Purchaser do not reach a resolution of all Disputed Items within thirty (30) days after delivery of the Notice of Disagreement (the “Resolution Period”), the Seller and the Purchaser shall, within fifteen (15) days following the expiration of such thirty (30)-day period, engage the Neutral Accountant to resolve any remaining Disputed Items. If one or more Disputed Items are submitted to the Neutral Accountant for resolution, the Seller and the Purchaser shall enter into a customary engagement letter, and, to the extent necessary, each Party shall waive and cause its Affiliates to waive any then-existing conflicts with the Neutral Accountant and shall cooperate with the Neutral Accountant in connection with its determination pursuant to this Section 2.07. Within fifteen (15) Business Days after the Neutral Accountant has been retained, each of the Seller and the Purchaser shall furnish, at its own expense, to the Neutral Accountant and the other Party a written statement of its positions with respect to each Disputed Item. Within ten (10) Business Days after the expiration of such fifteen (15)-Business Day period, each Party may deliver to the Neutral Accountant and to each other its response to the other’s position on each Disputed Item. With each submission, each Party shall furnish to the Neutral Accountant such information and documents as may be requested by the Neutral Accountant and may also furnish to the Neutral Accountant such other information and documents as such Party deems relevant, in each case with copies being given to the other Party substantially simultaneously. The Neutral Accountant shall, at its discretion or at the written request of the Seller and the Purchaser, conduct a conference concerning the Disputed Items and each of the Seller or the Purchaser shall have the right to present additional documents, materials and other information and to have present its Representatives at such conference. No Party or its Representatives shall be permitted to engage in any ex-parte communications (whether written or oral) with the Neutral Accountant.

(iv)             The Neutral Accountant shall be bound by the applicable provisions of this Agreement and shall be instructed to resolve only the Disputed Items and shall be instructed not to investigate any other matter independently. The Neutral Accountant’s determination may not be based on its independent review, but solely on the terms and provisions of this Agreement and the presentations by the Seller and the Purchaser or their respective Representatives. In resolving any Disputed Item, the Neutral Accountant may not assign a greater or lesser value to any Disputed Item than that assigned to such Disputed Item by the Purchaser or the Seller in the Initial Closing Statement or the Notice of Disagreement, as applicable. The Seller and the Purchaser shall request that the Neutral Accountant (A) make a final determination of all the Disputed Items within forty (40) Business Days from the date the Disputed Items were submitted to the Neutral Accountant and (B) provide a reasonably detailed basis for its determination in respect of each Disputed Item. At any time, including, following the Resolution Period, the Purchaser and the Seller may agree to settle any Disputed Item, including any Disputed Item submitted to the Neutral Accountant, which agreement shall be in writing and final and binding on the Parties with respect to the subject matter of such Disputed Item so resolved; provided, if a Neutral Accountant has been engaged, the Parties shall promptly provide a copy of such agreement to the Neutral Accountant and instruct the Neutral Accountant not to resolve such Disputed Item, it being agreed that if the Neutral Accountant nonetheless resolves such Disputed Item for any reason, the agreement of the Parties shall control.

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(v)               The resolution by the Neutral Accountant of the Disputed Items, absent Fraud, intentional misconduct or manifest error, shall be final and binding upon the Parties with respect to the subject matter of the Disputed Items so resolved. The Parties agree that the procedures set forth in this Section 2.07(d) for resolving disputes with respect to the Initial Closing Statement and the Closing Date Working Capital Amount shall be the sole and exclusive method for resolving any such disputes.

(vi)             The Purchaser and the Seller shall each bear their pro rata share of the fees and expenses of the Neutral Accountant in proportion to the final allocation made by the Neutral Accountant of the Disputed Items in relation to the claims made by the Purchaser and the Seller, such that the prevailing Party pays the lesser portion of such fees and expenses.

(vii)          The Neutral Accountant shall act as an expert, not as an arbitrator, in resolving such Disputed Items. The proceeding before the Neutral Accountant shall be an expert determination under applicable Laws governing expert determination and appraisal proceedings.

(e)               The Initial Closing Statement, including any modifications resulting from the resolution pursuant to Section 2.07(d) of any Disputed Items set forth in the Notice of Disagreement, shall be deemed to be the Final Closing Statement and be final and binding upon the Seller and the Purchaser for the purposes of this Agreement upon the earliest to occur of (i) the delivery by the Seller of the Notice of Acceptance or the failure of the Seller to deliver the Notice of Disagreement by the Objection Deadline Date; (ii) the resolution of all Disputed Items by the Seller and the Purchaser pursuant to Section 2.07(d)(i); and (iii) the resolution of all Disputed Items pursuant to Section 2.07(d)(iv) by the Neutral Accountant. Within five (5) Business Days after the Final Closing Statement becomes or is deemed to be final and binding upon the Parties, an adjustment to the Estimated Closing Date Payment Amount and a payment by wire transfer of immediately available funds in respect thereof shall be made as follows:

(i)                 If the Closing Date Payment Amount, as finally determined in accordance with the foregoing provisions of this Section 2.07, exceeds the Estimated Closing Date Payment Amount (such difference, the “Closing Underpayment”), the Purchaser shall pay to the Seller an amount equal to such Closing Underpayment to the Purchase Price Bank Account.

(ii)              If the Closing Date Payment Amount, as finally determined in accordance with the foregoing provisions of this Section 2.07, is less than the Estimated Closing Date Payment Amount (such difference, the “Closing Overpayment”), the Seller shall pay to the Purchaser an amount equal to such Closing Overpayment to a bank account designated in writing by the Purchaser (such designation to be made within two (2) Business Days after the Final Closing Statement becomes or is deemed final).

(iii)            For the avoidance of doubt, if the Closing Date Payment Amount, as finally determined in accordance with the foregoing provisions of this Section 2.07, is equal to the Estimated Closing Date Payment Amount, no payment shall be made.

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(f)                Any payments required to be made by the Seller or the Purchaser pursuant to Section 2.07(e) shall bear interest from the Closing Date through the date of payment at a rate per annum equal to the three (3)-month LIBOR (as published by the ICE Benchmark Administration Limited, a United Kingdom company, or, if not published therein, in another authoritative source selected by the Seller and the Purchaser) on the date such payment was required to be made (or if no quotation for three (3)-month LIBOR is available for such date, on the next preceding date for which such quotation is available) plus one hundred fifty (150) basis points.

(g)               Absent Fraud, no Indemnified Party shall be entitled to be indemnified for any Loss to the extent that it is reflected in the Final Closing Statement. No amount with respect to a matter shall be included more than once in the calculation of the Closing Date Working Capital Amount.

(h)               Notwithstanding anything herein to the contrary, the Seller and its Affiliates, on the one hand, and the Purchaser and its Affiliates (including, following the Closing, the Acquired Companies), on the other hand, may not deduct, set off, hold back or otherwise reduce in any manner whatsoever any amounts owed to such Party hereunder or pursuant to any Ancillary Agreement against any amounts owed by such Party hereunder or pursuant to any Ancillary Agreements to the Seller and/or its Affiliates or the Purchaser and/or its Affiliates, as the case may be.

(i)                 Notwithstanding anything to the contrary herein, from and after the Closing, except in the event of Fraud, (i) the Purchaser acknowledges and agrees that the adjustment of the Purchase Price by the Specified Items Amount is in full satisfaction of, and is the sole and exclusive remedy of the Purchaser Indemnified Parties for any Liabilities arising out of, the Specified Items and the Specified Dispute, (ii) the Seller shall not be liable or responsible in any manner whatsoever (whether for indemnification or otherwise) to any Purchaser Indemnified Party for the Specified Items and the Specified Dispute and (iii) the Purchaser hereby waives, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action that it may have against the Seller and its Representatives arising under or based upon any applicable Law (including Environmental Law), including any and all rights, claims or causes of action for contribution or other relief, reimbursement or compensation under the U.S. Comprehensive Environmental Response, Compensation and Liability Act or any analogous state act, with respect to the Specified Items and the Specified Dispute; provided, however, that nothing in this Section 2.07(i) shall limit the rights or remedies of, or constitute a waiver of any rights or remedies by, any Person pursuant to (or shall otherwise operate to interfere with the operation of) the other provisions of this Section 2.07 or Section 11.13; provided, further, that nothing herein shall prevent any Purchaser Indemnified Party from seeking recovery, or recovering, under the R&W Insurance Policy in accordance with its terms.

Section 2.08        Deferred Payment Obligation. After the Closing, the Seller shall be entitled to receive, and TopCo shall pay (or cause to be paid), the payments described in the Deferred Payment Agreement in accordance with the terms and conditions thereof (the “Deferred Payment Obligation”).

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Section 2.09        Withholding Rights. The Purchaser shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement all amounts required to be deducted and withheld under the Code, or any provision of any U.S. federal, state, local or foreign Tax Law; provided, however, that absent a change in applicable Law following the date hereof and provided that Purchaser receives the certificate described in Section 2.05(e), in no event shall Purchaser or its authorized agent be entitled to deduct and withhold pursuant to any U.S. federal income tax Law in respect of any amount payable to the Seller under this Agreement. In the event there is an obligation to deduct and withhold under applicable Law from any amounts otherwise payable to the Seller pursuant to the Agreement, (a) the Purchaser shall use commercially reasonable efforts to provide written notice to the applicable Seller of the obligation to deduct and withhold no fewer than five (5) days prior to the date that any such withholding is required, together with reasonable supporting documentation, and (b) the Purchaser or its authorized agent shall (i) provide the applicable Seller a reasonable opportunity to provide forms or other evidence that would exempt such amounts from such deduction and withholding under applicable Law, if any, (ii) accept properly completed and duly executed documentation that is provided at least one (1) day prior to the applicable payment that will permit any consideration otherwise payable to the applicable Seller pursuant to this Agreement to be made without or at a reduced rate of withholding under applicable Law and (iii) pay the amounts deducted and withheld to the proper Taxing Authority. To the extent such amounts are so deducted and withheld and paid over to the appropriate Taxing Authority, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Article III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby represents and warrants to the Purchaser, as of the date hereof and on the Closing Date, subject to such exceptions as are disclosed in the corresponding Section of the Disclosure Schedule, which shall be deemed disclosed in each other Section of the Disclosure Schedule to the extent its applicability to such other Section is reasonably apparent on its face, as follows:

Section 3.01        Organization, Authority and Qualification of the Seller. The Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority to enter into this Agreement and each Ancillary Agreement to which it is or will be a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Seller has all necessary power and authority to own, operate or lease the properties and assets now owned, operated or leased by the Business and to carry on the Business as it has been and is currently conducted. The Seller is duly licensed or qualified to do business and is in good standing (to the extent such concepts are recognized under applicable Law) in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing (x) would not have a Material Adverse Effect or (y) would not be reasonably expected to prevent or materially delay the ability of the Seller to perform its obligations under this Agreement or any of the Ancillary Agreements to which it is party. The execution and delivery of this Agreement by the Seller and the Ancillary Agreements to which the Seller is or will be a party, the performance by the Seller of its obligations hereunder and thereunder and the consummation by the Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of the Seller.

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This Agreement has been, and upon their execution the Ancillary Agreements to which it is or will be a party shall have been, duly executed and delivered by the Seller, and (assuming due authorization, execution and delivery by the Purchaser) this Agreement constitutes, and upon their execution the Ancillary Agreements to which it is or will be a party shall constitute, legal, valid and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms, except as enforceability is subject to the Enforceability Exceptions.

Section 3.02        Ownership of Units. The Units are owned of record and beneficially by a wholly owned Subsidiary of the Seller free and clear of all Encumbrances (other than restrictions under applicable federal, state or other securities laws).

Section 3.03        Organization, Authority and Qualification of the Acquired Companies.

(a)               Each of the Acquired Companies is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority to enter into each Ancillary Agreement to which it is or will be a party, to carry out its obligations thereunder and to consummate the transactions contemplated thereby. Each of the Acquired Companies has all necessary power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Each of the Acquired Companies is duly licensed or qualified to do business and is in good standing (to the extent such concepts are recognized under applicable Law) in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not reasonably be expected to have a Material Adverse Effect. The Seller has made available to the Purchaser true and complete copies of the Governing Documents of the Acquired Companies, in each case as in effect as of the date hereof. Such Governing Documents are in full force and effect and none of the Seller or the Acquired Companies is in violation of any of such Governing Documents.

(b)               The execution and delivery of the Ancillary Agreements to which any Acquired Company is or will be a party, the performance by such Acquired Company of its obligations thereunder and the consummation by such Acquired Company of the transactions contemplated thereby have been duly authorized by all requisite action on the part of such Acquired Company. The Ancillary Agreements to which any Acquired Company is or will be a party shall have been or will be, duly executed and delivered by such Acquired Company, and (assuming due authorization, execution and delivery by the other parties thereto) the Ancillary Agreements to which such Acquired Company is or will be a party shall constitute, legal, valid and binding obligations of such Acquired Company, enforceable against such Acquired Company in accordance with their respective terms, except as enforceability is subject to the Enforceability Exceptions.

Section 3.04        Capitalization; Acquired Subsidiaries.

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(a)               All of the Units (i) are duly authorized, validly issued, fully paid and nonassessable and (ii) were not issued in violation of, and are not subject to, any preemptive or similar rights. The Units constitute all of the issued and outstanding equity interests of the Company. After giving effect to the Pre-Closing Mexico Reorganization Transactions, the Company has no other Subsidiaries other than the Acquired Subsidiaries.

(b)               There are no options, warrants, convertible securities, puts, calls, subscription rights, redemption or repurchase rights, restricted units, performance units, unit appreciation, phantom unit, profit participation or other rights, agreements, arrangements or commitments of any character relating to the Units or other equity interests in the Company or obligating either the Seller or any of its Affiliates or the Company to issue or sell or otherwise dispose of or redeem or otherwise acquire any Units or other equity interests in the Company. There are no declared or accrued but unpaid dividends with respect to the Units. There are no voting trusts, operating agreements, proxies or other agreements or arrangements in effect with respect to the voting or transfer of the Units.

(c)               Section 3.04(c) of the Disclosure Schedule sets forth, for each Acquired Subsidiary, (i) its jurisdiction of formation, (ii) its authorized, issued and outstanding equity interests and (iii) the holders of such equity interests. All equity interests in the Acquired Subsidiaries that are owned, directly or indirectly, by the Seller or another Acquired Company are free and clear of all Encumbrances (other than restrictions under applicable federal, state or other securities laws), have been and are duly authorized and validly issued, fully paid and nonassessable and none of such equity interests has been issued in violation of, or are subject to, any preemptive or similar rights. There are no options, warrants, convertible securities, puts, calls, subscription rights, redemption or repurchase rights, restricted units, stock based performance units, stock appreciation rights, phantom stock rights, profit participation or other rights, agreements, arrangements or commitments relating to the equity interest in any Acquired Subsidiary or obligating the Seller or its Affiliates, the Company or any Acquired Subsidiary to issue or sell or otherwise dispose of or redeem or otherwise acquire any equity interest in any of the Acquired Subsidiaries. There are no voting trusts, stockholder agreements, proxies or other agreements or arrangements in effect with respect to the voting or transfer of any equity interests in any of the Acquired Subsidiaries.

(d)               None of the Acquired Companies own, directly or indirectly, any equity interest in, or any interest convertible into or exchangeable or exercisable for, any equity interest in, any Person (other than any other Acquired Company).

Section 3.05        No Conflict. Assuming compliance with the pre-merger notification and waiting period requirements of the HSR Act and the making and obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 3.06 of the Disclosure Schedule, the execution, delivery and performance of this Agreement and the Ancillary Agreements by the Seller does not and will not (a) violate, conflict with, or result in the breach of any provision of the Governing Documents of the Seller or any of the Acquired Companies, (b) violate, conflict with or result in the breach of any Law or Governmental Order applicable to the Seller or any of its Affiliates, the Business or any of the Acquired Companies or (c) violate, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent, approval, filing,

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notice, exemption, waiver or other material action under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance (other than Permitted Encumbrances) under any note, bond, mortgage or indenture, Contract, Permit or other instrument or arrangement to which the Seller or any of its Affiliates is a party with respect to the Business or by which the Acquired Companies or any of the Units or properties, assets or businesses of the Acquired Companies is bound or affected, except, in the case of clauses (b) and (c) above, as have not been or would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Acquired Companies, taken as a whole.

Section 3.06        Governmental Consents and Approvals. The execution, delivery and performance of this Agreement by the Seller and each Ancillary Agreement to which the Seller or any of its Affiliates (including the Acquired Companies) is or will be a party does not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority, except (a) as described in Section 3.06 of the Disclosure Schedule, (b) the pre-merger notification and waiting period requirements of the HSR Act, or (c) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Acquired Companies, taken as a whole.

Section 3.07        Financial Information.

(a)               True and complete copies of (i) the consolidated audited balance sheets of the Acquired Companies as of December 31, 2018, December 31, 2017 and December 31, 2016, and the related consolidated audited statements of comprehensive income and statements of cash flows and statements of parent company equity of the Acquired Companies for the fiscal years ended December 31, 2018, December 31, 2017 and December 31, 2016 (collectively, the “Audited Financial Statements”) and (ii) the consolidated unaudited balance sheet of the Acquired Companies as of June 30, 2019, and the related consolidated unaudited statement of comprehensive income and statement of cash flows and statement of parent company equity for the fiscal quarter ended June 30, 2019 (collectively, the “Unaudited Financial Statements”, and together with the Audited Financial Statements, the “Financial Statements”) have been made available by the Seller to the Purchaser.

(b)               The Financial Statements (i) were prepared in accordance with the books and records of the Seller and the Acquired Companies (except as may be indicated in the notes thereto), (ii) present fairly in all material respects the financial condition and results of operations, results of operation and cash flow of the Business and the Acquired Companies as of the dates thereof or for the periods specified therein and (iii) were prepared in accordance with GAAP applied consistently. The Acquired Companies maintain systems of internal accounting controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(c)               All inventory of the Acquired Companies, whether or not reflected on the Audited Financial Statements, consists, in all material respects, of a quality and quantity usable and saleable in the ordinary course of business, except for obsolete items and items of below-standard quality, all of which have been written-off or written-down to net realizable value on the Financial Statements.

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All inventories not written-off have been stated at the lower of net realizable cost or market value on a first-in, first-out basis, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Acquired Companies, taken as a whole. The quantities of each type of inventory, whether raw materials, work-in-process or finished goods, are not excessive in the present circumstances of the Acquired Companies.

(d)               The accounts receivable reflected on the Financial Statements and the accounts receivable arising after the date thereof (a) have arisen from bona fide transactions entered into by the Acquired Companies involving the sale of goods or the rendering of services in the ordinary course of business, and (b) constitute valid claims of the Acquired Companies, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Acquired Companies, taken as a whole.

Section 3.08        Absence of Undisclosed Material Liabilities. The Business and the Acquired Companies do not have any Liabilities, other than Liabilities (a) reflected or adequately reserved against on the Financial Statements (including the notes thereto), (b) set forth in Section 3.08 of the Disclosure Schedule, (c) incurred since December 31, 2018 in the ordinary course of business and that, in the case of this clause (c), would not individually or in the aggregate, reasonably be expected to be material to the Business or the Acquired Companies, taken as a whole or (d) arising under Contracts (other than Liabilities for a breach thereof).

Section 3.09        Conduct in the Ordinary Course. Since December 31, 2018, (a) the Business has been conducted, and the Acquired Companies have operated, in the ordinary course of business, (b) through the date of this Agreement, there has not occurred any Material Adverse Effect and (c) none of Seller or its Affiliates (including the Acquired Companies) has taken any action that, if taken between the date hereof and the Closing Date, would require the prior written consent of the Purchaser pursuant to Section 5.01 (excluding clauses (f), (h), (i) or (s) (but only with respect to the foregoing clauses) of Section 5.01).

Section 3.10        Litigation. (a) There is no Action pending or, to the Knowledge of the Seller, threatened in writing by or against any of the Acquired Companies, any of their respective assets, properties or businesses or the Seller or its Affiliates (to the extent Related to the Business) that would, individually or in the aggregate, reasonably be expected to be material to the Business or the Acquired Companies, taken as a whole, and (b) none of the Seller or its Affiliates or their respective assets, properties or businesses (to the extent Related to the Business) nor the Acquired Companies or their respective assets, properties or businesses has been subject to or bound by any Governmental Order.

Section 3.11        Compliance with Laws; Permits.

(a)               Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Acquired Companies, taken as a whole, since December 31, 2016, the Seller and its Affiliates (to the extent Related to the Business) and the Acquired Companies have operated and conducted the Business in accordance with all applicable Laws, Permits and Governmental Orders and neither the Seller or its Affiliates (to the extent Related to the Business) nor any of the Acquired Companies is in violation of or default under, or has received any written notice of any violation of or default under, any such Law, Permit or Governmental Order.

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(b)               The Acquired Companies validly own or hold all licenses, permits, authorizations, orders and approvals from, and have made all filings, applications and registrations with, each Governmental Authority (collectively, the “Permits”) necessary for the operation of the Business as it is conducted as of the date hereof. All Permits are in full force and effect and, to the Knowledge of the Seller, there is no threatened suspension, revocation or cancellation thereof and no event has occurred that, with or without notice or lapse of time or both, results in the suspension, revocation or cancellation thereof. The Seller and its Affiliates (to the extent Related to the Business) and the Acquired Companies have conducted and continue to conduct their respective businesses (including the Business) pursuant to and in compliance with the terms of all such Permits.

(c)               None of the Seller or its Affiliates or any of their respective Representatives acting on their behalf (in each case, to the extent Related to the Business) or the Acquired Companies or any of their respective Representatives acting on their behalf (i) has made, promised, offered, solicited, accepted, or authorized any contributions, payments, gifts, gratuities, entertainment, travel or hospitality expenses, employment opportunities or anything of value (whether or not in tangible form) to any Person in violation of Anti-Corruption Laws, or (ii) has been or is currently (A) designated on any Sanctions- or export- related list of restricted or blocked persons, including designation on OFAC’s List of Specially Designated Nationals and Blocked Persons or OFAC’s Sectoral Sanctions Identifications List, (B) located in, organized under the Laws of, or resident in any country or territory that is itself the subject of comprehensive Sanctions, (C) greater than 50% owned or controlled by any Person or Persons described in clause (A), (D) engaged in any dealings with or for the benefit of any Person or Persons described in clause (A), (B) or (C), or (E) otherwise in violation of any Sanctions, Ex-Im Laws, anti-boycott Laws, or Anti-Corruption Laws.

Section 3.12        Environmental Matters. The Seller and its Affiliates (to the extent Related to the Business) and the Acquired Companies are, and since April 6, 2016, have been, in compliance in all material respects with all applicable Environmental Laws, (ii) the Seller and its Affiliates (to the extent Related to the Business) and the Acquired Companies have obtained all material Environmental Permits required to operate the Business, and are, and for the prior five (5) years have been, in compliance in all material respects with such permits, (iii) the Seller and its Affiliates have not (to the extent Related to the Business), nor has any of the Acquired Companies, received or been issued any material Governmental Order relating to any violation of or noncompliance with or Liability under Environmental Law, or other written notice relating to any material violation of or material noncompliance with or material Liability under Environmental Law, except for any such order or notice that has been resolved with no ongoing or pending costs or obligations that are material, (iv) there are no Actions pending or, to the Knowledge of the Seller, threatened in writing against the Seller or its Affiliates (to the extent Related to the Business) or the Acquired Companies alleging any violation of or noncompliance with or material Liability under any Environmental Law, and (v) neither the Seller or its Affiliates (to the extent Related to the Business) nor the Acquired Companies (nor any other Person to the extent giving rise to Liability for the Business or Acquired Companies) has treated, stored, disposed of, arranged for the disposal of, transported, handled, exposed any Person to,

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or Released any Hazardous Substances, or owned or operated any facility or property contaminated by any Hazardous Substance (including at any Owned Real Property or Leased Real Property) that requires any material remediation, or otherwise has given or would give rise to any material Liability, pursuant to Environmental Law. The Seller has made available to the Purchaser copies of (x) all Phase I and Phase II reports and (y) any other material environmental audits, assessments and reports and all other material environmental, health or safety documents in the case of (x) and (y), in its or the Acquired Companies’ possession or reasonable control relating to the Business or the Acquired Companies (including their current or former operations, facilities or properties).

Section 3.13        Intellectual Property and Information Technology.

(a)               Section 3.13(a) of the Disclosure Schedule sets forth a true and complete list of all Registered Owned Intellectual Property as of the date of this Agreement. The Registered Owned Intellectual Property is subsisting and, to the Knowledge of the Seller, valid and enforceable. As of the date of this Agreement, all necessary registration, maintenance and renewal fees in connection with maintaining the Intellectual Property set forth (or required to be set forth) in Section 3.13(a) of the Disclosure Schedule have been paid. None of the Registered Owned Intellectual Property has been adjudged invalid or unenforceable by a Governmental Authority. Except for non-exclusive licenses granted in the ordinary course of business, the Acquired Companies are the exclusive owner of all right, title, and interest in and to the Owned Intellectual Property, free and clear of any Encumbrances other than Permitted Encumbrances. To the Knowledge of the Seller, excluding the Retained Names and Marks and any Intellectual Property licensed under the Ancillary Agreements (subject to the terms and conditions thereof), the Acquired Companies shall own or have the right to use all Intellectual Property necessary and adequate to conduct the Business immediately after the Closing on terms and conditions substantially identical in all material respects to those under which the Acquired Companies owned or had the right to use such Intellectual Property immediately prior to the Closing.

(b)               (i) To the Knowledge of the Seller, no Person is engaging in any activity that infringes, misappropriates or otherwise violates any Owned Intellectual Property, and (ii) the conduct of the businesses of the Acquired Companies does not infringe, misappropriate or otherwise violate, and has not, since April 6, 2017, infringed, misappropriated, or otherwise violated, the Intellectual Property of any third party, except as would not be, individually or in the aggregate, reasonably expected to be material to the Business or the Acquired Companies, taken as a whole.

(c)               As of the date of this Agreement, there is no Action initiated by any other Person pending or, to the Knowledge of the Seller, threatened in writing against the Seller or its Affiliates (including the Acquired Companies) concerning the matters described in Section 3.13(b)(ii) (including any unsolicited demand or request from a third party that the Seller or its Affiliates (including any Acquired Company) license any Intellectual Property); provided that any Action that has been initiated but with respect to which process or other comparable notice has not been served on or delivered to the Seller or its Affiliates (including any Acquired Company) shall be deemed to be “threatened” rather than “pending.”

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(d)               Except in Seller’s or its Affiliates’ reasonable business judgment, the Seller and its Affiliates (to the extent Related to the Business) and the Acquired Companies have used commercially reasonable efforts to protect, maintain, and preserve the Registered Owned Intellectual Property and, since April 6, 2017, all other material Owned Intellectual Property (including the confidentiality of the material trade secrets that are included in the Owned Intellectual Property). Since April 6, 2017 and subject to applicable Law, no Person who has participated in the authorship, conception, creation, reduction to practice, or development of any material Intellectual Property for or on behalf of the Acquired Companies has any right, title or interest in any such Intellectual Property.

(e)               The Seller and its Affiliates (to the extent Related to the Business) and the Acquired Companies (i) are in compliance, and since April 6, 2017 have been in compliance, with all Data Security Requirements in all material respects, (ii) use commercially reasonable measures to protect the confidentiality and security of the information that is subject to the Data Security Requirements against any unauthorized use or access, and (iii) have not, to the Knowledge of the Seller, since April 6, 2017, experienced any incident in which confidential or sensitive information, payment card data, personally identifiable information, or other protected information relating to individuals was or may have been stolen or improperly accessed, including any breach of security. As of the date hereof, the Acquired Companies have not received any written notices or complaints from any Person or, to the Knowledge of the Seller, been the subject of any investigation, and there are no Actions initiated by any other Person pending against the Seller or its Affiliates (including the Acquired Companies), with respect to any theft of confidential or personally identifiable information from the Business.

(f)                The Seller and its Affiliates (to the extent Related to the Business) and the Acquired Companies use commercially reasonable efforts to protect the confidentiality, integrity and security of the owned Company Systems used in the operation of the Business and to prevent any unauthorized use, access, interruption, or modification of such Company Systems. Such Company Systems are (i) in sufficiently good working condition and (ii) include a sufficient number of license seats for all third party software as necessary for the operation of the Business. To the Knowledge of the Seller, since April 6, 2017, there have been no unauthorized intrusions, failures, breakdowns or other similar adverse events affecting any such Company Systems that have caused any substantial disruption of or interruption in the use of such Company Systems.

Section 3.14        Real Property.

(a)               Owned Real Property. Section 3.14(a) of the Disclosure Schedule sets forth a complete list including the property addresses of all Real Property in which the Seller or its Affiliates (to the extent Related to the Business) or any of the Acquired Companies have a fee simple interest or other equivalent ownership interest (“Owned Real Property”). There is no condemnation, expropriation or other Action in eminent domain, pending or, to the Knowledge of the Seller, threatened, affecting any parcel of the Owned Real Property or any portion thereof or interest therein. Neither the Seller or its Affiliates (to the extent Related to the Business) nor any of the Acquired Companies has received any notice of any material tax assessment affecting any Owned Real Property. Copies of all deeds, existing title insurance policies and surveys of or pertaining to the Owned Real Property in the possession or control of the Seller or its Affiliates (to the extent Related to the Business) or any of the Acquired Companies as of the date of this Agreement have been made available to the Purchaser.

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Neither the Seller or its Affiliates (to the extent Related to the Business) nor any of the Acquired Companies is a party to any agreement or option to purchase any Real Property or interest therein. With respect to each Owned Real Property: (i) an Acquired Company has good and marketable fee simple title which is free and clear of all Encumbrances other than Permitted Encumbrances; (ii) there are no leases, subleases, licenses, concessions, or other agreements, written or oral, granting to any Person the right of use or occupancy of any portion of such Owned Real Property; and (iii) there are no outstanding options, rights of first or last offer or rights of first or last refusal to purchase such Owned Real Property (other than the right of the Purchaser pursuant to this Agreement), or any portion thereof or interest therein.

(b)               Leased Real Property. Section 3.14(b) of the Disclosure Schedule sets forth a complete list of all leases (including all amendments, extensions, renewals, and guaranties) and other agreements (including the property address, date, title and parties thereto) under which Real Property is leased, subleased, licensed, sublicensed or otherwise occupied by any of the Acquired Companies and is used or held for use in the operation of the Business (the “Leased Real Property”). The Seller has delivered to the Purchaser complete copies of all such leases, including any amendments, modifications or terminations thereto and thereof and in the case of any oral lease, a written summary of the material terms of such lease. All of such leases and agreements are in full force and effect and there is no default by any of the Acquired Companies or, to the Knowledge of the Seller, by any other third party thereunder, and, to the Knowledge of the Seller, no event has occurred which, with the giving of notice, lapse of time or both, would be a default thereunder, and no default under any such lease or agreement will occur as a result of the transactions contemplated hereby nor will the transactions contemplated hereby cause any lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing. Each of the Acquired Companies enjoys peaceful and undisturbed possession of all such Leased Real Property. There is no condemnation, expropriation or other Action in eminent domain, pending or, to the Knowledge of the Seller, threatened, affecting any parcel of the Leased Real Property or any portion thereof or interest therein. In addition, (i) such leases and agreements are at present and, on the date of the Closing shall be legal, valid, binding, enforceable and in full force and effect unless any such lease shall have expired in accordance with its terms (and not as a result of any termination or other acceleration of the stated expiration date thereof); (ii) to the Knowledge of the Seller, there are no setoffs, counterclaims or disputes existing or asserted with respect to any such leases; (iii) no Acquired Company has made any agreement with any landlord or sublessor under any such lease for any deduction from or increase to the rents or other amounts payable thereunder; (iv) the other party to such lease is not an Affiliate of, and otherwise does not have any economic interest in, the Seller or any of the Acquired Companies; (v) neither Seller or its Affiliates (to the extent Related to the Business) nor any of the Acquired Companies has collaterally assigned or granted any other security interest in any lease or any interest therein; and (vi) except for the leases identified in Section 3.14(b) of the Disclosure Schedule, there are no occupancy rights, subleases or licenses affecting the Leased Real Property.

Section 3.15        Acquired Company Assets; Sufficiency.

(a)               The Acquired Companies own, license or have the legal right to use or otherwise hold valid title to all the properties and assets, tangible or intangible, of the Acquired Companies reflected on the unaudited consolidated balance sheets of the Acquired Companies as of March 31, 2019 and on the audited consolidated balance sheets of the Acquired Companies as of December 31, 2018 (collectively, the “Acquired Company Assets”), except for any Acquired Company Assets that have been sold or otherwise disposed of in the ordinary course of business since the date of the applicable balance sheets.

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The Acquired Company Assets are not subject to any Encumbrances other than Permitted Encumbrances. At the Closing, the Purchaser will, directly or indirectly, own, with good, valid and enforceable title, or lease, under valid and enforceable leases, or have legal right or license to use the Acquired Company Assets, free and clear of any Encumbrances, other than Permitted Encumbrances or Encumbrances created by or at the direction of the Purchaser or any of its Affiliates.

(b)               The Acquired Company Assets, together with the licenses, services and assets provided to the Purchaser under the Ancillary Agreements (subject to the terms and conditions thereof), constitute all the assets, properties and rights that are necessary and sufficient to conduct the Business immediately following the Closing in substantially the same manner as currently conducted and as was conducted for the twelve (12)-month period prior to the Closing; provided, however, that nothing in this Section 3.15(b) shall be deemed to constitute a representation or warranty as to the adequacy of the amounts of working capital (or the availability of the same).

Section 3.16        Employee Benefit Matters.

(a)               Plans and Material Documents. Section 3.16(a)(i) of the Disclosure Schedule sets forth a correct and complete list of each material Seller Plan and each Company Plan and identifies each as either a Seller Plan or a Company Plan. For each Company Plan, the Seller has made available to the Purchaser: (i) a true and complete copy of the current plan document (or, if unwritten, a written summary thereof); (ii) the most recent summary plan description (including all summaries of material modification thereto through the date hereof); (iii) the most recent IRS determination or opinion letter; (iv) the most recent actuarial valuation report; and (v) the most recent Form 5500 annual report (with applicable attachments). The Seller has made available to the Purchaser, (A) with respect to each material Seller Plan, (x) a copy of the plan document as amended to the date hereof (to the extent applicable to the Business Employees) or a summary of the material terms applicable to the Business Employees, and (y) the most recent IRS determination or opinion letter, and (B) that certain information set forth on Section 3.16(a)(ii) of the Disclosure Schedule, which is accurate and complete as of the dates set forth therein.

(b)               Plan Compliance. Since April 6, 2017 and, to the Knowledge of the Seller prior thereto, each Company Plan has been established, funded, maintained, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws. Each Seller Plan has been funded, maintained, and administered in accordance with its terms and the requirements of all applicable Laws, except as would not be reasonably likely to result in any Liability that is material to the Business or the Acquired Companies, taken as a whole. No Action is pending or, to the Knowledge of the Seller, threatened with respect to: (i) any Company Plan or (ii) any Seller Plan, except as would not be reasonably likely to result in any Liability that is material to the Business or the Acquired Companies, taken as a whole, in each case other than claims for benefits in the ordinary course of business.

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With respect to each Company Plan and, to the extent it would be reasonably likely to result in any Liability that is material to the Business or the Acquired Companies, taken as a whole, with respect to each Seller Plan: (i) all contributions, distributions, reimbursements, and premium payments have been timely made or paid or properly accrued; (ii) no Person has engaged in a “prohibited transaction”, as defined in Section 406 of ERISA or Section 4975 of the Code for which no individual or class exemption exists; and (iii) no breaches of fiduciary duty (as determined under ERISA) have occurred. Except to the extent it would not result in any Liability that is material to the Business or the Acquired Companies, since January 1, 2015, none of the Acquired Companies has incurred any Tax, penalty, or other Liability (whether or not assessed) pursuant to Sections 4980B, 4980D or 4980H of the Code.

(c)               Transaction Payments. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise), are reasonably expected to, directly or indirectly, (i) result in the payment to any Business Employee of any compensation, benefits, money or other property; (ii) increase the amount of compensation or benefits due to any Business Employee; or (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit to any Business Employee.

(d)               ERISA. Except as set forth in Section 3.16(d) of the Disclosure Schedule, no Seller Plan or Company Plan is, and none of the Acquired Companies contribute to or are obligated to contribute to or have any Liability under or with respect to any “multiemployer plan” as defined in Section 3(37) of ERISA (each, a “Multiemployer Plan”) or any plan that is or was subject to Title IV of ERISA or Section 412 of the Code. With respect to each Seller Plan and Company Plan that is subject to Title IV of ERISA or Section 412 of the Code: (i) the minimum funding standards (within the meaning of Sections 412 and 430 of the Code or Section 302 of ERISA) are satisfied, whether or not waived, and no application for a waiver of the minimum funding standard has been submitted to the IRS; (ii) no reportable event within the meaning of Section 4043(c) of ERISA has occurred within the three (3)-year period prior to the date hereof or is expected to occur whether as a result of the transactions contemplated by this Agreement or otherwise; (iii) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full; (iv) there has been no event described in Section 4062(e) of ERISA, and the transactions contemplated by this Agreement will not result in any event described in Section 4062(e) of ERISA; (v) with respect to each such plan for which there has been a significant reduction in the rate of future benefit accrual as referred to in Section 204(h) of ERISA, the requirements of 204(h) of ERISA have been complied with; and (vi) the PBGC has not instituted termination proceedings. With respect to each Multiemployer Plan: (A) no unsatisfied withdrawal liability within the meaning of Title IV of ERISA, including under Section 4204 of ERISA or any agreement related thereto (whether or not asserted by such Multiemployer Plan and whether for a partial or complete withdrawal), has been incurred by any of the Acquired Companies and none of the Acquired Companies is currently subject to any agreement related to Section 4204 of ERISA; (B) none of the Acquired Companies has received notice that any Multiemployer Plan has undergone or is expected to undergo a mass withdrawal or termination (or treatment of a plan amendment as termination); (C) all contributions (including installments) required to be made by the Acquired Companies have been timely made; and (D) none of the Acquired Companies has received notice that any Multiemployer Plan has been terminated or has been in or is expected to become insolvent (within the meaning of Section 4245 of ERISA) or is in “endangered”, “critical”, or “critical and declining” status (within the meaning of Section 432 of the Code or Section 305 of ERISA) so as to result directly or indirectly in any increase in contributions or other liability to any of the Acquired Companies or any of their Affiliates. None of the Acquired Companies has any Liability by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.

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(e)               Post-Employment Welfare. Except as set forth in Section 3.16(e) of the Disclosure Schedule, no Company Plan and no Seller Plan provide for and none of the Acquired Companies have any obligation to provide any post-employment or post-termination health, life or other welfare benefits to any Business Employee except as required by Section 4980B of the Code for which the covered individual pays the entire premium cost.

(f)                Section 280G. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event (whether contingent or otherwise), would be reasonably expected to, directly or indirectly, give rise to any payments or benefits that could be nondeductible by the payor under Section 280G of the Code. Neither the Seller, the Business, any Acquired Company nor any of their respective Affiliates has any obligation to gross-up, reimburse or indemnify any Business Employee for any Taxes, including those imposed under Sections 4999 and 409A of the Code (or any corresponding provisions of state, local or non-U.S. Tax law).

Section 3.17        Labor and Employment Matters.

(a)               Section 3.17(a) of the Disclosure Schedule sets forth a correct and complete list of all collective bargaining agreements or other Contracts with any labor union, works council or labor organization to which any Acquired Company is party to or bound by or to which Seller or any of its Affiliates is party to or bound by and which relates to the Business or covers any Business Employee (collectively, “Collective Bargaining Agreements”).

(b)               To the Knowledge of the Seller, there are no organizational campaigns, petitions or other union organizing activities relating to any Business Employees, nor have there been any such union organizing activities since December 31, 2016. Since December 31, 2016, no labor union, works council, other labor organization, or group of Business Employees has made a demand for recognition, and there are no representation proceedings presently pending or, to the Knowledge of the Seller, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. Since December 31, 2016, there has been no actual or, to the Knowledge of the Seller, threatened unfair labor practice charges, material labor grievances, material labor arbitrations, strikes, lockouts, work stoppages, slowdowns, or other material labor disputes against or affecting any Acquired Company.

(c)               Seller (with respect to the Business) and the Acquired Companies are currently and since December 31, 2016 have been in compliance in all material respects with all applicable Laws related to employment, employment practices and labor, including without limitation those related to terms and conditions of employment, health and safety, wages, hours employee and independent contractor classification, immigration, employment discrimination, disability rights or benefits, equal opportunity, WARN, workers’ compensation, labor relations, employee leave issues, affirmative action, unemployment insurance, and collective bargaining.

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(d)               Neither the Seller (with respect to the Business) nor any Acquired Company has any material Liability for (i) any unpaid and past due wages, salaries, wage premiums, commissions, bonuses, fees, or other compensation to Business Employees under applicable Law, Contract or company policy or (ii) any fines, Taxes, interest, or other penalties for any failure to pay or delinquency in paying such compensation.

(e)               Since April 6, 2017, to the Knowledge of the Seller, there has not been any Action or settlement relating to sexual harassment or sexual misconduct, or breach of any sexual harassment or sexual misconduct policy of the Seller or the Acquired Companies, in each case involving the Seller or the Acquired Companies and any managerial or supervisory Business Employee.

(f)                To the Knowledge of Seller, no Business Employee above the level of director intends to terminate his or her employment within one year of Closing.

Section 3.18        Taxes.

(a)               Tax Returns. All income and other material Tax Returns required to have been filed with respect to the Acquired Companies have been timely filed (taking into account any extension of time to file granted or obtained) and such Tax Returns have been true, correct and complete in all material respects. All Taxes of the Acquired Companies (whether or not shown on any Tax Return as owing) have been paid or will be timely paid. All Taxes which the Acquired Companies are obligated to withhold from amounts owing to any employee, creditor or third party have been fully paid or properly accrued.

(b)               Tax Audits. Except as described in Section 3.18(b) of the Disclosure Schedule, no examination or audit of any Tax Return of any of the Acquired Companies by any Taxing Authority is currently in progress, and to the Knowledge of the Seller, no such examination or audit has been threatened in writing. None of the Acquired Companies has received from any taxing authority any written notice of deficiency or proposed adjustment for any amount of Tax that has become due that has not been fully paid or settled.

(c)               Affiliated Group. Except as set forth in Section 3.18(c) of the Disclosure Schedule, since April 6, 2017, none of the Acquired Companies (i) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than an Affiliated Group the common parent of which was the Seller, the Company or any of the Acquired Subsidiaries), or (ii) has any liability for the Taxes of any Person (other than the Seller, the Company or any of the Acquired Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Law), as a transferee or successor or by contract (other than commercial agreements entered into in the ordinary course of business, the principal purpose of which is not related to Taxes).

(d)               Tax Allocation Agreements. None of the Acquired Companies is a party to any Tax allocation or Tax sharing agreement (other than an agreement the principal subject matter of which is not Taxes) with any Person (other than Seller or any of the Seller’s Affiliates), and after the Closing Date, none of the Acquired Companies will be bound by any such agreement or similar arrangement entered into prior to the Closing Date or will have any outstanding liability thereunder for any amounts due in respect of periods prior to the Closing Date.

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(e)               Waiver of Statute of Limitations. Except as described in Section 3.18(e) of the Disclosure Schedule, none of the Acquired Companies has (i) waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency or (ii) made or entered into any material consent or agreement as to Taxes that will remain in effect following the Closing Date.

(f)                Encumbrances. There are no Encumbrances for a material amount of Taxes (other than Permitted Encumbrances) upon any of the Acquired Company Assets.

(g)               Distributions. Other than the Pre-Closing Mexico Reorganization Transactions, none of the Acquired Companies has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was intended to be governed by Section 355 or 361 of the Code.

(h)               Post-Closing Items. None of the Acquired Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of applicable Tax Law) executed on or prior to the Closing Date; (ii) intercompany transactions occurring at or prior to the Closing or any excess loss account in existence at Closing described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of applicable Tax Law); (iii) change in, or use of an improper, method of accounting for a taxable period ending on or prior to the Closing Date; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (vi) election by the Company or any Subsidiary under Section 108(i) of the Code; (vii) ownership prior to the Closing of “United States property” (as defined in Section 956(c) of the Code) by a Subsidiary that is a CFC; or (viii) Subsidiary that is a CFC having “subpart F income” (within the meaning of Section 952(a) of the Code) or generating “global intangible low-taxed income” (within the meaning of Section 951A of the Code) prior to the Closing.

(i)                 Transition Tax. Except as described in Section 3.18(i) of the Disclosure Schedule, none of the Acquired Companies has made an election under Section 965(h) of the Code and the Treasury Regulations (or other guidance) issued thereunder to defer the payment of any liability for income Taxes.

(j)                 Rulings. There are no rulings, closing agreements or similar agreements with any Taxing Authority the terms of which would have an effect on any of the Acquired Companies after the Closing Date.

(k)               Sales Taxes. Each Acquired Company has properly collected and remitted any material sales, value added, and similar Taxes with respect to sales made to its customers or have properly received and retained any appropriate Tax exemption certificates and other documentation for all material sales made without charging or remitting sales, value added, or similar Taxes that qualify such sales as exempt from sales, value added, and similar Taxes.

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(l)                 Other Jurisdictions. No claim has been made in writing by any Taxing Authority in any jurisdiction where any of the Acquired Companies has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction.

(m)             Listed Transactions. None of the Acquired Companies is or has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2).

(n)               Entity Classification. The Company is classified as an association taxed as a corporation for U.S. federal tax purposes. Section 3.18(n) of the Disclosure Schedule sets forth the entity classification for U.S. federal income tax purposes of each of the Company’s Subsidiaries, and except as indicated thereon, each such entity has had such classification at all times since its formation.

(o)               Section 338 Elections in Filing States. As of the date of this Agreement, all material states in which any and all of the Acquired Companies currently file, or are required to file, state tax returns, whether on a unitary or separate basis, conform to Section 338(h)(10) of the Code or otherwise will give effect to the Elections for income Tax purposes.

Section 3.19        Material Contracts.

(a)               Section 3.19(a) of the Disclosure Schedule contains a complete list, as of the date of this Agreement, of each of the following Contracts (i) to which any Acquired Company is a party or (ii) to which the Seller or any of its Affiliates (to the extent Related to the Business) is a party, in each case in effect as of the date of this Agreement (except any Employee Plan) (such Contracts, whether or not set forth in Section 3.19(a) of the Disclosure Schedule, being “Material Contracts”):

(i)                 any Contract for the purchase of materials, supplies, goods, services, equipment or other assets (other than purchase orders) (A) providing for annual payments in excess of $500,000, or involving annual receipts reasonably anticipated as of the date of this Agreement to be in excess of $500,000, or (B) that is not cancelable without penalty or further payment and without more than one hundred twenty (120) days’ notice;

(ii)              any Contract with any Material Customer, any Material Supplier or any Governmental Authority;

(iii)            any Collective Bargaining Agreement;

(iv)             any Contract for employment, service or consulting with any Business Employee or individual consultant of the Business with annual compensation in excess of $100,000 (other than an agreement providing for at-will employment without incurring any liability on the Business or any Acquired Company);

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(v)               any Contract (A) relating to Indebtedness of any of the Acquired Companies or (B) granting any Encumbrance upon the assets or properties of any of the Acquired Companies;

(vi)             any Contract relating to any interest rate, currency, commodity derivatives or hedging transactions;

(vii)          any Contract concerning the establishment or operation of a partnership, joint venture, strategic alliance or other similar arrangement;

(viii)        all Contracts materially restricting the ability of any of the Business or the Acquired Companies or their respective Affiliates as of the Closing Date to compete or engage in any line of business, with any Person or in any geographic area during any period of time;

(ix)             any Contract relating to the acquisition or disposition (whether by merger, sale of stock, sale of assets or otherwise) of any material business, corporation, partnership, association, joint venture or other business organization, or any division, operating unit or product line of the Business with respect to which there remains outstanding obligations (whether or not contingent) on the part of the Seller or its Affiliates (including any Acquired Company);

(x)               all material Company IP Agreements;

(xi)             any Contract that (A) grants or conveys rights of refusal in favor of any third party, (B) contains “most favored nation”, “most favored customer” or similar pricing provisions in favor of any third party, or (C) obligates any Acquired Company to conduct any material portion of their business on an exclusive or preferential basis with any third party (other than, in each case of clauses (A), (B) and (C), any such rights and obligations that are set forth in any customer’s standard purchase order terms and conditions, but only to the extent such rights and obligations (1) would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Acquired Companies, taken as a whole and (2) would not impose any obligations on Gamut Capital Management, L.P. or any portfolio company or investment fund affiliated with Gamut Capital Management, L.P. or any of their Affiliates (other than Purchaser and its controlled Affiliates);

(xii)          any Contract that is a settlement, conciliation or similar agreement pursuant to which the Business, the Acquired Companies or any of their Affiliates (including, after the Closing, the Purchaser and its Affiliates) may have any material obligation after the date of this Agreement;

(xiii)        any Contract that provides for any special rebate, discount, refund or similar programs to or from any third party;

(xiv)         any Contract (A) pursuant to which the Business or the Acquired Companies or any of their Affiliates are obligated to make a capital expenditure or purchase a capital asset for an amount in excess of $250,000 or (B) that relates to a capital lease which has been, or is required to be, recorded as a capital lease under GAAP;

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(xv)           any Intercompany Agreement;

(xvi)         any Mixed-Use Contract;

(xvii)      any Mexico Mixed-Use Contract; and

(xviii)    all other Contracts that are material to any Acquired Company or the Business, taken as a whole.

(b)               The Seller has made available to the Purchaser an accurate and complete copy of each Material Contract. Each Material Contract is legally valid and binding on the Seller or its applicable Subsidiary party thereto and, as of the date hereof, to the Knowledge of the Seller, the counterparties thereto, and, as of the date hereof, is in full force and effect and enforceable against the Seller or its applicable Affiliate party thereto and, to the Knowledge of the Seller, the counterparties thereto, in accordance with its terms, except as enforceability is subject to the Enforceability Exceptions. The Seller or its applicable Affiliate is in compliance with, has made all payments under and is not in material breach of, or material default under, any Material Contract to which it is a party and, as of the date hereof, to the Knowledge of the Seller, each counterparty thereto is in compliance with, has made all payments under and is not in material breach of, or material default under, any Material Contract. No event has occurred which (with or without the giving of notice or lapse of time or both) would constitute a material breach of, or default under, any Material Contract by the Seller or any of its Affiliates or, as of the date hereof, to the Knowledge of the Seller, by any counterparty thereto. As of the date hereof, neither the Seller nor any of its Affiliates has received any notification or communication in writing that any counterparty to any Material Contract intends to, and to the Knowledge of the Seller, no counterparty to any Material Contract intends to, cancel, terminate, adversely modify, refuse to perform or renew such Material Contract.

(c)               Section 3.19(c)(i) and Section 3.19(c)(ii) of the Disclosure Schedule contains a complete list of all Seller Credit Support Instruments and Business Credit Support Instruments, respectively. The Seller has made available to the Purchaser an accurate and complete copy of each Seller Credit Support Instrument and Business Credit Support Instrument.

Section 3.20        Insurance. The Seller has in place insurance policies providing coverage for the Acquired Companies against all risks of a character and in such amounts as are customarily insured against by similarly situated companies in the same or similar businesses (collectively, the “Insurance Policies”). Section 3.20 of the Disclosure Schedule sets forth an accurate and complete list, as of the date of this Agreement, of the Insurance Policies and the historic insurance policies providing coverage for the Acquired Companies since January 1, 2015, including for each, the type of coverage (occurrence or claims made), the deductible or self-insured retention, carrier, named insured, policy periods and the policy limits. Each such Insurance Policy is legal, valid, binding and enforceable in accordance with its terms and is in full force and effect and all premiums with respect thereto covering all periods up to and including the Closing Date will have been paid.

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Neither the Seller nor any of its Affiliates (to the extent Related to the Business), nor any of the Acquired Companies, is in material breach or default (including any such material breach or default with respect to the payment of premiums or the giving of notice) under any such Insurance Policy, and, to the Knowledge of the Seller, no event has occurred which, with notice or the lapse of time or both, would constitute such a material breach or default, or permit termination or modification, under such Insurance Policy, and, as of the date of this Agreement, no written notice of cancellation, non-renewal or termination has been received with respect to any such Insurance Policy. There is no pending claim Related to the Business under any Insurance Policy to which coverage has been denied or issued a reservation of rights notice by the underwriters or issuers thereof.

Section 3.21        Customers and Suppliers. Section 3.21 of the Disclosure Schedule sets forth a true and complete list of (a) the top twenty (20) customers of the Acquired Companies (based on the revenue from such customer during the twelve (12)-month period ended December 31, 2018) (each, a “Material Customer”) and (b) the top twenty (20) suppliers of the Acquired Companies (based on the dollar spend attributed to such supplier during the twelve (12)-month period ended December 31, 2018) (each, a “Material Supplier”). As of the date hereof, no Material Customer or Material Supplier (a) has cancelled or otherwise terminated any Contract with the Acquired Companies prior to the expiration of the Contract term, (b) has returned, or threatened in writing to return, a substantial amount of any of the products, equipment, goods and services purchased from the Acquired Companies, or (c) to the Knowledge of the Seller, has threatened in writing or otherwise indicated in writing its intention, to cancel, adversely modify in any material respect or otherwise terminate its relationship with the Acquired Companies or to reduce substantially its purchase from or sale to the Acquired Companies of any products, equipment, goods or services.

Section 3.22        Quality and Safety of Products.

(a)               Since December 31, 2016, the Seller and its Affiliates (to the extent Related to the Business) and the Acquired Companies (i) have operated in conformity with all warranties (whether express or implied) included in customer Contracts and (ii) have not received any written notice from any customers that contained allegations or threatened or stated a basis for initiating an Action, in each case, with respect to the breach of warranties (whether express or implied) included in customer Contracts, except, in the case of each of the foregoing clauses (i) and (ii), as would not individually or in the aggregate, reasonably be expected to be material to the Business or the Acquired Companies, taken as a whole.

(b)               Since December 31, 2016, neither the Seller nor any of its Affiliates (with respect to the Business) nor any of the Acquired Companies has received written notice from (i) any of its customers that such customer has (A) received any written notice or allegation from a Governmental Authority, (B) been a party or subject to any Action brought or initiated by a Governmental Authority or (C) been threatened in writing by a Governmental Authority with any Action or (ii) a Governmental Authority that contained allegations or threatened or stated a basis for initiating an Action, in each of the foregoing clauses (i) and (ii), with respect to the failure or alleged failure of any product produced, sold or distributed by or on behalf of the Seller or its Affiliates (to the extent Related to the Business) or any of the Acquired Companies or the Business to meet applicable manufacturing, quality or labeling standards established by Law, except, in the case of each of the foregoing clauses (i) and (ii), as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Acquired Companies, taken as a whole.

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(c)               Since December 31, 2016, (i) there have been no recalls with respect to the products of the Business whether ordered by a Governmental Authority or undertaken voluntarily by the Seller or any of its Affiliates or any other Person and (ii) neither the Seller nor any of its Affiliates has received any written notice from any customer or Governmental Authority in connection with a claim or allegation against the Seller or any of its Affiliates, in each case related to any such recall, except in each of the foregoing clauses (i) and (ii) for any such recalls that would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Acquired Companies, taken as a whole.

Section 3.23        Brokers. Except for J.P. Morgan Securities LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Ancillary Agreements based upon arrangements made by or on behalf of the Seller. The Seller is solely responsible for the fees and expenses of J.P. Morgan Securities LLC.

Section 3.24        Related Party Transactions. None of the Seller or any of its Affiliates (other than the Acquired Companies) or, to the Knowledge of the Seller, any of their respective officers, directors or employees (a) is party to any Contract with any Acquired Company or by which the Business or the assets, properties or businesses of the Acquired Companies are bound which will not automatically terminate at the Closing (other than employment agreements with any such officers, directors or employees) or (b) has a claim against the Business or any of the Acquired Companies.

Section 3.25        Escheat. Since April 6, 2017, each of the Acquired Companies is in material compliance with any escheat or similar Law and has paid over any material required amounts to each relevant Governmental Authority and has retained any required records and timely filed any required forms or schedules with respect thereto.

Section 3.26        Non-Operating Assets. Section 3.26 of the Disclosure Schedule contains a complete list of all material assets, properties and operations of the Business and the Acquired Companies (which, for the avoidance of doubt, shall not include Intellectual Property, product lines and pieces of equipment) that became (and remain) non-operating assets or discontinued operations (a) at any time within the three (3) years prior to the date hereof or (b) to the Knowledge of the Seller, at any time prior to the date hereof.

Section 3.27        Disclaimer of the Seller.

EXCEPT AS SET FORTH IN THIS ARTICLE III OR THE ANCILLARY AGREEMENTS, NONE OF THE SELLER, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKE OR HAVE MADE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE ACQUIRED COMPANIES, THE BUSINESS, THE UNITS, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING WITH RESPECT TO THE ACCURACY OR COMPLETENESS OF INFORMATION MADE AVAILABLE TO THE PURCHASER, ITS AFFILIATES AND ITS AND THEIR RESPECTIVE REPRESENTATIVES.

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ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED. OTHER THAN THE INDEMNIFICATION OBLIGATIONS OF THE SELLER SET FORTH IN ARTICLE IX, NONE OF THE SELLER, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES WILL HAVE OR BE SUBJECT TO ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO THE PURCHASER OR TO ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO THE PURCHASER, ITS AFFILIATES OR REPRESENTATIVES OF, OR THE PURCHASER’S USE OF, ANY INFORMATION RELATING TO THE BUSINESS, THE ACQUIRED COMPANIES, OR THE UNITS, INCLUDING THE CONFIDENTIAL INFORMATION MEMORANDUM DATED NOVEMBER 2018 AND ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO THE PURCHASER, WHETHER ORALLY OR IN WRITING, IN CERTAIN “DATA ROOMS”, MANAGEMENT PRESENTATIONS, FUNCTIONAL “BREAK OUT” DISCUSSIONS, RESPONSES TO QUESTIONS SUBMITTED ON BEHALF OF THE PURCHASER OR IN ANY OTHER FORM IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, NOTHING SHALL LIMIT ANY REMEDY AVAILABLE TO THE PURCHASER OR ANY OF ITS AFFILIATES IN THE EVENT OF FRAUD (AS DEFINED HEREIN).

Article IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Seller, as of the date hereof and on the Closing Date, as follows:

Section 4.01        Organization and Authority of the Purchaser. The Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority to enter into this Agreement and the Ancillary Agreements to which it is or will be a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Purchaser is duly licensed or qualified to do business and is in good standing in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not materially impair or delay the consummation by the Purchaser of the transactions contemplated by this Agreement and the Ancillary Agreements. The execution and delivery by the Purchaser of this Agreement and the Ancillary Agreements to which it is or will be a party, the performance by the Purchaser of its obligations hereunder and thereunder and the consummation by the Purchaser of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of the Purchaser. This Agreement has been, and upon their execution the Ancillary Agreements to which the Purchaser is or will be a party shall have been, duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Seller) this Agreement constitutes, and upon their execution the Ancillary Agreements to which the Purchaser is or will be a party shall constitute, legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, except as enforceability is subject to the Enforceability Exceptions.

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Section 4.02        No Conflict. Assuming compliance with the pre-merger notification and waiting period requirements of the HSR Act and the making and obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 4.03, the execution, delivery and performance by the Purchaser of this Agreement and the Ancillary Agreements do not and will not (a) violate or result in the breach of any provision of its Governing Documents, (b) violate, conflict with or result in the breach of any Law or Governmental Order applicable to the Purchaser or its assets, properties or businesses or (c) violate, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent, approval, filing, notice, exemption, waiver or other material action under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, Contract, permit, franchise or other instrument or arrangement to which the Purchaser is a party, except, in the case of clauses (b) and (c), as have not been or would not materially impair or delay the consummation by the Purchaser of the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 4.03        Governmental Consents and Approvals. The execution, delivery and performance by the Purchaser of this Agreement and each Ancillary Agreement to which the Purchaser is a party do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, except (a) as described in Section 4.03 of the Disclosure Schedule, (b) the pre-merger notification and waiting period requirements of the HSR Act or (c) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially impair or delay the consummation by the Purchaser of the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 4.04        Investment Purpose. The Purchaser is acquiring the Units solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof other than in compliance with all applicable Laws, including United States federal securities laws. The Purchaser agrees that the Units may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state or foreign securities Laws, except pursuant to an exemption from such registration under the Securities Act and such Laws.

Section 4.05        Financing Commitments; Limited Guarantee.

(a)               The Purchaser has delivered to the Seller a true and complete copy of (i) the executed debt financing commitment letter with the Debt Financing Sources party thereto (including all exhibits, schedules, annexes and amendments to such letter in effect as of the date hereof) and any fee letters with the Debt Financing Sources party thereto associated therewith; provided, that provisions in the fee letter have been redacted in a customary manner with respect to fees and economic terms and “market flex” items that do not adversely affect the conditionality of the applicable Debt Financing; provided, further, that none of such redacted provisions impose additional conditions on the availability of the Debt Financing at the Closing (such commitment letter, including all exhibits, schedules, annexes and amendments thereto and each such fee letter, collectively, the “Debt Commitment Letter”), pursuant to which the Debt Financing Sources party thereto have agreed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein for the transactions contemplated by this Agreement (the “Debt Financing”).

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The Purchaser has also delivered to the Seller a true, correct and complete copy of the executed equity commitment letter (including all exhibits, schedules, annexes and amendments to such letter in effect as of the date hereof) from Gamut Investment Fund I, L.P., Gamut Investment Overseas Fund I, L.P. and Gamut Co-Investors I (A), L.P. (the “Equity Investors”) (the “Equity Commitment” and together with the Debt Commitment Letter, the “Financing Commitments”), pursuant to which the Equity Investors have agreed, subject to the terms and conditions set forth therein, to invest the cash amount set forth therein for the transactions contemplated by this Agreement (the “Equity Financing”, and, together with the Debt Financing, the “Acquisition Financing”). Assuming the Acquisition Financing is consummated in accordance with the terms of the Financing Commitments and the satisfaction of the conditions set forth in Section 8.01 and Section 8.02, the aggregate proceeds to be disbursed to the Purchaser pursuant to the Financing Commitments will be sufficient for the Purchaser to consummate the transactions contemplated by this Agreement on the terms and subject to the conditions set forth herein and to pay all related fees and expenses associated therewith incurred or otherwise payable by the Purchaser (collectively, the “Required Amounts”). The Purchaser has fully paid, or caused to be fully paid, any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date hereof. The Seller is an express third party beneficiary of the Equity Commitment in accordance with the terms and subject to the conditions set forth herein and therein.

(b)               As of the date of this Agreement, the Financing Commitments are in full force and effect and are the legal, valid and binding obligation of the Purchaser and (in the case of the Debt Commitment Letters, to the knowledge of the Purchaser) the other parties thereto, enforceable against such parties in accordance with their terms, except as enforceability is subject to the Enforceability Exceptions. There are no conditions precedent or other contingencies related to the funding of the Acquisition Financing that would adversely impact the availability of the Debt Financing on the Closing Date in an amount necessary to consummate the Closing, other than as expressly set forth in the Financing Commitments. As of the date of this Agreement and assuming the satisfaction of the conditions set forth in Section 8.01 and Section 8.02 at the Closing, the Purchaser has no reason to believe that any of the conditions to the Acquisition Financing will not be satisfied on a timely basis or that the Acquisition Financing will not be available to the Purchaser on the Closing Date. Assuming that the conditions set forth in Section 8.01 and Section 8.02 are satisfied at the Closing, as of the date of this Agreement, no event has occurred that (with or without notice, lapse of time, or both) would constitute a breach or default under the Financing Commitments by the Purchaser. As of the date of this Agreement, the Purchaser has no knowledge of any facts or circumstances that are reasonably likely to result in (i) any of the conditions set forth in the Financing Commitments not being satisfied or (ii) the Acquisition Financing not being made available to the Purchaser on a timely basis in order to consummate the transactions contemplated by this Agreement. As of the date of this Agreement, none of the Financing Commitments have been amended or modified and the respective commitments contained in the Financing Commitments have not been withdrawn, modified or rescinded in any respect.

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(c)               Concurrently with the execution of this Agreement, the Purchaser has delivered to the Seller the duly executed limited guarantee of Gamut Investment Fund I, L.P., Gamut Investment Overseas Fund I, L.P. and Gamut Co-Investors I (A), L.P. (collectively, the “Guarantors”) attached as Exhibit E (the “Limited Guarantee”). The Limited Guarantee is a legal, valid and binding obligation of the Guarantors and is enforceable against the Guarantors in accordance with its terms, except as enforceability is subject to the Enforceability Exceptions and, as of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantors under the Limited Guarantee.

Section 4.06        Litigation. As of the date hereof, no Action by or against the Purchaser is pending or, to the knowledge of the Purchaser, threatened, which would reasonably be expected to materially impair or delay the consummation by the Purchaser of the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 4.07        Brokers. Except for XMS Capital Partners, LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser. The Purchaser is solely responsible for payment of the fees and expenses of XMS Capital Partners, LLC.

Section 4.08        Independent Investigation; Seller’s Representations. The Purchaser acknowledges that it has conducted its own independent investigation, review and analysis of the business, operations, assets (including Contracts), liabilities, results of operations, financial condition, technology and prospects of the Business and the Acquired Companies. In entering into this Agreement, the Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of the Seller or its representatives (except the specific representations and warranties of the Seller set forth in Article III and the Ancillary Agreements). The Purchaser hereby agrees and acknowledges that, other than the representations and warranties made in Article III and the Ancillary Agreements, none of the Seller, its Affiliates or any of their respective officers, directors, employees or representatives make or have made any representation or warranty, express or implied, at law or in equity, with respect to the Units, the Acquired Companies or the Business. Notwithstanding anything to the contrary contained herein, nothing herein shall limit any remedy available to the Purchaser or any of its Affiliates in the event of Fraud.

Article V

ADDITIONAL AGREEMENTS

Section 5.01        Conduct of Business Prior to the Closing. The Seller covenants and agrees that, except as set forth in Section 5.01 of the Disclosure Schedule, expressly contemplated, permitted or required by this Agreement or as required by applicable Law, between the date hereof and the earlier of the Closing Date and the date on which this Agreement is terminated pursuant to Section 10.01, the Seller shall, and shall cause its Affiliates (including the Acquired Companies) to, (i) conduct the Business in the ordinary course of business in all material respects, (ii) use reasonable efforts to preserve substantially intact the business organization, goodwill, assets and properties of the Business and the Acquired Companies and

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(iii) use reasonable efforts to maintain the current relationships of the Business and the Acquired Companies with its employees, customers, suppliers and other material business partners. Except as described in Section 5.01 of the Disclosure Schedule, the Seller covenants and agrees that, between the date hereof and the earlier of the Closing Date and the date on which this Agreement is terminated pursuant to Section 10.01, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed; provided, that the Purchaser’s consent may be withheld, conditioned or delayed in its sole discretion with respect to clause (r) below), none of the Acquired Companies and, to the extent related to the Business or the Acquired Companies, none of the Seller and its Affiliates shall:

(a)               (i) issue, pledge, dispose of or sell any capital stock, notes, bonds or other securities, or any securities rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any capital stock or other securities of the Acquired Companies (or any option, warrant or other right to acquire the same), (ii) redeem any of the capital stock of the Acquired Companies or (iii) declare, make or pay any dividends or distributions to the holders of capital stock of the Acquired Companies, other than dividends, distributions and redemptions declared, made or paid by any Acquired Subsidiary solely to the Company or another Acquired Subsidiary or cash dividends by the Company solely to the Seller;

(b)               issue, sell, lease, transfer or otherwise dispose (other than the sale of inventory in the ordinary course of business) of any of the Acquired Company Assets or any Real Property, or permit or allow all or any portion of any of the Acquired Company Assets (whether tangible or intangible) or any Real Property to be subjected to any Encumbrance, other than Permitted Encumbrances or Encumbrances that will be released at or prior to the Closing;

(c)               amend or restate the Governing Documents of any of the Acquired Companies;

(d)               (i) incur, assume or guarantee any Indebtedness (other than any Indebtedness (A) solely between any Acquired Company, on the one hand, and, any other Acquired Company or Acquired Companies or Business Employee, on the other hand or (B) that will be released at or prior to the Closing) in excess of $1,000,000 individually or $2,500,000 in the aggregate or (ii) make any loans or advances to, or any investments in or capital contributions to, any Person (including any employees) or forgive or discharge in whole or in part any outstanding loans or advances;

(e)               (i) acquire (by merger, consolidation, acquisition or disposition of stock or assets or otherwise) any business, material assets or interest in any business enterprise, corporation, partnership, limited liability company or other Person or (ii) sell, transfer, assign, lease, dispose of, abandon, permit to lapse or expire (other than expiration of Intellectual Property in accordance with its maximum statutory term) or license any material Intellectual Property or material asset or material property (including the Real Property) or any business of the Business or the Acquired Companies, in each case other than in the ordinary course of business;

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(f)                disclose any trade secrets or other material confidential information included in the Owned Intellectual Property to any third party (other than pursuant to a written confidentiality agreement entered into in the ordinary course of business with reasonable protections of, and preserving all rights of the Acquired Companies in, such trade secrets or confidential information);

(g)               liquidate, dissolve or adopt a plan (or consummate an existing plan) of complete or partial liquidation, restructuring, recapitalization or dissolution;

(h)               delay payment of any account payable or other Liability of the Business beyond its due date or the date when such Liability would have been paid in the ordinary course of business;

(i)                 enter into, extend or waive any material provision of, or materially amend, cancel or terminate, any Material Contract or any agreement which, if entered into prior to the date hereof, would be a Material Contract other than in the ordinary course of business;

(j)                 enter into, extend or waive any material provision of, or materially amend, cancel or terminate, any Intercompany Agreement or any agreement which, if entered into prior to the date hereof, would be an Intercompany Agreement;

(k)               except as required by Law or as required by the terms of any Seller Plans or Company Plans existing on the date hereof, (A) grant or announce any increase in the salaries, bonuses or other benefits payable by any of the Acquired Companies or to any Business Employees whose rate of base salary or annual rate of base pay exceeds $125,000, (B) grant, or take any action to grant, any change in control, retention, transaction bonus, equity or equity-based award payable by any of the Acquired Companies or to any Business Employees, (C) accelerate the vesting, funding or payment of any compensation or benefits, bonus, equity or equity-based award of any Business Employee, (D) establish, adopt, enter into, terminate or amend (1) any Company Plan (or any plan, program, policy, agreement, Contract or arrangement that would be a Company Plan if in effect as of the date hereof) or (2) any Seller Plan to the extent it would reasonably be likely to result in any Liability that is material to the Business or the Acquired Companies, taken as a whole, or (E) terminate (other than for “cause”) or hire or engage (other than to fill an existing position) any Business Employee whose annual rate of base salary or annual rate of base pay exceeds $125,000, or transfer any employee into or out of any Acquired Company;

(l)                 terminate, discontinue, close or dispose of any plant, facility or other business operation of any Acquired Company or the Business, or lay off any Business Employees (other than for cause) or implement any early retirement or separation program that includes Business Employees, or any program providing early retirement window benefits to Business Employees or announce or plan any such action or program for the future;

(m)             (A) enter into, amend, extend or terminate any Collective Bargaining Agreement or (B) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any Business Employees;

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(n)               make, revoke or change any method of accounting or accounting practice or policy used by the Seller or any of its Subsidiaries (with respect the Business) or any of the Acquired Companies, other than such changes required by GAAP;

(o)               pay or discharge, enter into any settlement with respect to, or waive or compromise, any pending or threatened Action (whether or not commenced prior to the date of this Agreement) (i) involving the payment of, or an agreement to pay over time, in cash, notes or property, in the aggregate, an amount in excess of $500,000, (ii) which after the Closing Date will require the Acquired Companies to satisfy any obligations or (iii) which imposes any equitable or injunctive relief;

(p)               (i) make any capital expenditures or commitments in excess of $250,000 individually or $1,000,000 in the aggregate, in each case other than as set forth in the capital expenditure budget set forth in Section 5.01(p) of the Disclosure Schedule or (ii) fail to make capital expenditures in accordance with the capital expenditure budget set forth in Section 5.01(p) of the Disclosure Schedule;

(q)               except as set forth in this Agreement or otherwise required by applicable Law, (i) make, change or revoke any material Tax election, (ii) change any material Tax accounting method, (iii) enter into any closing agreement or voluntary disclosure agreement, (iv) file any amended Tax Return, (v) fail to pay any Tax that becomes due and payable (including any estimated Tax payments) that relates to any Separate Company Tax Return, (vi) prepare or file any Tax Return in a manner inconsistent with past practice, or (vii) settle any action in respect of Taxes or Tax refunds or extend the statute of limitations period for the assessment or collection of any Tax, in each case, only if (A) such action would reasonably be expected to adversely impact any of the Acquired Companies in respect of their non-income Tax position in any period ending after the Closing Date, and (B) such action does not relate to any consolidated, combined, unitary, or affiliated Tax group which includes a non-Acquired Company;

(r)                enter into, split, separate, allocate, extend or waive any provision of, or assign, transfer, amend, modify, cancel or terminate, any Seller Credit Support Instrument or Business Credit Support Instrument; or

(s)                authorize or agree to take any of the actions specified in this Section 5.01.

Section 5.02        Access to Information.

(a)               From the date hereof until the Closing, upon reasonable notice, the Seller shall, and shall cause its Subsidiaries (including the Acquired Companies) and their respective Representatives to, (i) afford the Purchaser and its Affiliates and their respective Representatives (including (A) the Debt Financing Sources and their respective Representatives to the extent reasonably necessary in connection with the Debt Financing, and (B) financing sources and their respective Representatives to the extent reasonably necessary in connection with any financing or substitution of any investment in a Subsidiary of TopCo contemplated to be made by Gamut Capital Management, L.P. or any of its Affiliates and its co-investors concurrently with, at or prior to the Closing) reasonable access to the offices, properties, books, Contracts, employees and records of the Seller and its Affiliates (to the extent Related to the Business) and the Acquired Companies,

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(ii) (A) afford the Purchaser and its Affiliates and their respective Representatives reasonable access to, and opportunity to participate in discussions with, any Person (including any third party vendor) contemplated to provide transition services in connection with the transactions contemplated by the Transition Services Agreement, and consider in good faith any comments or feedback from Purchaser and its Affiliates and their respective Representatives in relation thereto and (B) provide reasonable cooperation to the Purchaser by carrying out any activities reasonably requested by the Purchaser to prepare the Business to operate separately from the Seller and its Affiliates following the Closing and for the transition of services received by the Business from Seller’s shared systems, plans, and services as promptly as reasonably practicable, including through the Acquired Companies entering into separate Contracts, to be effective as of the Closing, with licensors, vendors, and service providers as may be reasonably requested by the Purchaser (with the out-of-pocket costs incurred under such separate Contracts to be borne by the Purchaser), and (iii) furnish to Purchaser and its Affiliates and their respective Representatives (including (A) the Debt Financing Sources and their respective Representatives to the extent reasonably necessary in connection with the Debt Financing, and (B) financing sources and their respective Representatives to the extent reasonably necessary in connection with any financing or substitution of any investment in a Subsidiary of TopCo contemplated to be made by Gamut Capital Management, L.P. or any of its Affiliates and its co-investors concurrently with, at or prior to the Closing) such additional financial and operating data and other information regarding the Acquired Companies or the Business (or copies thereof) as the Purchaser may from time to time reasonably request, including, within (x) fifteen (15) days after each fiscal calendar month beginning on the first day of the first fiscal calendar month after the date of this Agreement, manufacturing operating system reports of the type set forth in the sample report in Section 5.02(a)(iii)(x) of the Disclosure Schedule, (y) fifteen (15) days after each fiscal calendar month beginning on the first day of the first fiscal calendar month after the date of this Agreement, forecasts of the type set forth in the sample report in Section 5.02(a)(iii)(y) of the Disclosure Schedule and (z) seven (7) days after each fiscal calendar month beginning on the first day of the first fiscal calendar month after the date of this Agreement, monthly financial information of the type set forth in the sample report in Section 5.02(a)(iii)(z) of the Disclosure Schedule; provided, however, that any such access or furnishing of information shall be conducted at the Purchaser’s expense, during normal business hours, under the supervision of the Seller’s personnel and in such a manner as not to unreasonably interfere with the normal operations of the Business, and that such access shall not include access to sample and analyze any soil, groundwater, soil vapor, air, or other environmental media, or building material, for the presence or absence of Hazardous Substances without the express written consent of the Seller, which may be granted or denied in the Seller’s sole and absolute discretion. Notwithstanding anything to the contrary in this Agreement, the Seller shall not be required to disclose any information to the Purchaser if such disclosure would, in the Seller’s reasonable, good faith judgment (after consultation with legal counsel), (x) jeopardize any attorney-client or other legal privilege or (y) contravene any applicable Laws or Contracts entered into prior to the date hereof, including data privacy and protection Laws applicable to employee personal information; provided that the Seller shall cooperate in good faith to provide substantially the information Purchaser requests in such a manner as to not waive any attorney-client or other legal privilege or contravene applicable Law or Contracts.

(b)               In order to facilitate the resolution of any claims made against or incurred by the Seller relating to the Business, and for purposes of compliance with applicable Laws, for a period of seven (7) years after the Closing or the relevant period for the statute of limitations, the Purchaser shall (i) retain the books and records relating to the Business relating to periods prior to the Closing,

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and (ii) upon reasonable notice, afford the Representatives of the Seller reasonable access (including the right to make, at the Seller’s expense, photocopies), during normal business hours, to such books and records; provided, however, that Purchaser shall notify Seller at least twenty (20) Business Days in advance of destroying any such books and records in order to provide the Seller the opportunity to copy such books and records in accordance with this Section 5.02(b).

(c)               In order to facilitate the resolution of any claims made against or incurred by the Purchaser relating to the Business, and for purposes of compliance with applicable Laws, for a period of seven (7) years after the Closing or the relevant period for the statute of limitations, the Seller shall (i) retain the books and records relating to the Business relating to periods prior to the Closing which shall not otherwise have been delivered to the Purchaser and (ii) upon reasonable notice, afford the Representatives of the Purchaser reasonable access (including the right to make, at the Purchaser’s expense, photocopies), during normal business hours, to such books and records; provided, however, that the Seller shall notify the Purchaser at least twenty (20) Business Days in advance of destroying any such books and records in order to provide the Purchaser the opportunity to copy such books and records in accordance with this Section 5.02(c).

Section 5.03        Confidentiality.

(a)               The terms of the letter agreement dated as of November 13, 2018 (the “Confidentiality Agreement”) between the Seller and Gamut Capital Management, L.P. are hereby incorporated herein by reference and shall continue in full force and effect until the Closing, at which time the Confidentiality Agreement and the obligations of the Purchaser under this Section 5.03 shall terminate; provided, however, that, upon the Closing, the Confidentiality Agreement and the obligations of the Purchaser under this Section 5.03 shall terminate only in respect of that portion of the Evaluation Material (as defined in the Confidentiality Agreement) to the extent relating to the Business, the Acquired Companies and the transactions contemplated by this Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement and the obligations of the Purchaser under this Section 5.03 shall nonetheless continue in full force and effect.

(b)               Upon the execution and delivery of this Agreement, the letter agreement dated as of April 19, 2019 by and between the Seller and Gamut Capital Management, L.P. (as may be amended) shall terminate and have no further force or effect, and there shall be no liability or obligation on the part of either party thereto in respect thereof.

(c)               Except as set forth in Section 5.03(a), nothing provided to the Purchaser pursuant to Section 5.02(a) shall in any way amend or diminish the Purchaser’s obligations under the Confidentiality Agreement. The Purchaser acknowledges and agrees that any Evaluation Material (as defined in the Confidentiality Agreement) provided to the Purchaser pursuant to Section 5.02(a) or otherwise by or on behalf of the Seller or any Representative thereof shall be subject to the terms and conditions of the Confidentiality Agreement.

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(d)               From and after the Closing, the Seller shall, and shall cause its Affiliates to, and shall use its reasonable best efforts to cause its or their Representatives to, hold in confidence any and all non-public or otherwise confidential information, whether written or oral, to the extent concerning the Business and the Acquired Companies that was learned by the Seller or its Affiliates or their Representatives prior to the Closing, except to the extent that such information (i) is or has been published or becomes part of the public domain or otherwise is generally available to the public through no fault of the Seller, any of its Affiliates or their respective Representatives or (ii) is lawfully acquired by the Seller, any of its Affiliates or their respective Representatives from and after the Closing from sources other than the Purchaser, any of its Affiliates or any Acquired Company which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If the Seller, any of its Affiliates or their respective Representatives are required to disclose any such information by judicial or administrative process or by other requirements of Law, including applicable rules of any securities exchange, the Seller shall, to the extent permitted by Law, provide prior notice to the Purchaser in writing, and in so far as is practicable, consult with the Purchaser regarding the disclosure of such information and shall disclose only that portion of such information which the Seller is advised by its counsel is required to be disclosed; provided, however, that the Seller shall use its reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

Section 5.04        Regulatory and Other Authorizations; Notices and Consents.

(a)               The Purchaser shall promptly obtain all authorizations, consents, orders and approvals of all Governmental Authorities that are or may become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Ancillary Agreements and will cooperate fully with the Seller in promptly seeking to obtain all such authorizations, consents, orders and approvals. Each Party agrees to make promptly, but in any event no later than ten (10) Business Days of the date hereof, its respective filing, if necessary, pursuant to the HSR Act with respect to the transactions contemplated by this Agreement and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act. Each Party agrees to make as promptly as practicable after the date of this Agreement, but in any event no later than twenty (20) Business Days of the date hereof, its respective filings and notifications, if any, under any other applicable antitrust, competition, or trade regulation Law, and to supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the applicable antitrust, competition, or trade regulation Law.

(b)               Without limiting the generality of the Purchaser’s undertaking pursuant to Section 5.04(a), the Purchaser shall, and shall cause each of its controlled Affiliates to, take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any Governmental Authority so as to enable the Parties to close the transactions contemplated hereby as promptly as practicable, and in any event prior to the Outside Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divesture, license or other disposition of such of its, or its controlled Affiliates’, assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant hereto, and the entrance into such other arrangements, as are necessary in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated hereby.

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The Seller shall, and shall cause its Affiliates to, use reasonable best efforts to assist the Purchaser in good faith with respect to any and all reasonable steps that the Purchaser, in consultation with its outside antitrust counsel, deems necessary to comply with its obligations set out in this Section 5.04(b). In no event shall the Seller, or its Affiliates, propose, negotiate, commit to or effect any of the foregoing remedies, unless expressly requested to do so by the Purchaser. In addition, the Purchaser shall, and shall cause its respective Affiliates to, use its best efforts to defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing by the Outside Date; provided, however, that such obligation to litigate in no way limits the obligation of the Purchaser to take any and all steps necessary to eliminate each and every impediment under any antitrust, competition or trade regulation Law to consummate the transactions contemplated hereby prior to the Outside Date; provided, further, that Seller shall, and shall cause its Affiliates to, reasonably cooperate with the Purchaser in litigating, including the defense of a litigation, any challenge to the transactions contemplated hereby that would prevent the Closing by the Outside Date.

(c)               Each Party shall keep the other Party apprised of the content and status of any substantive communications with, and substantive communications from, any Governmental Authority with respect to the transactions contemplated hereby, including promptly notifying the other Party of any substantive communication it or any of its Affiliates receives from any Governmental Authority relating to any review or investigation of the transactions contemplated hereby under the HSR Act or any other applicable antitrust, competition or trade regulation Laws and shall permit the other Party to review in advance (and to consider in good faith any comments made by the other Party in relation to) any proposed substantive communication by such party to any Governmental Authority relating to such matters. Neither Party shall agree to participate in any substantive meeting, telephone call or discussion with any Governmental Authority in respect of any filings, investigation or other inquiry related to the transactions contemplated hereby unless it consults with the other Party in advance and, unless prohibited by such Governmental Authority, gives the other Party the opportunity to attend and participate at such meeting, telephone call or discussion. Subject to the Confidentiality Agreement, the Parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act. Subject to the Confidentiality Agreement, the Parties shall provide each other with copies of all substantive correspondence, filings or substantive communications between them or any of their representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement; provided, however, that materials may be redacted (i) to remove references concerning the valuation of the Business, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

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(d)               The Purchaser shall not, and shall cause each of its controlled Affiliates not to, enter into any agreement, transaction, or any agreement to effect any transaction (including any merger or acquisition) that would reasonably be expected to make it materially more difficult, or to materially increase the time required to (i) obtain the expiration or termination of the waiting period under the HSR Act, or any other applicable antitrust, competition, or trade regulation Law, applicable to the transactions contemplated hereby, (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the transactions contemplated hereby or (iii) obtain all authorizations, consents, orders and approvals of Governmental Authorities necessary for the consummation of the transactions contemplated hereby.

(e)               Notwithstanding anything contained herein to the contrary, the Seller shall obtain all pre-Closing authorizations, consents and approvals of all Governmental Authorities required to effect the Pre-Closing Mexico Reorganization Transactions under applicable Laws.

Section 5.05        Third Party Consents; Mixed-Use Contracts.

(a)               From the date hereof until the Closing Date, and during the one (1) year period immediately following the Closing Date, the Purchaser and the Seller shall use commercially reasonable efforts to obtain the consents, approvals and authorizations set forth in Schedule 5.05(a) (collectively, the “Third Party Consents”); provided, that the Seller shall not be required to commence or participate in litigation to obtain any such Third Party Consent; provided, further, that the Seller shall provide Purchaser with reasonable notice of any of the Seller’s discussions with vendors relating to any Third Party Consents and ensure that the Purchaser has the opportunity to participate in any such discussions with such vendors; provided, further, that the obtaining of any such Third Party Consents shall not be deemed to be conditions to the obligations of the Parties to consummate the transactions contemplated hereby.

(b)               From the date hereof until the Closing Date, and during the one (1) year period immediately following the Closing Date, the Seller shall, and shall cause its Affiliates (including the Acquired Companies) to, use their commercially reasonable efforts, and to reasonably cooperate with Purchaser, to (i) separate (A) the Mixed-Use Contracts set forth on Schedule 5.05(b)(i)(A) (other than such Mixed-Use Contracts that are exclusively related to the Business, which are subject to clause (ii) below), and (B) the Contracts set forth on Schedule 5.05(b)(i)(B) (the “Mexico Mixed-Use Contracts”) into two or more Contracts with the applicable counterparty, including (x) one or more Contracts to which the Seller and/or its Affiliates (other than the Acquired Companies) will be party, with terms and conditions related to the businesses of the Seller and its Affiliates (other than the Business) and (y) one or more Contracts to which the Acquired Companies will be party, with terms and conditions related to the Business, which terms and conditions shall be materially similar to those terms and conditions related to the Business prior to separation (except for changes reasonably necessary as a result of the transactions contemplated hereby), and (ii) with respect to any Mixed-Use Contracts set forth on Schedule 5.05(b)(i)(A) that are exclusively related to the Business, the Seller shall, and shall cause its Affiliates (including the Acquired Companies) to, use their commercially reasonable efforts, and to reasonably cooperate with Purchaser, to assign such Mixed-Use Contracts to the Acquired Companies (the actions described in clauses (i) and (ii), collectively, the “Mixed-Use Separation”).

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If the Seller and its Affiliates are not able to separate or assign (as applicable) a Mixed-Use Contract or Mexico Mixed-Use Contract in accordance with the preceding sentence prior to the Closing, during the one (1)-year period immediately following the Closing Date, upon the written request of the Purchaser (with respect to the Mixed-Use Contracts) or the Seller (with respect to the Mexico Mixed-Use Contracts), the Parties shall use commercially reasonable efforts (and shall reasonably cooperate with each other) to (i) effect the Mixed-Use Separation with respect to such Mixed-Use Contract or Mexico Mixed-Use Contract, and (ii) until such Mixed-Use Separation is effected, (x) provide the Acquired Companies, to the fullest extent practicable and permissible under such Mixed-Use Contract or Mexico Mixed-Use Contract, the rights and benefits of the portion of the Mixed-Use Contract or Mexico Mixed-Use Contract related to the Business (including by means of any subcontracting, sublicensing or subleasing arrangement, if permissible) and cause the Acquired Companies to bear all obligations, costs and Liabilities of the portion of the Mixed-Use Contract or Mexico Mixed-Use Contract related to the Business to the extent that the Acquired Companies receive the rights and benefits of such Mixed-Use Contract or Mexico Mixed-Use Contract from and after the Closing and (y) provide the Seller and its Affiliates, to the fullest extent practicable and permissible under such Mixed-Use Contract or Mexico Mixed-Use Contract, the rights and benefits of the portion of the Mixed-Use Contract or Mexico Mixed-Use Contract not related to the Business (including by means of any subcontracting, sublicensing or subleasing arrangement, if permissible) and cause the Seller and its Affiliates to bear all obligations, costs and Liabilities of the portion of the Mixed-Use Contract or Mexico Mixed-Use Contract not related to the Business to the extent that the Seller and its Affiliates receive the rights and benefits of such Mixed-Use Contract or Mexico Mixed-Use Contract from and after the Closing. From the date hereof until the Closing Date, and during the one (1) year period immediately following the Closing Date, neither Party shall agree to participate in any substantive meeting, telephone call or discussion with, or deliver any written communication to, any non-Affiliated counterparty to a Mixed-Use Contract or Mexico Mixed-Use Contract with respect to the Mixed-Use Separation unless it consults with the other Party in advance and gives the other Party the opportunity to attend and participate at such meeting, telephone call or discussion or, in the case of written communications, considers in good faith the reasonable comments provided by such Party with respect to such written communications.

Section 5.06        Financing; Financing Commitments.

(a)               Financing.

(i)                 Subject to the terms and conditions of this Section 5.06, the Purchaser shall, and shall cause each of its relevant Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain the Acquisition Financing on the terms and conditions described in the Financing Commitments (and in the case of the Debt Commitment Letter, taking into account any “market flex” provisions) and, prior to the Closing, shall not permit any termination, amendment or modification to be made to, or any waiver of any provision or remedy under, the Financing Commitments or the definitive agreements with respect thereto, if such amendment, modification or waiver would (A) reduce the aggregate amount of the Acquisition Financing (including by changing the amount of fees to be paid or original issue discount) below the amount necessary to fund the Required Amounts or (B) impose new or additional conditions to the receipt of the Acquisition Financing or other terms, in each case, in a manner that would reasonably be expected to (x) prevent or materially delay or impair the consummation of the transactions contemplated by this Agreement,

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(y) make, in any material respect, the timely funding of the Acquisition Financing or satisfaction of the conditions to obtaining the Acquisition Financing less likely to occur such that there would be an adverse impact on the availability of the Acquisition Financing or (z) materially and adversely impact the ability of the Purchaser to enforce its rights against other parties to the Financing Commitments or to draw upon and consummate the Acquisition Financing. For the avoidance of doubt, it is understood that, subject to the limitations set forth in this Section 5.06(a)(i) and in the Debt Commitment Letter, the Purchaser may amend the Debt Commitment Letter to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities. Any reference in this Agreement to (1) “Acquisition Financing” shall include the financing contemplated by the Financing Commitments as amended or modified in compliance with this Section 5.06(a)(i) and (2) “Financing Commitments”, “Equity Commitment” or “Debt Commitment Letter” shall include such documents as amended or modified in compliance with this Section 5.06(a)(i).

(ii)              Subject to the terms and conditions of this Section 5.06, the Purchaser shall, and shall cause its relevant Affiliates to, use its reasonable best efforts to (A) maintain in effect and satisfy on a timely basis all terms, covenants and conditions (unless waived pursuant to the terms thereof) set forth in the Financing Commitments within the Purchaser’s control in accordance with the terms and subject to the conditions thereof, (B) negotiate and enter into definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter on the terms and conditions (including any “market flex” provisions) contained in the Debt Commitment Letter (or on terms not materially less favorable, in the aggregate, to the Company than the terms and conditions (including the “market flex” provisions) in the Debt Commitment Letter) that are acceptable to the Purchaser and would not adversely affect the ability of the Purchaser to consummate the transactions contemplated herein, (C) satisfy all conditions (unless waived pursuant to the terms thereof) to such definitive agreements on a timely basis that are applicable to the Purchaser that are within the Purchaser’s control and (D) draw upon and consummate the Acquisition Financing at or prior to the Closing, in any case, subject to the terms and conditions of the Financing Commitments. Upon written request of the Seller and subject to the last sentence of this Section 5.06(a)(ii), the Purchaser shall keep the Seller informed on a reasonably current basis and in reasonable detail with respect to all material activity concerning the status of its efforts to arrange the Debt Financing. Without limiting the generality of the foregoing, the Purchaser shall notify the Seller promptly, and in any event within two (2) Business Days after it becomes aware thereof, of the receipt by the Purchaser of any written notice or communication (other than negotiations of the definitive agreements with respect to the Acquisition Financing) from any Acquisition Financing source with respect to any actual material and adverse breach, default, termination or repudiation by any party to any Financing Commitments or definitive documents related to the Acquisition Financing; provided that in no event shall Purchaser be required to disclose any information that is subject to attorney-client or similar privilege if Purchaser shall have used its reasonable best efforts to disclose such information in a way that would not waive such privilege.

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(iii)            Subject to the terms and conditions of this Section 5.06, if any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter or the Debt Commitment Letter shall be terminated or modified in a manner that would have a materially adverse impact on the Purchaser obtaining the Debt Financing, the Purchaser shall use its best efforts to arrange and obtain alternative financing from alternative sources on terms and conditions no less favorable, with respect to conditionality, to the Purchaser than those contained in the Debt Commitment Letter and in an amount sufficient, when added to the portion of the Acquisition Financing that is available to pay in cash the Required Amounts (the “Alternate Debt Financing”), and to obtain a new financing commitment letter with respect to such Alternate Debt Financing (the “New Debt Commitment Letter”), which shall replace the existing Debt Commitment Letter, a copy of which (together with any related fee letter; provided that such fee letter has been redacted in a customary manner with respect to fees and economic terms and “market flex” items that do not adversely affect the conditionality of such Alternate Debt Financing) shall be promptly provided to the Seller; provided that Purchaser shall not be required to accept any Alternate Debt Financing having terms and conditions (including any “market flex” provisions) less favorable, in any material respect, to the Purchaser than those in the Debt Commitment Letter (it being understood that, for purposes of this proviso, less favorable terms and conditions as to pricing, interest rate or fees shall be considered “in a material respect”). In the event any New Debt Commitment Letter is obtained, (i) any reference in this Agreement to the “Acquisition Financing” or the “Debt Financing” shall mean the debt financing contemplated by the Debt Commitment Letters as modified pursuant to clause (ii) below and (ii) any reference in this Agreement to the “Financing Commitments” or the “Debt Commitment Letters” shall be deemed to include the Debt Commitment Letters that are not superseded by a New Debt Commitment Letter at the time in question and the New Debt Commitment Letter to the extent then in effect.

(b)               In connection with the Debt Financing, from the date hereof until the Closing, the Seller shall provide, shall cause the Acquired Companies to provide, and shall use its reasonable best efforts to cause its Representatives to provide, reasonable cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by the Purchaser and that is necessary, customary or advisable in connection with the Purchaser’s efforts to obtain the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Seller), including their respective reasonable best efforts to: (i) have management with appropriate seniority and expertise participate in a reasonable number of meetings, rating agency presentations and due diligence sessions with prospective lenders in connection with the Debt Financing with appropriate advance notice; (ii) assist the Purchaser and its Debt Financing Sources in the preparation of pertinent information regarding the Seller and each Acquired Company related to (A) any offering documents, private placement memoranda, bank information and similar documents and (B) materials for rating agency presentations, including, but not limited to providing (1) the Audited Financial Statements, (2) such other financial business and other information as the Purchaser shall reasonably request from the Acquired Companies, including to the extent to allow Purchaser to prepare pro forma consolidated balance sheets and statements of income of the Acquired Companies that are necessary to satisfy the conditions set forth in the Debt Commitment Letter (it being understood that Purchaser, and not the Seller or its Subsidiaries or their respective Representatives, shall be responsible for the preparation of the pro forma financial statements and any other pro forma information, including any pro forma adjustments),

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(3) customary authorization letters (including customary representations with respect to accuracy of information and material non-public information) for inclusion in any bank information or materials that authorizes the distribution of information to be distributed to prospective lenders and (4) such other information as may be customary in connection with executing financings of the type similar to the Debt Financing and reasonably requested by Purchaser; (iii) assist with the pledging of collateral by the Acquired Companies (including the execution and delivery by the Acquired Companies of customary pledge and security documents); provided, that any such pledge or other encumbrances shall be authorized and only become effective at, or as of, the Closing; (iv) obtain from the Seller’s auditors such reports as may be reasonably requested by the Purchaser and the consent of such auditors to the use of their reports in any materials relating to the Debt Financing; (v) facilitate the execution and delivery of definitive financing documents, customary perfection certificates and other certificates (including a solvency certificate in the form attached to the Debt Commitment Letter) or documents as may be reasonably requested by the Purchaser, in each case, with respect to information regarding each Acquired Company; provided that no obligation of any Acquired Company under any document, agreement or pledge shall be effective until the Closing, (vi) request consents, surveys and title insurance as reasonably requested by the Purchaser; (vii) request customary payoff letters relating to the repayment of any existing indebtedness to be repaid concurrently with the Closing and/or the termination of any third party liens securing such indebtedness and facilitate delivery to the Purchaser at the Closing of any possessory collateral of the Acquired Companies held by JPMorgan Chase Bank, N.A. as collateral agent under the Seller’s existing credit facility; (viii) provide customary documentation and other information with respect to the Acquired Companies at least five (5) Business Days prior to the Closing Date as shall have been reasonably requested by the Purchaser at least ten (10) Business Days prior to the Closing Date, that is required by regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the PATRIOT Act and that are required by the Debt Commitment Letter; and (ix)  cooperate with the Debt Financing Sources’ “due diligence” investigation with respect to the Acquired Companies; provided that the Seller shall not be required to pay any commitment or other similar fee or incur any other Liability in connection with the Acquisition Financing prior to the Closing for which it is not reimbursed by the Purchaser.

(c)               Reimbursement; Indemnification. The Purchaser shall, promptly upon the written request of the Seller, reimburse the Seller for all reasonable and documented out-of-pocket third party costs and expenses incurred by the Seller or any of its Representatives in connection with the cooperation provided for in Section 5.06(b) (such reimbursement to be made promptly and in any event within five (5) Business Days of delivery of reasonably acceptable documentation evidencing such cost and expense) and shall indemnify and hold harmless the Seller and its Representatives from and against any and all Losses suffered or incurred by them in connection with the arrangement of Acquisition Financing and any information utilized in connection therewith (other than written information provided by the Seller), except to the extent such Losses result from intentional misconduct of the Seller or any of its Representatives. The Seller shall notify the Purchaser reasonably in advance of the Seller or any of its Representatives incurring any third party costs and expenses in connection with the cooperation provided for in Section 5.06(b) in excess of $5,000, which notice shall include a good faith estimate of the amount of such costs and expenses. All non-public or otherwise confidential information regarding the Seller or any of its Affiliates obtained by the Purchaser or its Representatives pursuant to this Section 5.06 shall, unless otherwise agreed in writing by the Seller, be kept confidential in accordance with the Confidentiality Agreement and Section 5.03.

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Section 5.07        Names and Marks.

(a)               The Purchaser hereby acknowledges that all right, title and interest in and to the Retained Names and Marks are owned exclusively by the Seller or one or more of its Affiliates (excluding the Acquired Companies), and that, except as expressly provided below, any and all right of the Acquired Companies to use the Retained Names and Marks shall terminate as of the Closing and shall immediately revert to the Seller or one or more of its Affiliates (excluding the Acquired Companies). The Purchaser further acknowledges that it has no rights, and is not acquiring any rights, to use the Retained Names and Marks, except as provided herein.

(b)               As soon as reasonably practicable after the Closing (and in any event within six (6) months thereafter), the Purchaser shall cause the Acquired Companies to cease and discontinue use of all Retained Names and Marks from all products, signage, vehicles, properties, technical information and promotional or other marketing materials of the Acquired Companies existing as of the Closing that bear the Retained Names and Marks. The Seller hereby grants the Acquired Companies a limited, non-exclusive license to use the Retained Names and Marks on a wind-down and transitional basis for the period specified in the preceding sentence in connection with such specified assets. Except as expressly provided in this Section 5.07, no other right to use the Retained Names and Marks is granted by the Seller to the Purchaser or any of its Affiliates whether by implication or otherwise, and nothing hereunder shall permit the Purchaser or any of its Affiliates to use the Retained Names and Marks in any manner. The Purchaser shall, and shall cause each Acquired Company to, ensure that all uses of the Retained Names and Marks as provided in this Section 5.07 shall be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Business used the Retained Names and Marks prior to the Closing. Any and all goodwill generated by the use of the Retained Names and Marks under this Section 5.07 shall inure solely to the benefit of the Seller. The Purchaser shall not, and shall cause each Acquired Company not to, (i) use the Retained Names and Marks hereunder in any manner that may damage, impair or tarnish the reputation of the Seller or its Affiliates (excluding the Acquired Companies) or the goodwill associated with the Retained Names and Marks; or (ii) contest the ownership or validity of any of the Retained Names and Marks.

(c)               The Purchaser agrees that the Seller and its Affiliates (excluding the Acquired Companies) shall have no responsibility for claims by third parties arising out of, or relating to, the use by the Acquired Companies of any Retained Names and Marks after the Closing. Notwithstanding anything in this Agreement to the contrary, the Purchaser hereby acknowledges that in the event of any breach or threatened breach of this Section 5.07 by the Purchaser or the Acquired Companies with respect to the Retained Names and Marks, the Seller, in addition to any other remedies available to it, shall be entitled to a preliminary injunction, temporary restraining order or other equivalent relief restraining the Business or the Acquired Companies from any such breach or threatened breach.

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(d)               The Seller hereby acknowledges that all right, title and interest in and to the Company Names and Marks are owned exclusively by the Acquired Companies, and that, except as expressly provided below, any and all right of the Seller, its Affiliates, and the Retained Subsidiaries to use the Company Names and Marks shall terminate as of the Closing and shall immediately revert to the Acquired Companies. The Seller further acknowledges that it has no rights, and is not acquiring any rights, to use the Company Names and Marks, except as provided herein.

(e)               As soon as reasonably practicable after the Closing (and in any event within six (6) months thereafter), the Seller shall cause the Retained Subsidiaries to cease and discontinue use of all Company Names and Marks from all products, signage, vehicles, properties, technical information and promotional or other marketing materials of the Retained Subsidiaries existing as of the Closing that bear the Company Names and Marks, and to file name change documentation as may be necessary for any of the Retained Subsidiaries to change its legal entity name to a name not including “Grede” in whole or in part. The Purchaser, on behalf of the Acquired Companies, hereby grants the Seller (on behalf of the Retained Subsidiaries) a limited, non-exclusive license to use the Company Names and Marks on a wind-down and transitional basis for the period specified in the preceding sentence. Except as expressly provided in this Section 5.07, no other right to use the Company Names and Marks is granted by the Purchaser to the Seller or any of its Affiliates, whether by implication or otherwise, and nothing hereunder shall permit the Seller or any of its Affiliates to use the Company Names and Marks in any manner. The Seller shall, and shall cause each Retained Subsidiary to, ensure that all uses of the Company Names and Marks as provided in this Section 5.07 shall be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Retained Subsidiaries used the Company Names and Marks prior to the Closing. Any and all goodwill generated by the use of the Company Names and Marks under this Section 5.07 shall inure solely to the benefit of the Purchaser. The Seller shall not, and shall cause each Retained Subsidiary not to, (i) use the Company Names and Marks hereunder in any manner that may damage, impair or tarnish the reputation of the Purchaser or its Affiliates (including the Acquired Companies) or the goodwill associated with the Company Names and Marks; or (ii) contest the ownership or validity of any of the Company Names and Marks.

(f)                The Seller agrees that the Purchaser and its Affiliates shall have no responsibility for claims by third parties arising out of, or relating to, the use by the Retained Subsidiaries of any Company Names and Marks after the Closing. Notwithstanding anything in this Agreement to the contrary, the Seller hereby acknowledges that in the event of any breach or threatened breach of this Section 5.07 with respect to the Company Names and Marks by the Seller or the Retained Subsidiaries, the Purchaser, in addition to any other remedies available to it, shall be entitled to a preliminary injunction, temporary restraining order or other equivalent relief restraining the Seller and/or Retained Subsidiaries from any such breach or threatened breach.

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Section 5.08        Notifications. From and after the date hereof until the Closing, each Party shall, promptly after making such determination, notify the other Party in writing of any fact, change, condition, circumstance or occurrence or nonoccurrence of any event of which it is aware that it has determined will or is reasonably likely to result in any of the conditions set forth in Article VIII of this Agreement becoming incapable of being satisfied or being materially delayed; provided that no information provided in accordance with this Section 5.08 shall be deemed to cure any breach of any representation, warranty, covenant or agreement made in this Agreement.

Section 5.09        Wrong Pockets. If, after the Closing Date, the Seller or its Affiliates receive any funds that are the property of the Purchaser or its Affiliates, the Seller shall, or shall cause one of its Affiliates to, remit any such funds promptly to the Purchaser or such Affiliate. If, after the Closing Date, the Purchaser or its Affiliates receive any funds that are the property of the Seller or its Affiliates, the Purchaser shall, or shall cause one of its Affiliates to, remit any such funds promptly to the Seller or such Affiliate.

Section 5.10        Insurance.

(a)               From and after the Closing Date, each of the Acquired Companies shall cease to be insured by the Seller’s insurance policies or by any of its self-insurance programs, other than (i) insurance policies or self-insurance programs acquired directly by and in the name of the Acquired Companies or (ii) as set forth in Section 5.10(b). For the avoidance of doubt, the Seller and its Affiliates (other than the Acquired Companies) shall retain all rights to control their insurance policies and programs, including the right to exhaust, settle, release, commute, buy back or otherwise resolve disputes with respect to any of its insurance policies and programs notwithstanding whether any such policies or programs apply to any Liabilities of the Purchaser or any of its Affiliates (including the Acquired Companies). The Purchaser agrees to arrange for its own insurance policies with respect to the Acquired Companies and the Business covering the period from and after the Closing Date and, except as set forth in Section 5.10(b), agrees not to seek, through any means, to benefit from any insurance policies of the Seller or its Affiliates that may provide coverage for claims relating in any way to any of the Acquired Companies prior to the Closing.

(b)               From and after the Closing Date, with respect to any Liability of an Acquired Company, to the extent arising out of any claim, act, omission, event or circumstance occurring prior to the Closing, which is insured under any of the Seller’s insurance policies (including any workers’ compensation policy) (such policies, the “Available Insurance Policies”), the Seller shall provide the Purchaser (or the applicable Acquired Company) with access to, and the right to make claims under, the applicable Available Insurance Policy in respect of such Liability; provided, that such access to, and the right to make claims under, such Available Insurance Policy shall be subject to the terms, conditions and exclusions of such policy, including any limits on coverage or scope, and any deductibles, self-insured retentions, retrospective premiums, and other chargeback amounts, fees, costs and expenses, and shall be subject to the following:

(i)                 if permitted under such Available Insurance Policy, the Purchaser (or the applicable Acquired Company) shall be responsible for the submission, administration and management of any claims under such Available Insurance Policy; provided, that the Purchaser shall provide reasonable notice to the Seller prior to submitting any such claim;

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(ii)              if such Available Insurance Policy does not permit the Purchaser or any of the Acquired Companies to directly submit claims under such Available Insurance Policy, the Purchaser shall, or shall cause the applicable Acquired Company to, report any potential claims under such Available Insurance Policy as soon as practicable to the Seller and the Seller shall, or shall cause any of its Affiliates to, submit such claims directly to the applicable insurer; provided that, with respect to any such claims, the Purchaser (or the applicable Acquired Company) shall (x) be responsible for (A) the preparation of any documents or forms that are required for the submission of such claims and (B) the administration and management of such claims after submission, and (y) provide the Seller (or its applicable Affiliate) with such documents, forms, or other information necessary for the submission of such claims by the Seller (or its applicable Affiliate) on behalf of the Purchaser (or the applicable Acquired Company);

(iii)            the Purchaser (or the applicable Acquired Company) shall be responsible for any payments to the applicable insurer under such Available Insurance Policy relating to its claims submissions, and shall indemnify, hold harmless and reimburse the Seller and its Affiliates for any deductibles, self-insured retentions, retrospective premiums and other chargeback amounts, fees, costs and expenses incurred by the Seller or any of its Affiliates, to the extent resulting from any access to, or any claims made by the Purchaser or any of the Acquired Companies under, any such Available Insurance Policy pursuant to this Section 5.10(b), including any indemnity payments, settlements, judgments, legal fees and allocated claims expenses and claim handling fees, whether such claims are submitted directly or indirectly by the Seller, an Affiliate of the Seller, its or their employees or third parties;

(iv)             the Purchaser (or the applicable Acquired Company) shall bear (and none of the Seller or any of its Affiliates shall have any obligation to repay or reimburse the Purchaser or any Acquired Company for) and shall be liable for all excluded, uninsured, uncovered, unavailable or uncollectible amounts of all such claims made by the Purchaser or the applicable Acquired Company under such Available Insurance Policy; and

(v)               neither the Purchaser nor any of the Acquired Companies, in connection with making a claim under any such Available Insurance Policy pursuant to this Section 5.10(b), shall take any action that would be reasonably likely to (x) have an adverse impact on the then-current relationship between the Seller or any of its Affiliates, on the one hand, and the applicable insurer, on the other hand, (y) result in the applicable insurer terminating or reducing coverage to, or increasing the amount of any premium owed by, the Seller or any of its Affiliates under such policy, or (z) otherwise compromise, jeopardize or interfere with the rights of the Seller or any of its Affiliates under such policy.

Section 5.11        Privileged Matters; Conflicts Waiver.

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(a)               The Purchaser, on behalf of itself and its Affiliates (including the Acquired Companies following the Closing) (collectively, the “Purchaser Related Parties”), hereby waives, and agrees not to allege, any claim that Shearman & Sterling LLP has a conflict of interest or is otherwise prohibited from representing the Seller or any of its Representatives (“Seller Related Parties”) in any post-Closing matter or dispute with any of the Purchaser Related Parties related to or involving this Agreement (including the negotiation hereof) or the transactions contemplated hereby, even though the interests of one or more of the Seller Related Parties in such matter or dispute may be directly adverse to the interests of one or more of the Purchaser Related Parties and even though Shearman & Sterling LLP may have represented one or more of the Acquired Companies in a matter substantially related to such matter or dispute.

(b)               The Purchaser, on behalf of itself and all other Purchaser Related Parties, acknowledges and agrees that each of the Acquired Companies’ attorney-client privilege, attorney work-product protection and expectation of client confidence involving any proposed sale of the Acquired Companies or any other transaction contemplated by this Agreement (but not general business matters of any of the Acquired Companies, to the extent they are governed by Section 5.11(c)), and all information and documents covered by such privilege, protection or expectation shall be retained and controlled by the Seller and its Affiliates, and may be waived only by the Seller. The Purchaser and the Seller acknowledge and agree that (i) the foregoing attorney-client privilege, work product protection and expectation of client confidence shall not be controlled, owned, used, waived or claimed by the Purchaser or by any of the Acquired Companies upon consummation of the Closing; and (ii) in the event of a dispute between the Purchaser or any of the Acquired Companies, on the one hand, and a third party, on the other hand, or any other circumstance in which a third party requests or demands that any of the Acquired Companies produce privileged materials or attorney work-product of the Seller or its Affiliates, the Purchaser shall cause the Acquired Companies to assert such attorney-client privilege on behalf of the Seller or its Affiliates to prevent disclosure of privileged materials or attorney work-product to such third party.

(c)               The Purchaser and the Seller acknowledge and agree that: (i) the attorney-client privilege, attorney work-product protection and expectation of client confidence and all other privileges and expectations of client confidence to the extent owned by the Acquired Companies and involving general business matters of any Acquired Company (but not, for the avoidance of doubt, this Agreement or the transactions contemplated hereby) and arising prior to the Closing shall, after the Closing, continue to be owned by the Acquired Companies, and the Purchaser or the applicable Acquired Company shall have the right to control, assert or waive all such privileges and protections; (ii) the attorney-client privilege, attorney work-product protection and expectation of client confidence and all other privileges and expectations of client confidence solely involving general business matters of the business of the Seller and its Affiliates other than the Acquired Companies or the Business (but not, for the avoidance of doubt, this Agreement or the transactions contemplated hereby) and arising prior to the Closing shall, after the Closing, continue to be owned and controlled by the Seller and its Affiliates, and the Seller and its Affiliates, as applicable, shall have the right to control, assert or waive all such privileges and protections; and (iii) to the extent that there are privileged materials involving Business matters that directly involve both the Business and the business of the Seller or any of its Affiliates (other than the Acquired Companies) (but not, for the avoidance of doubt, this Agreement or the transactions contemplated hereby) that were created prior to the Closing but that, after the Closing, continue to directly involve both the Business and the business of the Seller or any of its Affiliates (other than the Acquired Companies),

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such material shall, after the Closing, be subject to a joint privilege and protection between the Seller, on the one hand, and the Acquired Companies, on the other hand, and the Seller and the Acquired Companies shall have equal right to assert all such joint privilege and protection and no such joint privilege or protection may be waived by (i) the Seller or its Affiliates without the prior written consent of the Purchaser; or (ii) any of the Acquired Companies without the prior written consent of the Seller; provided, however, that any such privileged materials or protected attorney-work product information, whether arising prior to, or after, the Closing Date, with respect to any matter for which a party has an indemnification obligation hereunder, shall be subject to the sole control of such party, which shall be solely entitled to control the assertion or waiver of the privilege or protection, whether or not such information is in the possession of or under the control of such party.

(d)               This Section 5.11 is for the benefit of the Seller, the Seller Related Parties and Shearman & Sterling LLP, and the Seller Related Parties and Shearman & Sterling LLP are express third party beneficiaries of this Section 5.11. This Section 5.11 shall be irrevocable, and no term of this Section 5.11 may be amended, waived or modified, except in accordance with Section 11.07 or Section 11.08, as the case may be, and with the prior written consent of Shearman & Sterling LLP and the Seller Related Party affected thereby. This Section 5.11 shall survive the Closing and shall remain in effect indefinitely.

Section 5.12        Pre-Closing Mexico Reorganization Transactions. Prior to 11:59 p.m. New York time on the date immediately preceding the Closing Date, the Seller shall consummate, and shall cause its applicable Affiliates (including the Acquired Companies and Retained Subsidiaries) to consummate, the Pre-Closing Mexico Reorganization Transactions.

Section 5.13        Further Action.

(a)               From and after the Closing Date, the Seller shall, and shall cause its Subsidiaries to, from time to time, execute and deliver such documents and take such other actions as shall be necessary under applicable Law to render effective the consummation of the transactions contemplated hereby (including delivering to the Purchaser as promptly as practicable, and in any event within thirty (30) days, after the Closing any possessory collateral of the Acquired Company held by JPMorgan Chase Bank, N.A. as collateral agent under the Seller’s existing credit facility as of the date hereof (to the extent such possessory collateral is not delivered to the Purchaser on the Closing Date)).

(b)               From and after the Closing, the Purchaser shall, and shall cause its Subsidiaries (including the Acquired Companies) to, from time to time, execute and deliver such documents and take such other actions as shall be necessary under applicable Law to render effective the consummation of the transactions contemplated hereby.

Section 5.14        Intercompany Agreements. All Intercompany Agreements shall be, at the Seller’s sole discretion, settled, repaid, capitalized, terminated or cancelled prior to 11:59 p.m., New York time on the date immediately preceding the Closing Date. No Intercompany Agreement (including any provision thereof which purports to survive termination) shall be of any further force or effect after the Closing. For the avoidance of doubt, the intercompany agreements or accounts solely between and among any of the Acquired Companies or set forth in Schedule 5.14 shall not be affected by, or subject to, this Section 5.14.

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Section 5.15        Exclusivity. From the date hereof until the earlier of the Closing or the valid termination of this Agreement, the Seller hereby covenants and agrees that it will not, and will cause and instruct its Affiliates (including the Acquired Companies) not to, and will use reasonable best efforts to cause and instruct its and their respective Representatives not to, directly or indirectly: (a) solicit or knowingly encourage, or take any other action to knowingly facilitate, the making of any proposal relating to, any Competing Transaction, (b) enter into discussions or negotiate with any Person with respect to any Competing Transaction or (c) knowingly endorse or agree to endorse, or enter into any definitive agreement with any Person with respect to, any Competing Transaction. Promptly following the receipt of any written inquiry, proposal or other communication (or any bona fide oral inquiry, proposal or other communication) relating to a Competing Transaction (and in any event within two (2) Business Days thereafter), the Seller agrees to notify the Purchaser of such receipt and provide a description, in reasonable detail, of all material terms of such inquiry or proposals or, in the case of any written inquiry or proposal, a copy thereof. For purposes of this Agreement, a “Competing Transaction” means any of the following: (i) any merger, consolidation, share exchange, business combination, joint venture, partnership, or similar transaction (or series of transactions) involving any of the Acquired Companies; (ii) any sale, lease, license, exchange, mortgage, pledge, transfer or other disposition of a material portion of the assets of any of the Acquired Companies; (iii) any transaction contemplating either the issuance by the Acquired Companies of any equity interests, or the acquisition (directly or indirectly) by any Person of any of the any Acquired Company’s equity interests; or (iv) any similar transaction, in each case other than the transactions contemplated by this Agreement or the Ancillary Agreements.

Section 5.16        Seller Credit Support Instruments.

(a)               At or prior to the Closing, the Purchaser shall use, and shall cause its Affiliates (collectively, the “Purchaser Group”) to use, reasonable best efforts to secure the unconditional release of the Seller and each of its Affiliates (other than the Acquired Companies) from the Seller Credit Support Instruments set forth on Section 5.16(a) of the Disclosure Schedule (including, in the case of the Seller Credit Support Instruments set forth in items 3 through 13 of Section 5.16(a) of the Disclosure Schedule, entry into back-to-back letter of credit arrangements with the Debt Financing Sources and Bank of America, N.A.), and the Purchaser shall, and shall cause its Affiliates to, use reasonable best efforts to be substituted in all respects therefor (including through entry into such back-to-back letter of credit arrangements), so that the applicable member of the Purchaser Group shall be solely responsible for the obligations of such Seller Credit Support Instruments. Without limiting the Purchaser’s undertaking in the foregoing sentence, to the extent that the Seller or any of its Affiliates (other than the Acquired Companies) have performance obligations under any such Seller Credit Support Instrument set forth on Section 5.16(a) of the Disclosure Schedule after the Closing, (a) the Purchaser shall not permit any member of the Purchaser Group (including the Acquired Companies) to renew or extend the term of, increase its obligations under, or transfer to a third party, any such Seller Credit Support Instrument, and (b) the Purchaser shall, or shall cause a member of the Purchaser Group to, use reasonable best efforts to secure the unconditional release of the Seller or such Affiliate of Seller from such Seller Credit Support Instrument.

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In the event that any Seller Credit Support Instrument set forth on Section 5.16(a) of the Disclosure Schedule has not been terminated and that the Seller or the relevant Affiliate (other than an Acquired Company) has not been released as of the Closing Date, the Seller or the relevant Affiliate (other than an Acquired Company) shall be permitted to terminate such Seller Credit Support Instrument as promptly as practicable; provided that such termination does not result in termination of or a material change to the Contract to which such Seller Credit Support Instrument applies, except in connection with the end of any primary or renewal term of any such Contract or Seller Credit Support Instrument. From and after the Closing, the Purchaser shall, or shall cause a member of the Purchaser Group to, promptly indemnify and reimburse the Seller and its Affiliates for any and all amounts drawn from the Seller Credit Support Instruments set forth on Section 5.16(a) of the Disclosure Schedule.

(b)               From and after the date of this Agreement, the Seller shall use commercially reasonable efforts to assist Purchaser with the taking of the actions required by the first sentence of Section 5.16(a), including providing copies of the Seller Credit Support Instruments set forth on Section 5.16(a) of the Disclosure Schedule, coordinating with current beneficiaries of such Seller Credit Support Instruments with negotiation of substitute instruments and the return of such Seller Credit Support Instruments promptly after any replacement is issued, and providing reasonable administrative support to Purchaser and to Purchaser’s financing sources to replace such Seller Credit Support Instruments.

(c)               From and after the Closing, with respect to those Seller Credit Support Instruments set forth in Section 5.16(c) of the Disclosure Schedule, the Purchaser shall, or shall cause a member of the Purchaser Group to, promptly indemnify and reimburse the Seller and its Affiliates for any and all amounts drawn from such Seller Credit Support Instruments (including any incremental increase in the costs to the Seller and its Affiliates of maintaining such Seller Credit Support Instruments as a result of such draw (including any increase in interest expense)) solely to the extent that (1) such amounts are drawn as a direct result of any action, or any failure to act, by an Acquired Company or any of its Affiliates following the Closing in violation of any performance obligations in respect of the applicable workers compensation claims to which such Seller Credit Support Instruments relate and (2) such performance obligations are in respect of the Assumed Liabilities.

Section 5.17        Non-Competition.

(a)               Except as permitted by this Section 5.17 or by any Ancillary Agreement, for a period of four (4) years from the Closing Date, the Seller shall not, and shall cause its Subsidiaries not to, directly or indirectly, engage in, own or operate any Competing Business; provided that nothing contained in this Section 5.17 shall preclude, prohibit or restrict the Seller or any of its Subsidiaries from engaging in any manner in any Permitted Business.

(b)               Notwithstanding anything to the contrary herein, nothing contained in this Section 5.17 shall:

(i)                 prohibit the Seller or any of its Subsidiaries from acquiring (whether by merger, consolidation, stock or asset purchase, joint venture or other similar transaction) or holding less than ten percent (10%) of the outstanding shares of capital stock, outstanding partnership interests or other outstanding equity interests in any Person or business that engages in any Competing Business if the portion of such Person’s or business’s consolidated revenue derived from such Competing Business during the calendar year immediately prior to the consummation of such acquisition constituted less than five percent (5%) of such Person’s or business’s total consolidated revenue during such calendar year; provided such shares of capital stock, partnership interests or equity interests are purchased and held solely for investment purposes;

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(ii)              prohibit the Seller or any of its Subsidiaries from acquiring (whether by merger, consolidation, stock or asset purchase, joint venture or other similar transaction) or holding shares of capital stock or a partnership or other equity interest in any Person or business that engages in any Competing Business, if the portion of such Person’s or business’s total consolidated revenue derived from such Competing Business during the calendar year immediately prior to the consummation of such acquisition constituted less than twenty percent (20%) of such Person’s or business’s total consolidated revenue during such calendar year; provided, however, that if such Person’s or business’s total consolidated third party revenues in the United States derived from such Competing Business during the calendar year immediately prior to the consummation of such acquisition exceeds $50 million, the Seller or its applicable Subsidiary shall liquidate, sell or dispose (whether by merger, consolidation, stock or asset purchase, joint venture or other similar transaction) that portion of such Person or business that constitutes a Competing Business as promptly as practicable (and in any event within two (2) years after the acquisition thereof);

(iii)            prohibit or otherwise restrict the Seller or any of its Subsidiaries from complying with any Ancillary Agreement;

(iv)             prohibit or otherwise restrict the Seller or any of its Subsidiaries from selling, distributing, marketing or otherwise providing any products or services not constituting Competing Business in the ordinary course of the Seller’s or such Subsidiary’s business to a Person or business engaged in the applicable Competing Business; or

(v)               be interpreted in any way to adversely affect, or restrict the Seller or any of its Subsidiaries from conducting, a Permitted Business.

(c)               The Seller acknowledges and agrees that (i) it would be difficult to calculate damages to the Purchaser from any breach of the obligations under this Section 5.17, (ii) injury to the Purchaser from any such breach would be irreparable and impossible to measure and (iii) the remedy at law for any breach or threatened breach of this Section 5.17, including monetary damages, would therefore be an inadequate remedy and, accordingly, the Purchaser shall have the right to specific performance and injunctive or other equitable relief of its rights under this Section 5.17, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative.

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(d)               The Parties acknowledge and agree that this Section 5.17 constitutes an independent covenant and shall not be affected by performance or nonperformance of any other provision of this Agreement by the other Party. The Parties further acknowledge and agree that the restrictive covenants and other agreements contained in this Section 5.17 are an essential part of this Agreement and the transactions contemplated hereby. It is the intent of the Parties that the provisions of this Section 5.17 shall be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought. Each of the Parties has independently consulted with its counsel and, after such consultation, agrees that the covenants set forth in this Section 5.17 are intended to be reasonable and proper in scope, duration and geographical area and in all other respects. If any such covenant is found to be invalid, void or unenforceable in any situation in any jurisdiction by a final determination of a court or any other Governmental Authority of competent jurisdiction, the Parties agree that: (i) such determination shall not affect the validity or enforceability of (A) the offending term or provision in any other situation or in any other jurisdiction, or (B) the remaining terms and provisions of this Section 5.17 in any situation in any jurisdiction; (ii) the offending term or provision shall be reformed rather than voided and the court or Governmental Authority making such determination shall have the power to reduce the scope, duration or geographical area of any invalid or unenforceable term or provision, to delete specific words or phrases, or to replace any invalid or enforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable provision, in order to render the restrictive covenants set forth in this Section 5.17 enforceable to the fullest extent permitted by applicable Law; and (iii) the restrictive covenants set forth in this Section 5.17 shall be enforceable as so modified.

(e)               This Section 5.17 is solely for the benefit of, and is enforceable by, the Parties and shall not be deemed to confer upon any other Person any remedy, benefit, claim, liability, reimbursement, claim of Action or other right of any nature whatsoever.

(f)                Notwithstanding anything to the contrary contained herein, prior to any Person acquiring, directly or indirectly (whether by merger, consolidation, stock or asset purchase, joint venture or other similar transaction), (x) twenty percent (20%) or more of the outstanding capital stock or partnership or other equity interests in any of the Mexico Subsidiaries or (y) assets, businesses, divisions or Subsidiaries that constitute twenty percent (20%) or more of the net revenues, net income or assets of the Mexico Business, taken as a whole, such Person shall be required to agree in writing that the acquired assets, businesses, divisions or Subsidiaries of the Mexico Business (and not any other assets, businesses, divisions or Subsidiaries of such Person) shall continue to be bound by the obligations set forth in this Section 5.17 that are applicable to the Mexico Business as conducted by the Seller and its Subsidiaries at such time, and the Purchaser shall be a third party beneficiary with respect to such obligations of such Person.

(g)               As used in this Section 5.17, the following terms shall have the following meanings:

(i)                 “Competing Business” shall mean the business of manufacturing and supplying un-machined ductile, gray, and specialty iron castings and machined knuckles and control arms for automotive, commercial vehicle, heavy truck, agriculture, construction, rail, wind energy applications and other industrial applications in the United States.

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(ii)              “Permitted Business” shall mean:

(A)             any of the businesses operated, or offering any of the products and services offered, by the Seller or its Subsidiaries (other than the Acquired Companies) as of the date of this Agreement and which are retained by the Seller and its Subsidiaries following the Closing (other than any business, product or service that constitutes a Competing Business), including the Driveline and Metal Forming business segments of the Seller (as such business segments are conducted by the Seller and its Subsidiaries (other than the Acquired Companies) as of the date of this Agreement and to the extent such business segments are retained by the Seller and its Subsidiaries following the Closing);

(B)              the business of manufacturing and supplying the machined knuckles and control arms set forth on Section 5.17(g)(ii)(B) of the Disclosure Schedule, as such business is conducted by the Seller and its Subsidiaries (other than the Acquired Companies) as of the date of this Agreement (including any changes to such business after the date of this Agreement in order to satisfy actual customer demand by customers of such business of the Seller and its Subsidiaries (other than the Acquired Companies) as of the date of this Agreement);

(C)              the business of developing, manufacturing and supplying ductile, gray, and specialty iron castings and machined components in Mexico (the “Mexico Business”);

(D)             the marketing or sale of any products or services to any current or former customer of the Mexico Business, regardless of the location of such customer (or the location of the applicable facility to which any such product or service is being provided); provided that (x) such customer requests that the Seller or its Subsidiaries provide such product or service to such customer, and (y) at the time of such customer’s request, neither the Company nor any of its Subsidiaries possesses the tooling required to provide the requested product or service; and

(E)              the development (whether in Mexico or not in Mexico) and manufacturing in Mexico of any products or services that are supplied to the Seller or any of its Subsidiaries by the Mexico Business, and the supply of such products or services to the Seller or any of its Subsidiaries in the United States by the Mexico Business; provided that, after such products or services are supplied by the Mexico Business to the Seller and its Subsidiaries in the United States, Seller and its Subsidiaries’ use of such products or services shall remain subject to the terms of this Section 5.17; provided, further, that notwithstanding anything in this Section 5.17(g) to the contrary, the development, manufacturing and supply of products or services by the Mexico Business to Seller and its Subsidiaries shall be subject to the restrictions set forth in Exhibit B of the Supply Arrangement. For the avoidance of doubt, the Seller and its Subsidiaries shall not use a third party to machine any castings that are supplied to the Seller or any of its Subsidiaries by the Mexico Business in order to engage, directly or indirectly, in a Competing Business.

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Section 5.18        Non-Solicitation. The parties agree to comply with the obligations set forth in Section 5.18 of the Disclosure Schedule.

Section 5.19        Certain Capital Expenditures. Prior to the Closing, the Seller shall, and shall cause its Affiliates (including the Acquired Companies) to, use commercially reasonable efforts to make capital expenditures in respect of the Business in an aggregate amount no less than the CapEx Target Amount; provided that, if the Closing Date occurs on a date other than the first calendar day of a month, it shall not be a breach of this Section 5.19 if the aggregate amount of capital expenditures made by the Seller in respect of the Business for the applicable period set forth in Section 1.01(a) of the Disclosure Schedule in which the Closing Date occurs is less than the applicable portion of the CapEx Target Amount for such period; provided, further, that, in the event the Seller fails to make the capital expenditures described in this Section 5.19, the Purchase Price shall be adjusted by the CapEx Shortfall Amount in accordance with Section 2.07.

Section 5.20        2019 Audited Financial Statements. Prior to the Closing, Seller shall use commercially reasonable efforts to start the process of preparing for the audit of the Acquired Companies for the fiscal year ended December 31, 2019.

Article VI

EMPLOYEE MATTERS

Section 6.01        Transfer of Employment.

(a)               The employment relationship of each Business Employee who is immediately prior to the Closing employed by the Acquired Companies, other than those individuals set forth on Section 1.01(b) of the Disclosure Schedule, shall continue with the applicable Acquired Company on and following the Closing (each, a “Transferred Employee”).

(b)               Each Transferred Employee shall during the period commencing at the Closing and ending on the first (1st) anniversary of the Closing (or the termination of the relevant Transferred Employee, if earlier) (the “Continuation Period”), be employed on substantially equivalent terms and conditions of employment in the aggregate as in effect prior to the Closing and be provided with: (i) a base salary or rate of pay that is no less than the base salary or rate of pay as in effect immediately prior to the Closing; and (ii) target annual bonus opportunities that are substantially comparable in the aggregate to the target annual bonus opportunities, including under any long-term incentive plans, as in effect immediately prior to the Closing, including being paid the full amount of such Transferred Employee’s portion of the bonuses described in clause (iv) of the definition of “Specified Items.”

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Transferred Employees shall, during the Continuation Period, be provided with employee benefits (excluding any of those employee benefits set forth on Section 6.01(b) of the Disclosure Schedule) that are substantially comparable in the aggregate to those provided by the Acquired Companies or the Seller (or any applicable Affiliate) to such Transferred Employee under the Company Plans and Seller Plans as of immediately prior to the Closing. For the avoidance of doubt, with respect to any Transferred Employee covered by a Collective Bargaining Agreement, the terms and conditions of such Transferred Employee’s employment shall be governed by the applicable Collective Bargaining Agreement (which may include participation in compensation plans permitted under such Collective Bargaining Agreement and applicable Law).

Section 6.02        Employee Obligations.

(a)               Except as otherwise would result in the duplication of compensation or benefits, the Purchaser shall, and shall cause any applicable Affiliate to, provide credit to Transferred Employees under the types of plans set forth on Section 6.02(a)(i) of the Disclosure Schedule that cover Transferred Employees after the Closing (if the Purchaser or its Affiliates choose to maintain such plans after the Closing) for their years of service recognized by the Acquired Companies or the Seller (or any applicable Affiliate) as of the Closing for purposes of eligibility and vesting, and with respect to the types of plans set forth on Section 6.02(a)(ii) of the Disclosure Schedule only (if the Purchaser or its Affiliates choose to maintain such plans after the Closing), determining the level of benefits to the same extent and for the same purposes as such service was credited under the Company Plans or Seller Plans prior to the Closing.

(b)               The Purchaser shall, or shall cause any applicable Affiliate to, use commercially reasonable efforts to waive pre-existing conditions, exclusions or waiting periods for Transferred Employees (or any applicable dependent) under the group health plans maintained by the Purchaser or an applicable Affiliate in which such employees are eligible to participate after Closing, to the same extent such condition or exclusion was waived or satisfied with respect to an individual Transferred Employee (or any applicable dependent) prior to the Closing. With respect to the plan year during which the Closing occurs, the Purchaser shall use commercially reasonable efforts to provide each Transferred Employee with credit for deductibles and out-of-pocket requirements paid prior to the Closing in satisfying any applicable deductible or out-of-pocket requirements under any group health plan of the Purchaser or of an applicable Affiliate in which such Transferred Employee is eligible to participate following the Closing, except to the extent such credit would result in the duplication of benefits.

(c)               Following the date hereof and prior to the Closing, the Seller shall take all action necessary to establish new Company Plans under which Business Employees will be eligible to participate and that will be effective prior to or as of the Closing Date, including: (i) a Company Plan that is a defined contribution retirement plan intended to be qualified under Section 401(a) of the Code with a plan design that substantively mirrors (subject to any design changes implemented pursuant to the last sentence of this Section 6.02(c)) the plan designs of the American Axle & Manufacturing, Inc. Salaried Savings Plan and the American Axle & Manufacturing, Inc. Personal Savings Plan for Hourly-Rate Associates (the “New 401(k) Plan”); and (ii) Company Plans that mirror or are substantially similar to each Seller Plan that is: (x) an “employee welfare benefit plan” as defined in Section 3(1) of ERISA in which Business Employees are eligible to participate as of the date hereof; and (y) a cafeteria plan qualifying under Section 125 of the Code that provides for flexible spending accounts (collectively, the “New Plans”).

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Seller and its Affiliates shall provide information regarding the New Plans to Purchaser as reasonably requested by Purchaser, including the terms of the New Plans and any Contract related to such New Plans, including with respect to the costs payable by any Acquired Company. The Seller shall consult with the Purchaser with respect to determining the design of the New 401(k) Plan to be in effect for the plan year beginning January 1, 2020, and shall implement the design changes set forth in Section 6.02(c) of the Disclosure Schedule and consider in good faith the implementation of such other design changes to the New 401(k) Plan as the Purchaser shall request effective January 1, 2020.

(d)               Except as expressly provided in Section 6.02(e), the Purchaser and its Affiliates shall be responsible for any and all Losses and Liabilities arising prior to, on or after the Closing with respect to any Business Employees’ employment or termination of employment, in each case including (i) any statutory and non-statutory severance obligations, and any other termination payment obligations owed to the Business Employees whether pursuant to an agreement, plan, practice or policy, or applicable Law; and (ii) Losses or Liabilities incurred on account of the Purchaser’s failure to continue comparable employment for the Transferred Employees. On and after Closing, the Purchaser and its Affiliates shall be responsible for any and all Losses and Liabilities related to tuition reimbursement and relocation expenses for the Transferred Employees under the applicable Seller Plans, including making any payments to Transferred Employees and reimbursing Seller and its Affiliates for any costs expensed to the Seller or its Affiliates on and after the Closing. The Purchaser and its relevant Affiliates shall be responsible for all Losses and Liabilities arising on, prior to, or after the Closing under all Company Plans (which, for the avoidance of doubt, shall include the New Plans), except as set forth under Section 6.02(e), and the bonuses described in clause (iv) of the definition of “Specified Items”. With respect to this reimbursement and any reimbursement under this Article VI, the Seller shall bill the Purchaser via a written notice itemizing in reasonable detail the amounts to be reimbursed. Unless otherwise provided in the applicable written notice, all payments required to be made pursuant to this Article VI shall be made in immediately available funds and will be due sixty (60) days after the receipt of notice of such payment. With respect to any payment required to be made or received under this Article VI, the Seller has the right to designate, by written notice to the Purchaser, which Affiliate of the Seller or third party will receive such payment.

(e)               The Seller and its Affiliates shall retain the sponsorship of all Seller Plans, and be solely responsible for all Losses and Liabilities under any Seller Plan or any Employee Plan (other than any Company Plan or as provided in Section 6.02(d) with respect to tuition reimbursement and relocation expenses under the applicable Seller Plans or Section 6.03), including any Employee Plan at any time maintained, sponsored, contributed to, or required to be contributed to by Brillion. The Seller and its relevant Affiliates (other than the Acquired Companies) shall be responsible for all Losses and Liabilities for any health insurance claims incurred by Business Employees, retirees of the Business other than as provided under Section 6.07, or their covered dependents, on or prior to the Closing under: (i) all Seller Plans; and (ii) all Company Plans for the amount of any individual health insurance claim that is in excess of $250,000. For purposes of this paragraph, a claim is deemed incurred when the services that are the subject of the claim are performed. The Seller and its Affiliates (other than the Acquired Companies) shall have and retain all Liabilities for and related to the provision of continuation coverage under Section 4980B of the Code (“COBRA”) for any Person whose “qualifying event” (as defined in Section 4980B(f)(3) of the Code) occurred prior to or as of the date hereof.

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If a Business Employee or dependent or beneficiary thereof experiences a “qualifying event” (as defined in Section 4980B(f)(3) of the Code) and such event occurs prior to the effective date of the New Plan that is a group health plan established pursuant to Section 6.02(c), the Seller and its Affiliates (other than any of the Acquired Companies) shall be responsible for all Liabilities for and related to the provision of continuation coverage under COBRA for such Business Employee or dependent or beneficiary. If a Business Employee (other than any Business Employee set forth on Section 1.01(b) of the Disclosure Schedule) or dependent or beneficiary thereof experiences a “qualifying event” (as defined in Section 4980B(f)(3) of the Code) and such event occurs on or following the effective date of the New Plan that is a group health plan established pursuant to Section 6.02(c), the Purchaser and its Affiliates shall be responsible for providing continuation coverage under COBRA and the payment of such benefits for such Business Employee or dependent or beneficiary; except that the Seller and its Affiliates (other than any of the Acquired Companies) shall be responsible for the amount of any individual health insurance claim that is in excess of $250,000 incurred by any such COBRA participant during the period on or following the effective date of the New Plan established pursuant to Section 6.02(c) that is a group health plan and on or prior to the Closing Date.

Section 6.03        Severance Benefits. As of the Closing, Purchaser shall, or shall cause its Affiliates to, expressly assume and honor the obligations under the severance plan listed in Section 6.03 of the Disclosure Schedule.

Section 6.04        Equity Plans. The Seller agrees and acknowledges that the transactions contemplated by this Agreement shall constitute a termination of employment under the equity plans of the Seller. Any outstanding equity award held by Transferred Employees will be treated in accordance with its terms and the terms of the Seller Plan applicable to such award. For the avoidance of doubt, the Seller shall be solely responsible for all Liabilities under the equity plans of the Seller. For the avoidance of doubt, Seller and its Affiliates, other than the Acquired Companies, shall cause all outstanding Seller equity awards and other equity-based awards held by Transferred Employees immediately prior to the Closing (collectively, the “Seller Equity Awards”) to, immediately prior to the Closing, vest fully (and, with respect to any such Seller Equity Awards that vest fully or in part based on the achievement of applicable performance goals, assuming the achievement of such performance goals at target).

Section 6.05        Defined Benefit Pension Plans. As of and following the Closing Date, the Seller and its Affiliates shall have no Liability with respect to the Company Plans that are defined benefit pension plans subject to Title IV of ERISA and set forth on Section 3.16(d) of the Disclosure Schedule (the “Defined Benefit Pension Plans”), whether for periods arising before, on, or after the Closing Date. For the avoidance of doubt, the Seller and its Affiliates will have no obligation to reimburse the Purchaser or its Affiliates for any service charges with respect to the Defined Benefit Pension Plans.

Section 6.06        Workers Compensation. As of the Closing Date, each Transferred Employee shall be eligible for coverage under the Purchaser’s (or an applicable Affiliate’s) workers’ compensation insurance, and the Purchaser shall be liable for all workers’ compensation claims incurred prior to, as of, or following the Closing Date.

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Section 6.07        Collective Bargaining Agreements. The Purchaser shall cause the applicable Acquired Company to honor any Collective Bargaining Agreements. From and after the Closing Date, the Purchaser shall cause the applicable Acquired Company to, be solely responsible for all duties, obligations and Liabilities (including retiree welfare benefits) arising under the Collective Bargaining Agreements, whether arising prior to, on or following the Closing Date. The Purchaser hereby acknowledges that it has been notified of the existence of each of the Collective Bargaining Agreements set forth in Section 3.17(a) of the Disclosure Schedule. For the avoidance of doubt, with respect to any Transferred Employee who is, or becomes, subject to a Collective Bargaining Agreement, all compensation and benefits treatment and terms and conditions of employment afforded to such Transferred Employee shall be provided in accordance with such applicable Collective Bargaining Agreement.

Section 6.08        No Third Party Beneficiaries. Nothing expressed or implied in this Article VI or in the Disclosure Schedule or Exhibits referred to hereby shall confer upon any of the Business Employees or any other Person any rights or remedies, including any right to employment, or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Agreement. Notwithstanding anything herein to the contrary, no provision of this Agreement is intended to, or does: (i) constitute the establishment or adoption of, or amendment to, any employee benefit plan (within the meaning of Section 3(3) of ERISA or otherwise) or any other compensation or benefit plan, policy, program, Contract, agreement or arrangement of the Seller, its Affiliates, an Acquired Company or the Purchaser, and no person participating in any such plan, policy, program, Contract, agreement or arrangement maintained by the Seller, its Affiliates, an Acquired Company or the Purchaser shall have any claim or cause of action, under ERISA or otherwise, in respect of any provision of this Agreement as it relates to any such plan, policy, program, Contract, agreement or arrangement or otherwise, or (ii) limit the Purchaser or any of its Affiliates’ (including, following the Closing, the Acquired Companies’) ability to: (A) terminate the employment or service of any Person at any time and for any and no reason, or (B) amend, modify, or terminate any Employee Plan or any other compensation or benefit plan, policy, program, Contract, agreement or arrangement of the Purchaser or its Affiliates.

Article VII

TAX MATTERS

Section 7.01        Tax Indemnities.

(a)               From and after the Closing and subject to the limitations set forth in Section 9.05, the Seller agrees to indemnify the Purchaser against any and all Excluded Acquired Company Taxes and any reasonable attorneys’ fees and other costs of defense relating thereto; provided that the Seller shall not be required to indemnify the Purchaser against (i) any Tax imposed with respect to the Acquired Companies to the extent that any such Tax was reflected as a Current Liability or Transaction Expense on the Final Closing Statement, (ii) any Taxes imposed on the Acquired Companies for any Post-Closing Period or any post-Closing portion of any Straddle Period as set forth in Section 7.01(b),

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(iii) any Taxes imposed on the Acquired Companies which arise from any action or transaction outside the ordinary course of business taken by the Purchaser or any of its Affiliates occurring on the Closing Date after the Closing, (iv) any Taxes arising out of or resulting from any breach of any covenant or agreement of the Purchaser contained in this Article VII, (v) any Taxes arising out of amounts includible by the Acquired Companies under Sections 951 and 951A of the Code to the extent attributable to the portion of a Straddle Period beginning after the Closing Date (determined on a closing of the books basis), and (vi) any reasonable attorneys’ fees or other costs of defense relating to clauses (i) through (v) herein.

(b)               In the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Tax that is allocable to the Pre-Closing Period shall be:

(i)                 in the case of Taxes that are either (x) based upon or related to income or receipts or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount which would be payable (after giving effect to amounts which may be deducted from or offset against such Taxes) if the taxable period ended on the date of the Closing; provided that all amounts paid to a Transferred Employee pursuant to an outstanding equity award on or before the Closing Date shall be allocable to the Pre-Closing Period to the extent permitted by applicable Law; and

(ii)              in the case of Taxes imposed on a periodic basis with respect to the assets of the taxpayer, or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire Straddle Period (after giving effect to amounts which may be deducted from or offset against such Taxes) (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Period and the denominator of which is the number of days in the entire Straddle Period. Any credit or refund resulting from an overpayment of Taxes for a Straddle Period shall be prorated based upon the method employed in this paragraph (b) taking into account the type of Tax to which the refund relates. In the case of any Tax based upon or measured by capital (including net worth or long-term debt) or intangibles, any amount thereof required to be allocated under this Section 7.01(b) shall be computed by reference to the level of such items on the date of the Closing. All determinations necessary to effect the foregoing allocations shall be made in a manner consistent with prior practice of the Company and the Acquired Subsidiaries.

(c)               Payment by the Seller of any amount due under this Section 7.01 shall be made within twenty (20) days following written notice by the Purchaser that payment of such amounts to the appropriate Taxing Authority is due, provided that the Purchaser shall comply with its obligation to promptly notify the Seller under Section 7.03(a) and provided further that the Seller shall be required to make any payment at least three (3) days before such amounts are due to the appropriate Taxing Authority (it being understood, for the avoidance of doubt, that a Tax is not due or payable to the extent that such Tax may be contested prior to payment by the means selected by the party entitled to control such contest). Notwithstanding anything to the contrary herein, if the Seller receives an assessment or other notice of Taxes due with respect to the Acquired Companies for any Pre-Closing Period for which the Seller is not responsible,

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in whole or in part, pursuant to paragraph (a) of this Section 7.01, then the Purchaser shall pay such Taxes, or if the Seller pays such Taxes, then the Purchaser and the Acquired Companies shall pay to the Seller the amount of such Taxes for which the Seller is not responsible within five (5) days following such payment. In the case of a Tax that is contested in accordance with the provisions of Section 7.03, payment of the Tax to the appropriate Taxing Authority will be considered to be due no earlier than the date a final determination to such effect is made by the appropriate Taxing Authority.

(d)               If the amount of a Tax that was reflected as a Current Liability on the Final Closing Statement is discharged or satisfied below the amount attributed to such Tax in the Final Closing Statement, the Purchaser shall pay the amount of such excess to the Seller within five (5) days after the date of such discharge or satisfaction. For purposes of this Section 7.01(d), a Tax will be considered to be discharged or satisfied at the time that the applicable Tax Return is filed.

Section 7.02        Tax Refunds. Any Tax refund, credit or similar benefit (including any interest paid or credited by a Taxing Authority with respect thereto) relating to Excluded Acquired Company Taxes (but only to the extent that (a) such refund, credit or similar benefit is not reflected as a Current Asset on the Final Closing Statement and (b) such refund, credit or similar benefit is not attributable to, and does not result from, a carry back or other use of any item of loss, deduction, credit or other similar item arising in a Post-Closing Period) shall be the property of the Seller, and if received by the Purchaser or the Acquired Companies shall be paid over promptly to the Seller, net of any costs, expense or Taxes incurred by the Purchaser or the Acquired Companies as a result of obtaining or receiving such refund, credit or similar benefit. The Purchaser shall, if the Seller so requests and at the Seller’s expense, cause the relevant Acquired Company to file for and use its commercially reasonable efforts to obtain the receipt of any refund to which the Seller is entitled under this Section 7.02; provided that (i) such obligation shall be limited to filing amended Tax Returns or filing of Tax Returns to obtain refunds of overpayments of estimated Taxes and (ii) neither Purchaser nor any Acquired Company shall be required to (A) take any position on such Tax Return that is not at least at a “more likely than not” level of comfort, (B) perform any study (e.g., in respect of Tax credits or transfer pricing) or (C) take any position that would bind Purchaser or the Acquired Companies after the Closing Date, including in respect of any method of accounting. The Purchaser shall permit the Seller to participate in (at the Seller’s expense) the prosecution of any such refund claim. For the avoidance of doubt, the limitations provided in this Section 7.02 shall not limit the parties’ rights and obligations described in Section 7.05.

Section 7.03        Contests.

(a)               After the Closing, the Purchaser shall promptly notify the Seller in writing of the proposed assessment or the commencement of any Tax audit or administrative or judicial proceeding or of any demand or claim on the Business, the Purchaser, its Affiliates or any of the Acquired Companies which, if determined adversely to the taxpayer or after the lapse of time, could be grounds for indemnification by the Seller under Section 7.01. Such notice shall contain factual information (to the extent known to the Purchaser, its Affiliates or any of the Acquired Companies) describing the asserted Tax liability in reasonable detail and shall include copies of any notice or other document received from any Taxing Authority in respect of any such asserted Tax liability. If the Purchaser fails to give the Seller prompt notice of an asserted Tax liability as required by this Section 7.03, then the Seller shall not be released from any of its obligations under this Article VII, except to the extent the Seller is materially prejudiced by such failure.

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(b)               In the case of a Tax audit or administrative or judicial proceeding (a “Contest”) that relates to Pre-Closing Periods, the Seller shall have the sole right, at its expense, to control the conduct of such Contest; provided that (i) the Seller shall keep the Purchaser reasonably informed regarding the progress and substantive aspects of such Contest and (ii) if the settlement or compromise of such Contest would be expected to increase the Taxes of the Purchaser or any of its Affiliates (including the Acquired Companies) in a Post-Closing Period, or bind the Purchaser or any of its Affiliates or any Acquired Company to a Tax position with respect to any Post-Closing Period, then the Seller shall not enter into such settlement or compromise without the prior written consent of the Purchaser (not to be unreasonably withheld, conditioned or delayed). The Seller’s right to control a Contest shall be limited to amounts in dispute which would be paid by the Seller or for which the Seller would be liable pursuant to this Agreement.

(c)               With respect to Straddle Periods (other than a Contest described in Section 7.03(d)), the Seller may elect to direct and control any Contest involving any asserted Tax liability with respect to which indemnity may be sought from the Seller pursuant to Section 7.01 through counsel reasonably acceptable to Purchaser. If the Seller elects to direct a Contest, the Seller shall within thirty (30) days of receipt of the notice of asserted Tax liability notify the Purchaser of its intent to do so and keep the Purchaser reasonably informed regarding the progress and substantive aspects of such Contest. If the Seller elects not to direct the Contest and so notifies the Purchaser within such thirty (30)-day period, the Purchaser or any of the Acquired Companies may assume control of such Contest and keep the Seller reasonably informed regarding the progress and substantive aspects of such Contest. Any and all reasonable out-of-pocket costs and expenses of any such Contest shall be borne by each Party’s shared expense in proportion to the Tax liabilities finally determined with respect to such Contest that are allocable to the pre-Closing and post-Closing portions of such Straddle Period, provided that, if such liability as finally determined is zero, such expenses shall be shared equally by the Parties. In either case, the controlling party may not settle or compromise any asserted liability without prior written consent of the other party; provided, however, that consent to settlement or compromise shall not be unreasonably withheld, conditioned or delayed.

(d)               Notwithstanding anything to the contrary in this Agreement, the Seller shall have the exclusive right to control in all respects, and neither the Purchaser nor any of its Affiliates shall be entitled to participate in, any Contest with respect to (i) any Tax Return of the Seller or any of its Subsidiaries (other than the Acquired Companies) and (ii) any Tax Return of an Affiliated Group of which the Seller is a member.

(e)               The Purchaser and the Seller agree to reasonably cooperate, and the Purchaser agrees to cause the Acquired Companies to reasonably cooperate, in the defense against or compromise of any claim in any Contest.

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(f)                Notwithstanding anything to the contrary in this Agreement, this Section 7.03 shall control with respect to any Contest.

Section 7.04        Preparation of Tax Returns.

(a)               The Seller shall prepare and file (or cause the Acquired Companies to prepare and file) (i) all Tax Returns relating to the Business and each of the Acquired Companies for Pre-Closing Periods (other than Straddle Periods) and (ii) all Tax Returns of an Affiliated Group of which the Seller is a member. The Seller shall promptly pay to the proper Taxing Authority all Taxes shown as due and payable on all Tax Returns that are prepared by the Seller pursuant to this Section 7.04(a); provided that the Purchaser shall pay to the Seller at least two (2) Business Days prior to the due date of each such Tax Return (taking into account extensions thereof) the portion of the Taxes shown as due and payable on such Tax Return that were reserved for on the Final Closing Statement.

(b)               The Purchaser shall prepare and file (or cause the Acquired Companies to prepare and file) all Tax Returns that relate to the Business and the Acquired Companies (other than any Tax Return of a consolidated, combined, unitary, or affiliated Tax group of which the Seller is a member) for Post-Closing Periods (including Straddle Periods), it being understood that all Taxes shown as due and payable on such Tax Returns shall be the responsibility of the Purchaser (including any Taxes reserved for on the Final Closing Statement), except for such Taxes which are the responsibility of the Seller pursuant to Section 7.01 which the Seller shall pay in accordance with this Article VII. Such Tax Returns for Straddle Periods shall be prepared on a basis consistent with those prepared for prior taxable periods unless a different treatment of any item is required by Law or this Agreement. With respect to any Tax Return required to be filed with respect to the Business or any of the Acquired Companies for a Straddle Period, the Purchaser shall provide the Seller with a copy of such completed Tax Return and a statement (with which the Purchaser will make available supporting schedules and information) certifying the amount of Tax shown on such Tax Return that is allocable to the Seller pursuant to Section 7.01 at least thirty (30) days prior to the due date (including any extension thereof) for filing of such Tax Return (provided for any such Tax Return filed on a semi-annual or more frequent basis, as soon as reasonably practicable prior to such due date), and such Tax Return shall not be filed until the Seller has consented to the filing of such Tax Return (such consent not to be unreasonably withheld, conditioned or delayed) and if the Seller has not given such consent by the due date (including extensions) of such Tax Return, such consent shall be deemed to have been given. The Seller and the Purchaser agree to consult and to attempt in good faith to resolve any issues arising as a result of the review of such Tax Return and statement by the Seller. In the event that a Tax Return for a Straddle Period reflects any Tax refund, credit, net operating loss or similar benefit, the provisions of Section 7.02 (relating to Tax refunds) shall control.

(c)               The Seller and the Purchaser shall make (or cause any of their respective Affiliates to make) any election available under applicable Law to treat the Closing Date as the end of a relevant taxable period.

Section 7.05        Tax Cooperation and Exchange of Information. The Seller and the Purchaser shall provide each other with such cooperation and information as either of them reasonably may request of the other (and the Purchaser shall cause the Acquired Companies to provide such cooperation and information) in filing any Tax Return, amended Tax Return or claim for refund, filing any Tax election, determining a liability for Taxes or a right to a refund of Taxes or participating in or conducting any audit or other proceeding in respect of Taxes.

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Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with related work papers and documents relating to rulings or other determinations by taxing authorities. The Seller and the Purchaser shall make themselves (and their respective employees) reasonably available on a mutually convenient basis to provide explanations of any documents or information provided under this Section 7.05. Any information obtained under this Section 7.05 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding. For the avoidance of doubt, nothing in this Section 7.05 or Section 5.02 shall require the Seller to provide to the Purchaser or any Affiliate of the Purchaser any consolidated, combined, unitary, or affiliated Tax Returns which include any non-Acquired Company; provided however, that upon request by the Purchaser, the Seller shall use commercially reasonable efforts to provide relevant pro forma Tax Returns of any Acquired Company, if such pro forma Tax Returns are in the possession of the Seller, pursuant to this Section 7.05.

Section 7.06        Conveyance Taxes. The Purchaser and the Seller shall each be liable for fifty percent (50%) of any and all Conveyance Taxes that may be imposed upon, or payable or collectible or incurred in connection with this Agreement and the transactions contemplated hereby; provided that Seller shall be responsible for one hundred percent (100%) of any and all Conveyance Taxes imposed on or payable or collectible or incurred in connection with, the Pre-Closing Mexico Reorganization Transactions. The Purchaser and the Seller agree to cooperate in the execution and delivery of all instruments and certificates necessary to enable the Purchaser to comply with any pre-Closing filing requirements, including value added Tax invoices.

Section 7.07        Tax Covenants.

(a)               Neither the Purchaser nor any Affiliate of the Purchaser shall, unless required by Law, (i) amend, refile or otherwise modify, or cause or permit any of the Acquired Companies to amend, refile or otherwise modify, any Tax election or Tax Return with respect to any Pre-Closing Period, (ii) file a Tax Return of any of the Acquired Companies for a Pre-Closing Period in a jurisdiction where such Acquired Company has not previously filed a Tax Return, (iii) grant an extension of any applicable statute of limitations with respect to a Tax Return of any Acquired Company for a Pre-Closing Period, or (iv) except as described on Schedule 7.07, enter into any voluntary disclosure Tax program, agreement or arrangement with any Taxing Authority that relates to the Taxes of any of the Acquired Companies, or (v) carry back any Tax Attribute of any of the Acquired Companies from a Post-Closing Period to any Pre-Closing Period of an Affiliated Group of which the Seller is a member, in each case, which could reasonably be expected to cause the Seller to be liable for any amounts under Section 7.01 or to any Taxing Authority, without the prior written consent of the Seller (which consent shall not be unreasonably withheld, delayed or conditioned).

(b)               Except as set forth in Section 7.09 below, the Purchaser shall not make, and shall cause its Affiliates (including the Acquired Companies) not to make, any election with respect to any Acquired Company (including any election pursuant to Regulations Section 301.7701-3), which election would be effective on or prior to the Closing Date.

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Section 7.08        Miscellaneous.

(a)               For Tax purposes, the Parties agree to treat all payments made under this Article VII, under any other indemnity provisions contained in this Agreement, and for breaches of representations, warranties, covenants or agreements as adjustments to the Purchase Price or as capital contributions.

(b)               For purposes of this Article VII, all references to the Purchaser, the Seller, Affiliates and the Acquired Companies include successors.

(c)               Notwithstanding any provision in this Agreement to the contrary, the covenants and agreements of the Parties contained in this Article VII shall survive the Closing and shall remain in full force until the expiration of the applicable statutes of limitations for the Taxes in question (taking into account any extensions or waivers thereof), plus thirty (30) days.

(d)               Payments by the Seller under this Article VII shall be limited to the amount of any liability or damage that remains after deducting therefrom any indemnity, contribution or other similar payment actually recovered by the Purchaser, the Company or any of the Acquired Subsidiaries or any Affiliates of the Purchaser from any third party with respect thereto, and the Purchaser Indemnified Parties shall use reasonable best efforts to pursue recovery under the R&W Insurance Policy for any Loss for which full or partial recovery may be available thereunder, prior to receiving any payments by the Seller under this Article VII for such Loss.

Section 7.09        338(h)(10) Elections.

(a)               The Parties hereby agree that the Purchaser and the Seller (or its applicable Subsidiary) shall timely make an election under Section 338(h)(10) of the Code (and any such similar elections as may be available under applicable state or local Laws) with respect to the sale of the Units under this Agreement and with respect to the deemed sale of the stock of each Acquired Subsidiary that is classified as an association taxed as a corporation for U.S. federal tax purposes (together, the “Elections”). Each Party agrees to cooperate with the other in the preparation and completion of IRS Form 8023, in the filing of such completed form before the filing due date, and in the timely completion and filing of all other forms required to effect the Elections and to take all other steps necessary in order to effectuate the Elections in accordance with applicable Laws. Unless required by applicable Law, (1) each of the Parties shall, and shall cause each of their respective Affiliates to, report, act and file all Tax Returns in a manner consistent with the Elections, and (2) no Party shall take any position that is inconsistent with the Elections.

(b)               Within sixty (60) days after the determination of the Final Closing Statement pursuant to Section 2.07, the Purchaser shall provide the Seller with a proposed allocation of the “adjusted grossed up basis” in the Units (within the meaning of the Regulations under Section 338 of the Code) among the tangible and intangible assets of the Acquired Companies in accordance with Section 1060 of the Code and the Regulations for the Seller’s review and comment (the “Allocation”).

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If the Seller does not provide any comments to the Purchaser in writing within thirty (30) days following delivery by the Purchaser of the proposed Allocation, then the Allocation proposed by the Purchaser shall be deemed to be final and binding, absent manifest error. If, however, the Seller submits comments to the Purchaser within such thirty (30)-day period, the Purchaser and the Seller shall negotiate in good faith to resolve any differences within twenty (20) days.  If Seller and the Purchaser agree in writing on any revisions to such proposed Allocation, the Allocation, as subsequently agreed and revised, shall be deemed to be final and binding, absent manifest error (any such allocation, if deemed final and binding on the Parties, an “Agreed Allocation”). If the Seller and the Purchaser are unable to reach a resolution within such twenty (20)-day period, then the proposed Allocation shall not be binding on either Party, and each Party shall be entitled to file its Tax Returns in a manner consistent with its own position. If there is an Agreed Allocation, upon any subsequent adjustments to the sum of the Purchase Price and any other items that are treated as additional consideration for Tax purposes, the Purchaser shall prepare an updated Allocation in a manner consistent with this Section 7.09(b), Section 338 of the Code and the Regulations thereunder. For all Tax purposes, the Purchaser and the Seller agree that the transactions contemplated by this Agreement shall be reported in a manner consistent with the terms of this Agreement, including any Agreed Allocation, if any, and that neither of them will take any position inconsistent with any Agreed Allocation in any Tax Return, in any refund claim, in any litigation, or otherwise. The Seller and the Purchaser agree to consult, and to cause their respective Affiliates to consult, with one another with respect to any Tax audit, controversy or litigation relating to any Agreed Allocation by the IRS or another Taxing Authority (it being understood that, notwithstanding the foregoing or anything in this Article VII to the contrary, in the event the IRS or any other Taxing Authority challenges any position taken by any Party relating to any Allocation, whether or not it is an Agreed Allocation, such Party may settle or litigate such challenge without the consent of, or liability to, the other Party).

(c)               The Purchaser agrees that the Purchaser shall cause itself (or, if the Purchaser assigns this Agreement or its rights to acquire the Units under this Agreement to any Affiliate of the Purchaser, such Affiliate that so acquires the Units) to be classified as a domestic corporation for U.S. federal income tax purposes as of the Closing Date and to be treated as a domestic corporation and as a member of an affiliated group (as defined in Section 1504 of the Code) of which TopCo is also a member for purposes of making the Elections.

Article VIII

CONDITIONS TO CLOSING

Section 8.01        Conditions to Obligations of the Seller. The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a)               Representations, Warranties and Covenants. (i) The representations and warranties of the Purchaser contained in this Agreement (disregarding all qualifications set forth therein relating to “materiality”) shall be true and correct in all respects as of the Closing (except for those representations and warranties that are made as of a specified date, which shall have been true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct would not materially and adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement, and (ii) the covenants and agreements contained in this Agreement to be complied with by the Purchaser on or before the Closing shall have been complied with in all material respects;

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(b)               Governmental Approvals. Any waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated by this Agreement and any voluntary agreement with a Governmental Authority not to consummate the transactions contemplated by this Agreement shall have expired or shall have been terminated; and

(c)               No Order. No Law shall be in effect and no Governmental Order (whether temporary, preliminary or permanent) shall be in existence that has the effect of prohibiting, enjoining or restraining the consummation of the Closing.

Section 8.02        Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a)               Representations, Warranties and Covenants. (i) The Seller Fundamental Representations (other than Section 3.04(a)) (disregarding all qualifications set forth therein relating to “materiality” or “Material Adverse Effect”) shall be true and correct in all material respects as of the date hereof and as of the Closing (except for those representations and warranties that are made as of a specified date, which shall have been true and correct in all material respects as of such specified date), (ii) the representation and warranty of the Seller set forth in Section 3.04(a) shall be true and correct in all respects (other than any failures to be true and correct that are de minimis) as of the date hereof and as of the Closing, (iii) the representation and warranty of the Seller set forth in Section 3.09(b) shall be true and correct in all respects as of the date hereof and as of the Closing, (iv) the representations and warranties of the Seller contained in Article III (other than the Seller Fundamental Representations, Section 3.04(a) and Section 3.09(b)) (disregarding all qualifications set forth therein relating to “materiality” or “Material Adverse Effect”) shall be true and correct in all respects as of the date hereof and as of the Closing (except for those representations and warranties that are made as of a specified date, which shall have been true and correct in all respects as of such specified date), except, with respect to this Section 8.02(a)(iv), where the failure of such representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and (v) the covenants and agreements contained in this Agreement to be complied with by the Seller at or before the Closing shall have been complied with in all material respects;

(b)               No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred;

(c)               Intercompany Agreements. All Intercompany Agreements shall have been, at the Seller’s sole discretion, settled, repaid, capitalized, terminated or cancelled;

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(d)               Pre-Closing Mexico Reorganization Transactions. The Pre-Closing Mexico Reorganization Transactions shall have been consummated;

(e)               Governmental Approvals. Any waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or shall have been terminated;

(f)                No Order. No Law shall be in effect and no Governmental Order (whether temporary, preliminary or permanent) shall be in existence that has the effect of prohibiting, enjoining or restraining the consummation of the Closing; and

(g)               Other. The conditions set forth on Section 8.02(g) of the Disclosure Schedule.

Article IX

SURVIVAL, R&W INSURANCE AND INDEMNIFICATION

Section 9.01        Survival of Representations and Warranties and Covenants.

(a)               The representations and warranties set forth in Article III and Article IV shall terminate effective as of the Closing and shall not survive the Closing for any purpose, and thereafter there shall be no Liability on the part of, nor shall any claim be made by, either Party or its Affiliates with respect to the representations and warranties set forth in Article III and Article IV.

(b)               The covenants and agreements of the Parties contained in this Agreement shall survive the Closing (i) for a period of twelve (12) months, in the case of covenants and agreements, which by their terms contemplate performance before the Closing and (ii) until performed in full in accordance with their terms, in the case of the covenants and agreements, which by their terms contemplate performance after the Closing.

Section 9.02        R&W Insurance Policy.

(a)               The Parties acknowledge that, at or prior to the Closing, the Purchaser may obtain and bind a customary purchaser-side representations and warranties insurance policy with respect to this Agreement, insuring against breaches of the representations and warranties set forth in Article III for the benefit of the Purchaser and any additional insureds named by the Purchaser (the “R&W Insurance Policy”). The Purchaser acknowledges and agrees that any R&W Insurance Policy shall at all times provide that the insurer shall have no subrogation rights against Seller (except in the case of Fraud by Seller in connection with this Agreement and the transactions contemplated by this Agreement). Any costs and expenses related to the R&W Insurance Policy, including the total premium, underwriting costs, brokerage commission for the Purchaser’s broker, Taxes related to such policy and other fees and expenses of such policy shall be borne by the Purchaser (subject to 50% of any such amounts that are included in Transaction Expenses). Seller and its Representatives shall reasonably cooperate with Purchaser and its Representatives with respect to Purchaser’s procurement of any R&W Insurance Policy; provided that the Seller and its Representatives shall not be required to incur any costs or make any payments in respect thereof, other than those costs and expenses described in clause (iv) of the definition of “Transaction Expenses”.

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(b)               The Parties acknowledge and agree that as between the Seller and the Purchaser Indemnified Parties, the Purchaser Indemnified Parties bear all risk of (i) the R&W Insurance Policy insurer’s insolvency or breach of the R&W Insurance Policy, (ii) the failure of the Purchaser Indemnified Parties to file notices of claims that are timely and sufficient under the R&W Insurance Policy, or (iii) the R&W Insurance Policy insurer’s (A) failure to make any payments to any of the Purchaser Indemnified Parties under the R&W Insurance Policy or (B) denial of coverage for any reason.

Section 9.03        Indemnification by the Seller. From and after the Closing Date, subject to the limitations contained in this Agreement (including Section 9.05), the Purchaser and its Affiliates (including the Acquired Companies), and their respective officers, directors, employees, agents, successors and assigns (each, a “Purchaser Indemnified Party”), shall be indemnified and held harmless by the Seller for and against all Liabilities, taxes, losses, damages, costs and expenses, interest, fines, awards, judgments, penalties, reasonable attorneys’ fees and other costs of defense, prosecution, investigation or collection (collectively, “Losses”), to the extent arising out of, relating to or resulting from:

(a)               any breach by the Seller of, or failure by the Seller to comply with or perform, any covenant or agreement of the Seller contained in this Agreement;

(b)               any Indebtedness of the Acquired Companies (other than any Indebtedness solely between any Acquired Company, on the one hand, and any other Acquired Company or Acquired Companies, on the other hand) as of immediately prior to the Closing or any Transaction Expense, in each case, that has not been paid before or at the Closing (other than to the extent such Indebtedness or Transaction Expense is reflected in the Final Closing Statement);

(c)               any Excluded Liabilities;

(d)               any Non-Operating Asset Liabilities;

(e)               any Pre-Closing Environmental Liabilities; or

(f)                the matters set forth on Section 9.03(f) of the Disclosure Schedule.

Section 9.04        Indemnification by the Purchaser. From and after the Closing Date, the Seller and its Affiliates and their respective officers, directors, employees, agents, successors and assigns (each, a “Seller Indemnified Party”), shall be indemnified and held harmless by the Purchaser (or any other Affiliate of the Purchaser that owns all or substantially all of the Business) for and against any and all Losses, to the extent arising out of, relating to or resulting from: (a) any breach by the Purchaser of, or failure by the Purchaser to comply with or perform, any covenant or agreement of the Purchaser contained in this Agreement; (b) the conduct or operation of the Business by the Purchaser following the Closing, except for claims or causes of action with respect to which the Seller is obligated to indemnify the Purchaser Indemnified Parties pursuant to Section 9.03; or (c) any Assumed Liabilities.

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Section 9.05        Limits on Indemnification.

(a)               Notwithstanding anything to the contrary contained in this Agreement, (i) no Losses may be claimed under or shall be reimbursable under Section 9.03(c) and the Seller shall not be liable for any Losses pursuant to Section 9.03(c) unless such Losses are in excess of $50,000 resulting from any single claim or series of related claims arising out of the same facts, events or circumstances, (ii) the Seller shall not be liable for any Losses pursuant to Section 9.03(d) or Section 9.03(e), unless and until the aggregate amount of indemnifiable Losses that may be recovered from the Seller pursuant to Section 9.03(d) and Section 9.03(e), in the aggregate, exceeds $1,500,000, whereupon the Purchaser shall be entitled to indemnification for the amount of such Losses in excess of such amount; (iii) no Losses may be claimed under Section 9.03(d) or Section 9.03(e) or shall be reimbursable by or shall be included in calculating the aggregate Losses set forth in clause (ii) above other than Losses in excess of $50,000 resulting from any single claim or series of related claims arising out of the same facts, events or circumstances; and (iv) the maximum aggregate amount of indemnifiable Losses that may be recovered by the Purchaser Indemnified Parties arising out of, or resulting from, the causes set forth in Section 9.03(d) and Section 9.03(e), in the aggregate, shall be an amount equal to $32,750,000.

(b)               Notwithstanding anything to the contrary contained in this Agreement, no Losses may be claimed under or shall be reimbursable under Section 9.04(c) and the Purchaser shall not be liable for any Losses pursuant to Section 9.04(c) unless such Losses are in excess of $50,000 resulting from any single claim or series of related claims arising out of the same facts, events or circumstances.

(c)               Notwithstanding anything to the contrary contained in this Agreement, after the Closing, none of the Parties and none of their respective Affiliates shall have any liability under any provision of this Agreement for (i) any incidental, consequential or indirect damages, including loss of future profits, revenue or income, diminution in value or loss of business reputation or opportunity relating to any indemnifiable Loss under Section 9.03, Section 9.04 or otherwise, regardless of whether such damages were foreseeable (except (A) to the extent necessary to reimburse an Indemnified Party hereunder for any such damages awarded to a third party in connection with a Third Party Claim, or (B) with respect to any indemnifiable Loss under Section 9.03(a) that results from a breach by the Seller of Section 5.17 or Section 5.18 hereof, if such damages are the natural, probable and reasonably foreseeable result of such breach of Section 5.17 or Section 5.18), or (ii) any special or punitive damages (except to the extent necessary to reimburse an Indemnified Party hereunder for any such damages awarded to a third party in connection with a Third Party Claim).

(d)               To the extent the Purchaser Indemnified Parties suffer a Loss that is both (x) recoverable under the R&W Insurance Policy and (y) according to the relevant Purchaser Indemnified Party’s determination, subject to indemnification under Section 9.03 by the Seller (a “Recoverable Loss”), then the Seller may request from the Purchaser that the Purchaser shall, and if the Seller so requests the Purchaser shall be obligated to, first seek to recover the Recoverable Loss under the R&W Insurance Policy prior to recovering from the Seller with respect to such Recoverable Loss under Section 9.03; provided that, if (A) the Seller requests that the Purchaser shall first seek to recover the Recoverable Loss under the R&W Insurance Policy, and (B) the amount of the applicable Recoverable Loss exceeds the coverage available for such Recoverable Loss pursuant to the R&W Insurance Policy, then (I) the Purchaser shall seek to recover the coverage that is available under the R&W Insurance Policy with respect to the Recoverable Loss and (II) the Purchaser may, in its discretion, simultaneously seek to recover from the Seller with respect to such Recoverable Loss under Section 9.03.

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If the Seller requests that the Purchaser shall first seek to recover the Recoverable Loss under the R&W Insurance Policy pursuant to the prior sentence, then, notwithstanding anything herein to the contrary, (i) the Seller shall have no right to assume or control the negotiation and defense of such Recoverable Loss or the underlying Third Party Claim (if any) and (ii) the reasonable and documented out-of-pocket costs and expenses of the Purchaser Indemnified Parties in pursuing such Recoverable Loss under the R&W Insurance Policy shall also be deemed an indemnifiable Loss of the Purchaser Indemnified Parties pursuant to Section 9.03 to the extent the claim for such Recoverable Loss under the R&W Insurance Policy is denied and the Purchaser Indemnified Parties are awarded indemnification from the Seller pursuant to Section 9.03 with respect to such Recoverable Loss. The amount of any Loss subject to indemnification hereunder or of any claim therefor shall be calculated net of any insurance proceeds actually received by the Indemnified Parties on account of such Loss (net of any deductible or other costs or expenses of recovery, including any increase in premiums or retro-premiums). In the event that an insurance recovery is made by any Indemnified Parties with respect to any Loss for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery actually received by such Indemnified Party shall be made promptly to the Indemnifying Party.

(e)               The parties agree to comply with the obligations set forth in Section 9.05(e) of the Disclosure Schedule.

Section 9.06        Notice of Loss; Third Party Claims.

(a)               An Indemnified Party shall give the Indemnifying Party written notice in reasonable detail of any matter which an Indemnified Party has determined has given rise to a right of indemnification under this Agreement, within thirty (30) days of such determination, including all facts and circumstances that give rise to such right of indemnification, the amount of the Loss, if known (and, if not known, an estimate of the amount of potential Losses), and the method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article IX except to the extent that the Indemnifying Party is materially prejudiced by such failure.

(b)               If an Indemnified Party shall receive notice of any Action, audit, claim, demand or assessment (each, a “Third Party Claim”) against it which may give rise to a claim for Loss under this Article IX, within thirty (30) days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article IX except to the extent that the Indemnifying Party is materially prejudiced by such failure. The Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it, as a condition to the assumption, gives notice of its intention to do so to the Indemnified Party as promptly as possible but in any event within fifteen (15) days of the receipt of such notice from the Indemnified Party.

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If the Indemnifying Party elects to undertake any such defense against a Third Party Claim, the Indemnified Party may participate in such defense at its own expense; provided, that if the Indemnified Party has been advised in writing by counsel that there exists or there is reasonably likely to exist a conflict of interest that would make it inappropriate in the reasonable judgment of the Indemnified Party and its independent counsel for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its own counsel (and one local counsel in each applicable jurisdiction) at its own expense; provided, further that, subject to Section 9.08, the Indemnified Party shall have the exclusive right to assume and control the defense of any Third Party Claim (i) that seeks as the sole remedy an injunction or other equitable relief against any Indemnified Party or (ii) if the Third Party Claim relates to or arises in connection with any criminal proceeding, indictment, allegation or investigation. The Indemnified Party shall cooperate with the Indemnifying Party in such defense and use reasonable best efforts to make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. Neither the Indemnifying Party nor the Indemnified Party shall settle or compromise any Third Party Claim, or consent to the entry of any judgment with respect to any Third Party Claim, without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed); provided that the Indemnifying Party shall have the right to settle any Third Party Claim if (x) the Indemnified Party is provided written notice of the Indemnifying Party’s intention to settle the Third Party Claim at least ten (10) calendar days prior to such settlement and (y) the Indemnified Party is given an unconditional, full and complete written release from any and all liability by all relevant parties in respect of such Third Party Claim or the Losses payable under the settlement are limited solely to monetary payments for which the Indemnified Party is fully indemnified by the Indemnifying Party. Notwithstanding the foregoing, Section 7.03, and not this Section 9.06(b), shall apply to any Contest relating to Taxes.

(c)               Notwithstanding anything to the contrary herein, after the Closing, the Purchaser shall assume and control the negotiation and defense of the Specified Dispute at its expense and through counsel of its choice. The Seller shall reasonably cooperate with the Purchaser in such negotiation and defense and make available to the Purchaser, at the Purchaser’s expense, all witnesses, pertinent records, materials and information in the Seller’s possession or under the Seller’s control relating thereto as is reasonably required by the Purchaser.

(d)               The Parties agree to comply with the terms and conditions set forth in Section 9.06(d) of the Disclosure Schedule.

Section 9.07        Exclusive Remedy. From and after the Closing, (i) this Article IX and the applicable provisions of Article VII shall be the sole and exclusive remedy of the Indemnified Parties (including the Purchaser and the Seller) in connection with this Agreement and the transactions contemplated hereby, (ii) neither the Purchaser nor the Seller shall be liable or responsible in any manner whatsoever (whether for indemnification or otherwise) to any Indemnified Party for a breach of this Agreement or in connection with any of the transactions contemplated by this Agreement except pursuant to the indemnification provisions set forth in this Article IX and Article VII and

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(iii) each Party hereby waives, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action (A) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or (B) otherwise relating to the subject matter of this Agreement, in each case, that it may have against the other Party and its Representatives arising under or based upon any applicable Law (including Environmental Law), including any and all rights, claims or causes of action for contribution or other relief, reimbursement or compensation under the U.S. Comprehensive Environmental Response, Compensation and Liability Act or any analogous state act, except pursuant to the indemnification provisions set forth in this Article IX; provided, however, that nothing in this Section 9.07 shall (x) limit the rights or remedies of, or constitute a waiver of any rights or remedies by, any Person pursuant to (or shall otherwise operate to interfere with the operation of) Section 2.07, Article VII or Section 11.13 or (y) limit the rights or remedies of the applicable parties under the Transition Services Agreement, the Supply Arrangement or the Deferred Payment Agreement; provided, further, that nothing herein shall prevent any Purchaser Indemnified Party from seeking recovery, or recovering, under the R&W Insurance Policy in accordance with its terms. Notwithstanding anything to the contrary contained herein, nothing shall limit any remedy available to any Purchaser Indemnified Party in the event of Fraud.

Section 9.08        Further Environmental Provisions.

(a)               With respect to any Remedial Action that is required to satisfy the Seller’s indemnification obligations under Section 9.03(e) for any Pre-Closing Environmental Liabilities (including any Non-Operating Asset Liabilities that constitute Pre-Closing Environmental Liabilities) or under Section 9.03(f) for the matters described in items 1, 4 and 6 of Section 9.03(f) of the Disclosure Schedule:

(i)                 the Seller shall have the right, but not the obligation, to conduct and control the Remedial Action; provided, however, that, if the Seller opts to conduct such Remedial Action, the Seller shall do so without unreasonably interfering with the applicable Acquired Company’s operations;

(ii)              to exercise its right to conduct and control the Remedial Action, the Seller must provide the Purchaser, within 30 days of receiving notice of such Remedial Action as provided in Section 9.06(a), written notice to the Purchaser that (A) the Seller intends to assume primary responsibility for conducting and controlling the Remedial Action, (B) the Seller acknowledges that the Purchaser is entitled to indemnification by the Seller in respect of such Remedial Action, and (C) the Seller will be financially able to fully perform such Remedial Action. In the event the Seller elects not to exercise its right to conduct and control such Remedial Action, the Purchaser shall conduct and control such Remedial Action;

(iii)            the party not conducting and controlling the Remedial Action shall be entitled, at its sole cost and expense, to: (A) receive copies of all reports, work plans and analytical data submitted to Governmental Authorities, all notices or other letters or documents received from Governmental Authorities, any other documentation and correspondence material to the Remedial Action, and notices of material meetings;

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(B) attend such material meetings; (C) consult with the party conducting and controlling the Remedial Action; and (D) receive drafts of any material reports, work plans or other submissions prior to their submission to Governmental Authorities, and to timely provide comments to any such draft reports, plans or submissions, which the party conducting and controlling the Remedial Action shall in good faith consider. In addition, during the period the Seller is conducting and controlling the Remedial Action, the Seller shall obtain the Purchaser’s consent prior to undertaking any material action with respect to such Remedial Action that could reasonably be expected to significantly impact the Purchaser Indemnified Party or the subject real property, provided that such consent shall not be unreasonably withheld, conditioned or delayed (for the avoidance of doubt, the Purchaser shall not be required to consent to anything that could reasonably be expected to unreasonably interfere with the applicable Acquired Company’s operations);

(iv)             during the period the Seller is conducting and controlling the Remedial Action, the Purchaser shall, and shall cause its Affiliates and Representatives to, reasonably cooperate with the Seller, including by providing, without any requirement to execute any additional agreement (including an access agreement), (A) reasonable access to the subject site and any building, structure or other improvement located thereon, including reasonable access to install, maintain, replace and operate wells and remove impacted soil and/or groundwater, and (B) at the Seller’s cost, reasonable access to any utilities that the Seller may reasonably elect to use in connection with the Remedial Action; and

(v)               the Seller shall only be liable for its share of the costs incurred to the extent such Remedial Action is conducted in a reasonably cost-effective manner, which may incorporate (A) any risk-based clean-up standards that, based upon the use classification (industrial, commercial or residential) of the applicable Owned Real Property or Leased Real Property, are allowed under applicable Environmental Law and approved by or otherwise acceptable to the applicable Governmental Authorities; and (B) any reasonably cost-effective methods that are allowed under applicable Environmental Law and that are approved by or otherwise acceptable to applicable Governmental Authorities to achieve such standards, including the use of engineering and institutional controls to eliminate or minimize exposure pathways, in each case of (A) and (B) to the extent such standards or methods do not unreasonably interfere with the applicable Acquired Company’s operations. The Purchaser shall be responsible for any operation and maintenance of any such institutional or engineering controls subsequent to completion of their installation, and such post-installation costs shall not be subject to indemnification; provided, however, that the Seller shall remain responsible for the operation and maintenance of any such control that entails removing or reducing Hazardous Substances from soil, groundwater, air or other environmental media.

(b)                     With respect to any action (other than any such action that is a Remedial Action) to correct a violation of or a noncompliance with any Environmental Law or Environmental Permit that is required to satisfy the Seller’s indemnification obligations under Section 9.03(e) for any Pre-Closing Environmental Liabilities (including any Non-Operating Asset Liabilities that constitute Pre-Closing Environmental Liabilities) or under Section 9.03(f) for the matters described in items 1, 4 and 6 of Section 9.03(f) of the Disclosure Schedule:

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(i)                 the Purchaser shall control the conduct of such corrective action; provided, however, that the Purchaser shall reasonably consult with the Seller in all material respects in connection with undertaking the corrective action, shall provide the Seller with copies of all material correspondence submitted to and received from any Governmental Authority relating to the corrective action or to the associated violation or noncompliance, and shall provide the Seller with reasonable opportunity to provide comments to any material submissions to any Governmental Authority with respect thereto, including to any corrective action plans or proposals;

(ii)              the Seller shall not be obligated to indemnify any Purchaser Indemnified Party for capital costs incurred in connection with the implementation of a corrective action that are in excess of the amount reasonably required to achieve compliance with any applicable Environmental Law or Environmental Permit in effect as of the Closing Date, and, for the avoidance of doubt, the Parties acknowledge that the Seller shall under no circumstances be responsible for any corrective action that is required or recommended pursuant to any internal standards, policies or guidelines of the Seller, the Purchaser or any of their respective Affiliates to the extent that such corrective action is not required to achieve compliance with any such Environmental Law or Environmental Permit;

(iii)            the Seller shall under no circumstances be responsible for any operating costs related to compliance with any Environmental Law or Environmental Permit after the Closing, including any operating costs related to any capital upgrade made as, or in connection with any, such corrective action; provided, however, that this Section 9.08(b)(iii) shall not be deemed to limit or condition the Seller’s obligations under Section 9.08(a)(v);

(iv)             the Seller shall under no circumstances be responsible for any removal, abatement, encapsulation, or maintenance of any asbestos included in any building material or equipment that (A) is not in a condition that requires such removal, abatement or encapsulation pursuant to Environmental Law as of the Closing, and (B) is encountered or disturbed pursuant to any post-Closing demolition, renovation or construction; and

(v)               for the sake of clarity, the Parties acknowledge that this Section 9.08(b) does not in any way limit, condition or otherwise affect the Seller’s right to control the defense of any Third Party Claim, including any Third Party Claim seeking fines or penalties for any pre-Closing violation of or noncompliance with any Environmental Law or Environmental Permit.

(c)               With respect to the Seller’s indemnification obligations under Section 9.03(e) for any Pre-Closing Environmental Liability (including any Non-Operating Asset Liability that constitutes a Pre-Closing Environmental Liability) or under Section 9.03(f) for the matters described in items 1, 4 and 6 of Section 9.03(f) of the Disclosure Schedule, the Seller shall not be responsible for Losses to the extent they are caused, triggered or increased by (i) any changes in Environmental Law coming into effect after the Closing Date; (ii) any change in use classification of any Owned Real Property or Leased Real Property after the Closing Date from industrial to commercial or residential or from commercial to residential;

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(iii) any voluntary disclosure to a Governmental Authority after the Closing Date by or at the direction of the Purchaser, any Purchaser Indemnified Party, or any of their respective Affiliates or Representatives of any environmental information; and (iv) any subsurface sampling and analysis of any environmental media conducted after the Closing Date by or at the direction of the Purchaser, any Purchaser Indemnified Party, or any of their respective Affiliates or Representatives, unless in the case of (iii) and (iv) such disclosure or sampling and analysis is (A) required by Environmental Law or by a Governmental Authority; (B) required to be conducted in response, or reasonably necessary to respond, to a Third Party Claim (including any such claim alleging that Hazardous Substances have migrated offsite from any Owned Real Property or Leased Real Property); (C) conducted in response to facts or conditions discovered or encountered after Closing indicating a material risk to health or the environment; (D) conducted to comply with any lease requirements that pertain to any Leased Real Property and that were included in any lease agreement to which an Acquired Company was a party as of the Closing or any renewal of such lease agreement (or in any new lease agreement with a new landlord for any Leased Real Property that contains substantially similar requirements); (E) conducted in connection with the bona fide construction, renovation, demolition, removal, repair, maintenance or expansion of improvements at any Owned Real Property or Leased Real Property, or (F) reasonably necessary for the performance of any Remedial Action by or on behalf of the Purchaser, any Purchaser Indemnified Party, or any of their respective Affiliates or Representatives that is the subject of Seller’s indemnification obligations hereunder.

(d)             Notwithstanding anything to the contrary contained in this Agreement, none of the Seller or any of its Affiliates shall be liable for (i) any claim for indemnification for any Pre-Closing Environmental Liabilities that is made after the sixth (6th) anniversary of the Closing Date; provided, however, that any written claim made with reasonable specificity by the Purchaser prior to the sixth (6th) anniversary of the Closing Date shall survive until such claim is finally and fully resolved, or (ii) any claim for indemnification for any Non-Operating Asset Liabilities that is made after the fifteenth (15th) anniversary of the Closing Date; provided, however, that any written claim made with reasonable specificity by the Purchaser prior to the fifteenth (15th) anniversary of the Closing Date shall survive until such claim is finally and fully resolved.

Article X

TERMINATION, AMENDMENT AND WAIVER

Section 10.01    Termination. This Agreement may be terminated at any time prior to the Closing:

(a)               by either the Seller or the Purchaser if the Closing shall not have occurred on or before January 20, 2020 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 10.01(a) shall not be available to any Party whose failure to fulfill any obligation in any material respect under this Agreement constitutes a breach hereunder and such breach shall have been the proximate cause of the failure of the Closing to occur by the Outside Date (for the avoidance of doubt, subject to the proviso in Section 10.01(f)), the Purchaser’s failure to close by the Outside Date due to the unavailability of the Debt Financing shall not in any way limit its termination right pursuant to this Section 10.01(a), provided that the Purchaser has complied in all material respects with its obligations under Section 5.06);

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(b)               by either the Seller or the Purchaser in the event that any Governmental Order permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement shall have become final and nonappealable;

(c)               by the Seller if the Purchaser shall have breached any of its representations, warranties, covenants or other agreements contained in this Agreement which would give rise to the failure of a condition set forth in Section 8.01(a), which breach (x) cannot be cured by the Outside Date or (y) if capable of being cured by the Outside Date, shall not have been cured by the earlier of the Outside Date and thirty (30) days after the giving of written notice by the Seller to the Purchaser specifying such breach;

(d)               by the Purchaser if the Seller shall have breached any of its representations, warranties, covenants or other agreements contained in this Agreement which would give rise to the failure of a condition set forth in Section 8.02(a), which breach (x) cannot be cured by the Outside Date or (y) if capable of being cured by the Outside Date, shall not have been cured by the earlier of the Outside Date and thirty (30) days after the giving of written notice by the Purchaser to the Seller specifying such breach; or

(e)               by the mutual written consent of the Seller and the Purchaser; or

(f)                by the Seller, if (i) all of the conditions to the obligations of the Parties set forth in Section 8.02 (other than (A) those conditions that, by their terms, are to be satisfied at the Closing, and (B) the conditions set forth in Section 8.02(c) and Section 8.02(d), but, in each case of clauses (A) and (B), subject to such conditions being able to be satisfied) have been satisfied or waived, (ii) the Purchaser shall have failed to consummate the Closing on the date that is three (3) Business Days following the day the Closing is required to occur under Section 2.03 and (iii) the Seller stood ready, willing and able to consummate the Closing during such three (3) Business Day period and irrevocably confirmed such fact in writing to the Purchaser on or prior to the end of such three (3) Business Day period; provided that any purported termination under Section 10.01(a) shall be deemed to be a termination under this Section 10.01(f) if the Seller was entitled to terminate this Agreement under this Section 10.01(f) at the time of such termination under Section 10.01(a).

Section 10.02    Effect of Termination.

(a)               In the event of termination of this Agreement as provided in Section 10.01, this Agreement shall forthwith be terminated and become void and of no further force and effect and there shall be no liability on the part of either Party except that (a) the Confidentiality Agreement, Section 5.03, this Section 10.02 and Article XI shall survive any termination and (b) subject to the limitations set forth in Section 10.02(c), nothing herein shall relieve either Party from liability for any intentional breach of this Agreement occurring prior to such termination.

(b)               In the event that this Agreement is terminated pursuant to Section 10.01(f), then the Purchaser shall pay the Seller an aggregate amount in cash equal to $10,000,000 (the “Reverse Termination Fee”), it being understood that in no event shall the Purchaser be required to pay the Reverse Termination Fee on more than one occasion. Payment of the Reverse Termination Fee, if due pursuant to this Section 10.02(b), shall be made by wire transfer of same day funds promptly (but in no event later than five (5) Business Days) after the date on which this Agreement is terminated pursuant to Section 10.01(f) to the account designated by the Seller.

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(c)               Notwithstanding anything to the contrary contained in this Agreement, prior to the Closing, if the Purchaser breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise, including with respect to any allegation of fraud) or fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise, including with respect to any allegation of fraud), then, except for the right to seek specific performance in accordance with and subject to the terms and conditions of Section 11.13, the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) against the Purchaser, any Non-Recourse Party (as defined in the Limited Guarantee) or any Debt Financing Source for any breach, loss, damage or failure to perform suffered or incurred under, this Agreement or in respect of any oral representation made or alleged to have been made in connection herewith or therewith shall be for the Seller to (x) terminate this Agreement pursuant to Section 10.01(f) (including by any deemed termination pursuant to Section 10.01(f)) and receive the Reverse Termination Fee or (y) terminate this Agreement pursuant to Section 10.01(a) or Section 10.01(c) and seek to recover monetary damages from the Purchaser, and none of the Debt Financing Sources shall have any liability or obligation relating to or arising out of this Agreement or the Financing Commitments or the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination; provided that in no event shall the Purchaser be subject to monetary damages in excess of the amount of the Reverse Termination Fee in the aggregate; provided, further, that in no event shall the Purchaser be required to pay the Reverse Termination Fee on more than one (1) occasion. In addition, without modifying or qualifying in any way the preceding sentence or implying any intent contrary thereto, the Seller, the Acquired Companies and each of their Affiliates and Representatives hereby agree that in no event shall the Seller, any Acquired Company or any of their respective Affiliates or Representatives seek or obtain any damages of any kind against any Debt Financing Source (including consequential, special, indirect or punitive damages), in each case, relating to or arising out of this Agreement, the Debt Financing, the Financing Commitments or the transactions contemplated hereby or thereby. For the avoidance of doubt, notwithstanding anything herein to the contrary, although the Seller may pursue both a grant of specific performance pursuant to Section 11.13 and payment of the Reverse Termination Fee, under no circumstances shall the Seller, directly or indirectly, be permitted or entitled to receive: (i) both (A) a grant of specific performance pursuant to Section 11.13 to cause the Equity Financing to be funded (whether under this Agreement or the Equity Commitment) or the Closing to occur or other equitable relief, on the one hand, and (B) payment of any monetary damages whatsoever and/or the payment of the Reverse Termination Fee and the Enforcement Expenses, on the other hand; or (ii) both (A) payment of any monetary damages whatsoever, on the one hand, and (B) payment of the Reverse Termination Fee and the Enforcement Expenses, on the other hand.

(d)               The Parties acknowledge that the agreements contained in this Section 10.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Purchaser fails to pay promptly any amounts due pursuant to this Section 10.02, and, in order to obtain such payment, the Seller commences a suit that results in a judgment against the Purchaser for the amounts set forth in this Section 10.02, the Purchaser shall pay to the Sellers its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, up to $1,500,000 in the aggregate (the “Enforcement Expenses”).

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The Purchaser and the Seller acknowledge and agree that (i) the Purchaser and the Seller have expressly negotiated the provisions of this Section 10.02, (ii) in light of the circumstances existing at the time of the execution of this Agreement (including the inability of the Parties to quantify the damages that may be suffered by the Seller) the provisions of this Section 10.02 are reasonable, (iii) the Reverse Termination Fee represents a good faith, fair estimate of the damages that the Seller would suffer as a result of the valid termination of this Agreement and the failure to consummate the Closing, and (iv) in the circumstances in which it is payable, the Reverse Termination Fee shall be payable as liquidated damages (and not as a penalty) in a reasonable amount that will compensate the Seller, in the circumstances in which it is payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision, without requiring the Seller or any other Person to prove actual damages.

Article XI

GENERAL PROVISIONS

Section 11.01    Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such costs and expenses, whether or not the Closing shall have occurred; provided that, whether or not the Closing shall have occurred, the Seller and the Purchaser shall share equally any filing fees required in connection with filings and notifications, if any, by the Parties and their Affiliates that are made under the HSR Act and any other applicable antitrust, competition, or trade regulation Law in connection with the transactions contemplated by this Agreement.

Section 11.02    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight delivery by an internationally recognized overnight courier service (upon the second (2nd) Business Day after being deposited with such courier service), by facsimile (upon confirmation of good transmission) or registered or certified mail (postage prepaid, return receipt requested) (upon delivery), or by email (upon confirmation of receipt) to the respective Parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.02):

(a)               if to the Seller:

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American Axle & Manufacturing Holdings, Inc.
One Dauch Drive
Detroit, Michigan 48211-1198

Facsimile: Attention: Email:	(313) 758-3897 David E. Barnes david.barnes@aam.com

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Facsimile: (212) 848-7179

Attention:	Scott Petepiece Roger V. Morscheiser

Email:	spetepiece@shearman.com roger.morscheiser@shearman.com

(b)               if to the Purchaser:

Gamut Capital Management, L.P.

250 West 55th Street, 25th Floor

New York, New York 10019

Attention: Email:	Noah J. Leichtling leichtling@gamutcapital.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10002

Facsimile: Attention: Email:	(212) 446-4900 Peter Martelli, P.C. Constantine N. Skarvelis, P.C. Marshall P. Shaffer peter.martelli@kirkland.com constantine.skarvelis@kirkland.com marshall.shaffer@kirkland.com

Section 11.03    Public Announcements. Neither Party shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement or otherwise communicate with any news media without the prior written consent of the other Party unless otherwise required by Law or applicable stock exchange regulation, and, to the extent practicable, the Parties shall cooperate as to the timing and contents of any such press release, public announcement or communication; provided, however, that the prior written consent of the other Party shall not be required hereunder with respect to any press release, public announcement or communication that is substantially similar to a press release, public announcement or communication previously issued with the prior written consent of such other Party. Notwithstanding any of the foregoing, the Purchaser may provide ordinary course communications regarding this Agreement and the transactions contemplated hereby to existing or prospective general and limited partners, equity holders, members, managers and investors of the Purchaser and its Affiliates.

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Section 11.04    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

Section 11.05    Entire Agreement. This Agreement, the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement of the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, between the Seller and the Purchaser with respect to the subject matter hereof and thereof.

Section 11.06    Assignment. This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Seller and the Purchaser (which consent may be granted or withheld in the sole discretion of the Seller or the Purchaser), as the case may be; provided that Purchaser may, without obtaining the consent of the Seller, assign this Agreement or any of its rights or obligations under this Agreement to any Affiliate of the Purchaser; provided that no such assignment shall relieve the Purchaser of its obligations hereunder.

Section 11.07    Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Seller and the Purchaser or (b) by a waiver in accordance with Section 11.08. Notwithstanding anything to the contrary in this Agreement, the provisions of Section 10.02(c), this Section 11.07, Section 11.09, the last two sentences of Section 11.11, Section 11.12, Section 11.13(b) and Section 11.16 (and the definitions related thereto) may not be amended, modified, waived or terminated in whole or in part in a manner adverse in any respect to the Debt Financing Sources or the Non-Recourse Parties without the prior written consent of each adversely affected Debt Financing Source or Non-Recourse Party, as applicable.

Section 11.08    Waiver. Either Party may (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered or made available by the other Party pursuant hereto or (c) waive compliance with any of the agreements of the other Party or conditions to such Party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of either Party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

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Section 11.09    No Third Party Beneficiaries. Except as otherwise specified in Section 5.11(d), this Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns and nothing herein, express or implied (including the provisions of Article IX relating to indemnified parties), is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement; provided, that the Debt Financing Sources and the Non-Recourse Parties are intended third party beneficiaries of, and may enforce, the provisions of Section 10.02(c), Section 11.07, this Section 11.09, the last two sentences of Section 11.11, Section 11.12, Section 11.13(b) and Section 11.16.

Section 11.10    Currency. Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in United States dollars.

Section 11.11    Governing Law.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any applicable principles of conflict of laws that would cause the Laws of another State to otherwise govern this Agreement. Any Action seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any Party or any of its Affiliates or against any Party or any of its Affiliates) shall be heard and determined exclusively in the Delaware Court of Chancery; provided, however, that if the Delaware Court of Chancery does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in the United States District Court for the District of Delaware. Consistent with the preceding sentence, each of the Parties hereby (i) submits to the exclusive jurisdiction of such courts for the purpose of any Action arising out of or relating to this Agreement brought by either Party; (ii) agrees that service of process will be validly effected by sending notice in accordance with Section 10.02; (iii) irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts; and (iv) agrees not to move to transfer any such Action to a court other than any of the above-named courts. Notwithstanding anything to the contrary herein, each of the Parties agrees that, except as specifically set forth in the Debt Commitment Letter, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Debt Financing Sources in any way relating to this Agreement, the Debt Financing or the performance thereof or the transactions contemplated hereby or thereby shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

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Notwithstanding anything to the contrary herein, each of the Parties agrees that it will not bring or support any Person in any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including, but not limited to, any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York.

Section 11.12    Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING ANY LEGAL PROCEEDING AGAINST OR INVOLVING ANY DEBT FINANCING SOURCE ARISING OUT OF THIS AGREEMENT OR THE DEBT FINANCING). EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.12.

Section 11.13    Specific Performance.

(a)               The Parties acknowledge and agree that the Parties will be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any nonperformance or breach of this Agreement by any Party could not be adequately compensated by monetary damages alone and that the Parties would not have any adequate remedy at law. Accordingly, the Parties acknowledge and agree that, prior to a valid termination of this Agreement pursuant to Article X (and, with respect to any provision of this Agreement that expressly survives any such termination, after any such termination), in addition to any other right or remedy to which any Party may be entitled, at law or in equity (including monetary damages, except as limited by Section 10.02), such Party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to seek temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement without posting any bond or other undertaking. The Parties agree that they will not contest the appropriateness of specific performance as a remedy.

(b)               Notwithstanding the foregoing or anything herein or in any Ancillary Agreement to the contrary, it is hereby acknowledged and agreed that the Seller shall be entitled to an injunction, specific performance and other equitable relief to cause the Purchaser to cause the Acquisition Financing to be funded and to consummate the Closing in accordance with Article II, only if, (i) the Purchaser is required to complete the Closing pursuant to Section 2.03 and the Purchaser fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.03, (ii) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing and (iii) the Seller has irrevocably confirmed in writing that, if the Equity Financing and Debt Financing are funded, the Seller is ready, willing and able to proceed with the Closing in accordance with Article II.

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Section 11.14    Counterparts. This Agreement may be executed and delivered (including by facsimile or other means of electronic transmission, such as by electronic mail in “pdf” form) in counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

Section 11.15    R&W Insurance Policy. Nothing in this Agreement shall in any way limit the Purchaser, or any Purchaser Indemnified Party, or any of their respective Affiliates from making any claims or receiving any recoveries under the R&W Insurance Policy, whether for breaches under this Agreement or any other claim that may be permitted to be made under the R&W Insurance Policy.

Section 11.16    No Recourse Against Debt Financing Sources. Notwithstanding anything to the contrary contained in this Agreement, the Parties hereby agree that none of the Debt Financing Sources shall have any liability to the Seller or any of its Affiliates or any other Person (other than the Purchaser and its permitted assigns in respect of the Debt Commitment Letter) relating to or arising out of this Agreement or the Financing Commitments, whether at law or equity, in contract or in tort or otherwise, and neither the Seller nor any of its Affiliates or any other Person (other than the Purchaser and its permitted assigns in respect of the Debt Commitment Letter) shall have any rights or claims against any of the Debt Financing Sources under this Agreement or the Financing Commitments, whether at law or equity, in contract or in tort, or otherwise.

[Remainder of Page Intentionally Left Blank.]

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IN WITNESS WHEREOF, the Seller, Purchaser and TopCo have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

By:	/s/ Michael K. Simonte
Name:	Michael K. Simonte
Title:	President

[Unit Purchase Agreement Signature Page]

GREDE ACQUISITIONCO, INC.

By:	/s/ Noah J. Leichtling
Name:	Noah J. Leichtling
Title:	General Counsel, Vice-President and Secretary

[Unit Purchase Agreement Signature Page]

GREDE TOPCO, INC.

By:	/s/ Noah J. Leichtling
Name:	Noah J. Leichtling
Title:	General Counsel, Vice-President and Secretary

[Unit Purchase Agreement Signature Page]